SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

O’CHARLEY’S INC.

(Name of Subject Company)

O’CHARLEY’S INC.

(Name of Person Filing Statement)

Common Stock, no par value per share

(Title of Class of Securities)

670823103

(CUSIP Number of Class of Securities)

Colin M. Daly, Esq.

General Counsel and Corporate Secretary

3038 Sidco Drive

Nashville, Tennessee 37204

(615) 782-6922

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and

Communications on Behalf of Persons Filing Statement)

Copy to:

J. Page Davidson, Esq.

Scott W. Bell, Esq.

Bass, Berry & Sims PLC

150 Third Avenue South, Suite 2800

Nashville, Tennessee 37201

(615) 742-6253

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is O’Charley’s Inc., a Tennessee corporation (“O’Charley’s”). The address of O’Charley’s principal executive offices is 3038 Sidco Drive, Nashville, Tennessee 37204, and O’Charley’s telephone number is (615) 256-8500.

Securities.

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the common stock, no par value per share, of O’Charley’s (the “Common Stock”).

The shares of Common Stock are hereinafter referred to as the “Shares.” As of February 20, 2012, there were (i) 21,947,206 Shares issued and outstanding (inclusive of restricted stock awards issued pursuant to any O’Charley’s equity incentive plan) and (ii) 1,580,231 Shares which were subject to issuance pursuant to the exercise of outstanding options.

Item 2.	Identity and Background of Filing Person.

Name and Address.

O’Charley’s is the person filing this Schedule 14D-9 and is the subject company. O’Charley’s name, address and telephone number are set forth in Item 1 above. O’Charley’s website is www.ocharleysinc.com. The website and the information on or connected to the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Fred Merger Sub Inc. (“Merger Sub”), a Tennessee corporation and an indirect, wholly-owned subsidiary of Fidelity National Financial, Inc., a Delaware corporation (“Parent”), pursuant to which Merger Sub has offered to purchase all of the outstanding Shares at a price of $9.85 per Share (such amount or any greater amount per Share paid pursuant to the Offer, the “Offer Price”), net to the selling shareholder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated February 27, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any exhibits thereto, the “Schedule TO”) filed by Parent and Merger Sub with the Securities and Exchange Commission (the “Commission”) on February 27, 2012.

This Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 5, 2012 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), among Parent, O’Charley’s and Merger Sub. The Merger Agreement provides, among other things, that following the time Merger Sub accepts for payment any Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Acceptance Time”), Merger Sub will be merged with and into O’Charley’s (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Contemplated Transactions”) upon the terms and conditions set forth in the Merger Agreement and in accordance with the Tennessee Business Corporation Act (the “TBCA”). As a result of the Merger, the Shares that are not acquired in the Offer and outstanding immediately prior to the effective time of the Merger (other than those held by Parent or any subsidiary of Parent, including Merger Sub, and any Shares held by O’Charley’s as treasury shares, which Shares will be canceled without any conversion), would be converted into the right to receive an amount equal to the Offer Price, net to the shareholder in cash, without interest and less any required withholding taxes (or, if a higher amount is paid in the Offer, such higher amount). Following the effective time of the Merger (the “Effective Time”), O’Charley’s will continue as an indirect, wholly-owned subsidiary of Parent (O’Charley’s after the Effective Time is sometimes referred to herein as the “Surviving Corporation”). The descriptions of the Merger Agreement contained herein are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed with the Schedule 14D-9 as Exhibit (e)(1) and is incorporated herein by reference. The Merger Agreement has been filed to provide investors with information regarding its terms. It is not intended to provide any other factual information about O’Charley’s, Merger Sub or Parent. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by O’Charley’s to Parent and Merger Sub in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between O’Charley’s and Parent and Merger Sub, rather than establishing matters as facts. Accordingly, you should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about O’Charley’s, Parent or Merger Sub.

The initial expiration date of the Offer is 12:00 midnight, New York City time, on Monday, April 2, 2012, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law. The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1) and (a)(2) hereto, respectively and are incorporated herein by reference.

The Schedule TO states that the business address and telephone number for Parent and Merger Sub are 601 Riverside Avenue, Jacksonville, Florida 32204, (888) 934-3354.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9, and in the Information Statement of O’Charley’s (the “Information Statement”) filed as Annex I to this Schedule 14D-9 (and incorporated by reference into this Item 3), to the knowledge of O’Charley’s, as of the date of this Schedule 14D-9, there are no material agreements, arrangements, understandings or any actual or potential conflicts of interest between O’Charley’s or its affiliates and (i) its executive officers, directors or affiliates or (ii) Parent, Merger Sub or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the shareholders of O’Charley’s pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with Parent’s right, pursuant to the Merger Agreement, to designate persons to O’Charley’s Board of directors of O’Charley’s (the “Board” or “O’Charley’s Board”) following Merger Sub’s acceptance for payment of the Shares tendered in the Offer.

Arrangements between O’Charley’s and Parent and Merger Sub

Relationship with Parent

As set forth in the Schedule TO, and based upon disclosures by Parent, as of February 20, 2012, Parent owned, directly or indirectly, 2,079,542 Shares, representing approximately 9.5% of the then outstanding Common Stock. In addition, as of February 20, 2012, Parent may be deemed to beneficially own an additional 2,241,400 Shares, representing approximately 10.2% of the then outstanding Common Stock, as a result of the execution of the Support Agreement, as defined and more fully described below.

Merger Agreement

The summary of the Merger Agreement and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer to Purchase, which is being filed as an exhibit to the Schedule TO and Exhibit (a)(1) to this Schedule 14D-9, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement governs the contractual rights among O’Charley’s, Parent and Merger Sub in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide O’Charley’s shareholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about O’Charley’s or Parent in O’Charley’s or Parent’s public reports filed with the Commission. In particular, the Merger Agreement and summary of the Merger Agreement contained in the Offer to Purchase are not intended to be, and should not be, relied upon as disclosures regarding any facts or circumstances relating to O’Charley’s or Parent. The representations and warranties contained in the Merger Agreement were not intended, and should not be relied upon, to establish facts. The representations and warranties set forth in the Merger Agreement were negotiated with the principal purpose of (i) establishing the circumstances under which Merger Sub may have the right not to consummate the Offer, or O’Charley’s or Parent may have the right to terminate the Merger Agreement, and (ii) allocating risk between the parties, rather than establishing matters as facts. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable under federal securities laws.

Representation on Board

The Merger Agreement provides that, promptly upon the Acceptance Time and from time to time and at all times thereafter, Parent will be entitled to elect or designate such number of directors, rounded up to the next whole number, on O’Charley’s Board as is proportional to the number of Shares then owned directly or indirectly by Parent. O’Charley’s is required under the Merger Agreement, upon request by Parent, to take all actions necessary to enable Parent designees to be elected or appointed to O’Charley’s Board effective at the Acceptance Time, including by (i) promptly filling vacancies or newly created directorships on O’Charley’s Board, (ii) promptly increasing the size of O’Charley’s Board (including by amending O’Charley’s bylaws if necessary to increase the size of its Board) and/or (iii) promptly securing the resignations of such number of its incumbent directors as is necessary to provide Parent with such level of representation, and shall cause Parent’s designees to be so elected or appointed at such time.

Confidentiality Agreement

On November 23, 2011, Parent, O’Charley’s and American Blue Ribbon Holdings, LLC, a Delaware limited liability company (“ABRH”), executed a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which the parties agreed, subject to certain exceptions, to, among other things, keep confidential certain information provided by the parties for purposes of evaluating a possible transaction between Parent and O’Charley’s. Parent also agreed to a standstill provision placing restrictions on, among other things, the ability of Parent and its affiliates to acquire securities of O’Charley’s or to enter into, or propose to enter into, a merger or certain other combination or acquisition transactions involving O’Charley’s, except with O’Charley’s prior written consent. These restrictions automatically terminate under the Confidentiality Agreement upon the earlier to occur of two years from the date the Confidentiality Agreement or the date of a consummation of a transaction between the parties. This summary is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as an exhibit to the Schedule TO and as Exhibit (e)(2) hereto and is incorporated herein by reference.

Tender and Support Agreement

O’Charley’s shareholders Crescendo Partners II, L.P., Series Z, Crescendo Partners III, L.P., Arnaud Ajdler and Gregory Monahan entered into a Tender and Support Agreement (the “Support Agreement”) with Parent and Merger Sub. For more information, see “Item 8. Additional Information – Tender and Support Agreement.”

O’Charley’s Director and Executive Officer Relationships with Parent

As of the date of this Schedule 14D-9, Parent and Merger Sub have informed O’Charley’s that no members of Parent’s current management have entered into any agreement, arrangement or understanding with Parent, Merger Sub or their affiliates regarding employment with the Surviving Corporation.

Arrangements between O’Charley’s and its Executive Officers, Directors and Affiliates

O’Charley’s executive officers and the members of O’Charley’s Board may be deemed to have certain interests in the Contemplated Transactions, including the Offer and the Merger, that may be different from or in addition to those of O’Charley’s shareholders generally. These interests may create potential conflicts of interest. O’Charley’s Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Contemplated Transactions.

For further information with respect to the arrangements between O’Charley’s and its executive officers, directors and affiliates described in this Item 3, please also see the Information Statement, which is filed as Annex I to this Schedule 14D-9 and incorporated in its entirety by reference herein, under the headings “Security Ownership of Certain Beneficial Owners and Management”; “Compensation Discussion and Analysis”; “Summary Compensation Table”; “2011 Grants of Plan-Based Awards”; “Outstanding Equity Awards at Fiscal 2011 Year-End”; “Potential Payments Upon Termination or Change in Control”; “2011 Director Compensation”; and “Certain Transactions.”

In the case of each plan or agreement discussed below to which the terms “Change of Control” or “Change in Control” (as defined therein) apply, the consummation of the Offer would constitute a change in control.

Cash Payable for Outstanding Shares Pursuant to the Offer

If the directors and executive officers of O’Charley’s who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash Offer Price on the same terms and conditions as the other shareholders of O’Charley’s. As of February 20, 2012, the directors and executive officers of O’Charley’s beneficially owned, in the aggregate, 791,141 Shares, excluding Shares subject to exercise of Options and Restricted Shares (as discussed, and such capitalized terms as defined, below). If the directors and executive officers were to tender all 791,141 of these Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Merger Sub, then the directors and executive officers would receive an aggregate of $7,792,740 in cash pursuant to tenders into the Offer.

The table below sets forth information regarding the amount of cash consideration each executive officer and director will receive pursuant to the Offer assuming the Shares beneficially owned by each of O’Charley’s executive officers and directors (excluding Restricted Shares and Options) are tendered pursuant to the Offer and those Shares are accepted for purchase and purchased by Merger Sub.

Name	Number of Shares Owned	Consideration
Philip J. Hickey, Jr.	106,354	$1,047,587
Arnaud Ajdler	39,424	$388,326
William F. Andrews	45,845	$451,573
Douglas Benham	66,024	$650,336
Gregory Monahan	27,774	$273,574
Dale W. Polley	50,720	$499,592
Richard Reiss, Jr.	133,220	$1,312,217
H. Steve Tidwell	94,270	$928,560
Robert J. Walker	78,220	$770,467
Shirley A. Zeitlin	55,470	$546,380
David W. Head	—	—
R. Jeffrey Williams	4,425	$43,586
Marc A. Buehler	—	—
John R. Grady	42,321	$416,862
Alfred L. Thimm, Jr.	—	—
Colin M. Daly	5,663	$55,781
Lawrence D. Taylor	26,428	$260,316
Robert F. Luz	6,000	$59,100
Leon De Wet	8,983	$88,483

The beneficial ownership of Shares of each director and executive officer is further described in the Information Statement under the heading “Security Ownership of Certain Beneficial Owners and Management.”

O’Charley’s Stock Options

Under the Merger Agreement, each Company Option (as defined in the Merger Agreement and referred to herein as an “Option”) that is outstanding immediately prior to the Acceptance Time (as defined in the Merger Agreement), whether or not then vested and exercisable, will become fully vested and exercisable upon the occurrence of the Acceptance Time.

Each unexercised Option for which, as of the Effective Time, the Offer Price exceeds the exercise price per Share will be canceled at the Effective Time. In exchange, O’Charley’s will pay to each former holder of such Option as soon as practicable, but no later than 15 business days following the Effective Time, an amount in cash (without interest, and subject to deduction for any required withholding tax) equal to the product of (1) the excess, if any, of the Offer Price (subject to any applicable tax withholding), without interest (the “Merger Consideration”), over the exercise price per Share under such Option and (2) the number of Shares subject to such Option (the “Option Spread Value”).

Each Option that is outstanding immediately prior to the Effective Time for which, as of Effective Time, the Offer Price does not exceed the exercise price per Share will be canceled at the Effective Time without any cash payment being made in respect thereof.

The tables below set forth information regarding the Options which have an exercise price per Share less than $9.85 and are held by O’Charley’s directors and executive officers as of February 20, 2012. All such Options would be canceled and exchanged at the Effective Time for the right to receive the Option Spread Value. The Options are classified as vested or unvested in the tables below based on their status as of February 20, 2012.

	Vested Options to be Converted to the Option Spread Value			Unvested Options to be Converted to the Option Spread Value
Name	Number of Shares	Weighted Average Exercise Price per Share	Option Spread Value from Vested Options	Number of Shares	Weighted Average Exercise Price per Share	Option Spread Value from Unvested Options	Total Option Spread Value
Philip J. Hickey, Jr.	25,000	$6.92	$73,250	—	—	—	$73,250
Arnaud Ajdler	—	—	—	—	—	—	—
William F. Andrews	—	—	—	—	—	—	—
Douglas Benham	—	—	—	—	—	—	—
Gregory Monahan	—	—	—	—	—	—	—
Dale W. Polley	—	—	—	—	—	—	—
Richard Reiss, Jr.	—	—	—	—	—	—	—
H. Steve Tidwell	—	—	—	—	—	—	—
Robert J. Walker	—	—	—	—	—	—	—
Shirley A. Zeitlin	—	—	—	—	—	—	—
David W. Head	—	—	—	120,000	$6.10	$450,000	$450,000
R. Jeffrey Williams	15,000	$2.74	$106,650	25,000	$7.29	$64,000	$170,650
Marc A. Buehler	—	—	—	100,000	$6.20	$365,000	$365,000
John R. Grady	125,000	$2.74	$888,750	—	—	—	$888,750
Alfred L. Thimm, Jr.	—	—	—	40,000	$6.39	$138,400	$138,400
Colin M. Daly	15,000	$2.74	$106,650	25,000	$7.29	$64,000	$170,650
Lawrence D. Taylor	60,000	$2.74	$426,600	—	—	—	$426,600
Robert F. Luz	50,000	$2.74	$355,500	—	—	—	$355,500
Leon De Wet	15,000	$2.74	$106,650	25,000	$7.29	$64,000	$170,650

O’Charley’s Restricted Shares

Under the Merger Agreement, each Company Restricted Share (as defined in the Merger Agreement and referred to herein as a “Restricted Share”) will become fully vested at the Acceptance Time (and subject to forfeiture or surrender to O’Charley’s, to the extent necessary to satisfy any tax withholding) and, to the extent still outstanding at the Effective Time, shall be canceled at the Effective Time (the “Canceled Restricted Awards”) and, in exchange therefore, O’Charley’s shall pay to each former holder of any such Canceled Restricted Awards, as soon as practicable, but no later than 15 business days following the Effective Time, an amount in cash (without interest, and subject to deduction for any required withholding tax) equal to the product of (1) the Merger Consideration and (2) the number of Shares subject to such Canceled Restricted Awards (the “Restricted Share Payout Value”).

The table below sets forth the Restricted Share Payout Value based on the Offer Price and the number of Shares subject to such Restricted Shares as of February 20, 2012. The Restricted Shares are classified as unvested in the table below based on their anticipated status as of February 20, 2012. No Restricted Shares reflected in the table below are vested and unpaid as of February 20, 2012.

Name	Total Restricted Share Payout Value
Philip J. Hickey, Jr.	$107,099
Arnaud Ajdler	$90,640
William F. Andrews	$90,640
Douglas Benham	$90,640
Gregory Monahan	$90,640
Dale W. Polley	$90,640
Richard Reiss, Jr.	$90,640
H. Steve Tidwell	$90,640
Robert J. Walker	$90,640
Shirley A. Zeitlin	$90,640
David W. Head	$394,000
R. Jeffrey Williams	$295,500
Marc A. Buehler	—
John R. Grady	—
Alfred L. Thimm, Jr.	—
Colin M. Daly	—
Lawrence D. Taylor	—
Robert F. Luz	—
Leon De Wet	—

Section 16 Matters

Pursuant to the Merger Agreement, O’Charley’s has agreed to take all steps reasonably necessary to cause the Contemplated Transactions and any other dispositions of O’Charley’s equity securities (including derivative securities) and acquisitions of Parent’s equity securities (including derivative securities) in connection with the Contemplated Transactions by each individual who is a director or executive officer of O’Charley’s or Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Executive Employment Agreements

The executive employment agreements with O’Charley’s executive officers address the possibility of job loss after a Change in Control (as defined in the respective agreements). The consummation of the Contemplated Transactions will constitute a Change in Control under the respective agreements and therefore could trigger the payment of the benefits described below. Upon a Change in Control, the executive is entitled to a lump sum payment if he is terminated within eighteen months of such Change in Control other than for death, “cause,” “disability,” or “retirement” (as such terms are defined in the respective agreements). The executive is also entitled to such lump sum payment, if, following a Change in Control, he terminates employment with the company for “good reason” (as defined in the respective agreements). Upon such a termination, our executive officers are each entitled to the following: David W. Head, Leon de Wet, Colin M. Daly, Robert F. Luz, Lawrence D. Taylor and John R. Grady are each entitled to severance pay in a lump sum amount equal to the sum of (i) 150% of the average of the aggregate annual salary paid to him by O’Charley’s during the three calendar years preceding the Change in Control, and (ii) 150% of the highest bonus compensation paid to him for any of the three calendar years preceding the Change in Control; Marc A. Buehler and R. Jeffrey Williams are each entitled to severance pay in a lump sum amount equal to 150% of his current base salary; and Alfred L. Thimm, Jr. is entitled to severance pay in a lump sum amount equal to 100% of his current base salary. In addition, in the event of such a termination following a Change in Control, Messrs. Head, de Wet, Daly, Luz, Taylor and Grady are entitled to continuation of health insurance benefits for a period of 18 months, while Messrs. Buehler and Williams are entitled to continuation of health insurance benefits for a period of 12 months. Messrs. Buehler and Williams are also entitled to such payments and benefits in the event their respective agreement expires within eighteen months of a Change in Control and is not renewed for at least eighteen additional months.

Notwithstanding the foregoing, in the event the lump sum severance payments described above, either alone or together with other payments that the executive has the right to receive from O’Charley’s, exceeds an amount which would be deemed to be a “parachute payment” under Section 280G of the Internal Revenue Code of 1986, as amended, the executive may elect to reduce such lump sum severance payment to the largest amount not subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended. For more information regarding the potential payments upon a termination or change in control for each named executive officer, please see the table entitled “Potential Payments Upon Termination or Change in Control” in the Information Statement.

Stay Bonus

In addition to the severance-related payments described above, O’Charley’s Compensation and Human Resources Committee and O’Charley’s Board have approved a $400,000 stay bonus for David W. Head payable upon the Effective Time in order to retain Mr. Head and help counteract the risks of untimely management resignations occasioned by the Offer.

Directors’ Compensation

Under O’Charley’s director compensation policy, non-employee directors receive an annual retainer of $21,250 payable in cash in quarterly installments, a fee of $2,550 for each Board meeting attended in person, a fee of $2,550 for each committee meeting attended in person, and fees of $850 for each Board meeting and $450 for each committee meeting in which the director participated by telephone. Directors who serve as chairs of each of the audit, compensation and human resources, and nominating and corporate governance committees receive an annual fee of $5,100 payable in cash in quarterly installments. The Chairman of O’Charley’s Board of Directors receives an annual retainer of $63,750 payable in cash in quarterly installments in addition to O’Charley’s Board retainer and other fees.

In addition to the foregoing, O’Charley’s Board appointed five directors, Arnaud Ajdler, William F. Andrews, Douglas Benham, Philip J. Hickey, Jr. and Richard Reiss, Jr. to the Strategic Review Committee of O’Charley’s Board to assume certain additional responsibilities associated with (i) evaluating and responding to the Offer, coordinating with and overseeing O’Charley’s financial, legal and other advisors, and otherwise day-to-day responsibilities for managing O’Charley’s response to the Offer, (ii) overseeing the management of O’Charley’s exploration of strategic alternatives and (iii) overseeing the negotiation of the Merger Agreement and the Contemplated Transactions. As compensation for these services, members of the Strategic Review Committee received a fee of $2,550 for each meeting attended in person and $450 for each meeting in which the director participated by telephone.

As of February 20, 2012, the total amounts to be paid to the members of the Strategic Review Committee as compensation pursuant to this arrangement were as follows:

Name	Amount
Philip J. Hickey, Jr.	$10,950
Arnaud Ajdler	$3,900
William F. Andrews	$3,900
Douglas Benham	$10,050
Richard Reiss, Jr.	$3,900

Other Arrangements Concerning Executive Officers and Directors

Until the first anniversary of the Effective Time of the Merger (such period, the “Benefits Continuation Period”), Parent and the Surviving Corporation must provide for those employees of O’Charley’s and its subsidiaries who continue as employees of the Surviving Corporation or any of its affiliates during all or a portion of the Benefits Continuation Period, compensation and employee benefits that in the aggregate with respect to each such employee would not be any less favorable than the compensation and employee benefits provided by (i) in the case of salaried employees, Parent to similarly situated employees of Parent and its subsidiaries and (ii) in the case of hourly employees, O’Charley’s or the applicable subsidiary to such employee immediately prior to the Acceptance Time.

The O’Charley’s Inc. Deferred Compensation Plan, restated effective January 1, 2010 and amended effective January 1, 2011 (the “Deferred Compensation Plan”), is a tax deferred compensation program for a limited number of executives, including executive officers. It provides a tax favorable vehicle for deferring cash compensation, including base salary and bonuses. These deferred compensation arrangements are further described in the Information Statement under the heading “2011 Non-Qualified Deferred Compensation.” Under the terms of the Deferred Compensation Plan, all account balances and benefits accrued by plan participants under such plan will become 100% vested and be distributed in a lump sum in connection with a change in control (as defined in the plan). The consummation of the Contemplated Transactions will constitute a change in control under the terms of the Deferred Compensation Plan.

O’Charley’s maintains a 401(k) salary reduction and profit-sharing plan, pursuant to which executive officers can make contributions up to the lesser of 60% of their annual compensation or the maximum amount permitted by law. O’Charley’s contributes quarterly to the 401(k) plan an amount equal to 50% of employee contributions, up to 3% of eligible compensation so contributed. O’Charley’s contributions vest at the rate of 25% each year beginning after the employee’s initial year of employment. If the 401(k) plan is terminated, affected participants will become 100% vested in their total account balance under the plan.

Summary of Certain Benefits Payable in Connection with the Contemplated Transactions

The table below contains an estimate of the value of certain material payments and benefits payable to O’Charley’s executive officers, directors and affiliates in connection with the Contemplated Transactions. The table excludes, among other things, possible payments to executive officers and directors as described above under the headings “Cash Payable for Outstanding Shares Pursuant to the Offer,” “O’Charley’s Stock Options” and “O’Charley’s Restricted Shares.” Amounts shown in the tables below are estimates and assume, among other things, (i) an illustrative date for the occurrence of the Acceptance Time of April 2, 2012 and (ii) that each executive officer of O’Charley’s will have a qualifying termination of his employment on December 31, 2012, which is after the illustrative date of occurrence of the Acceptance Time. These estimates will not be used to determine actual benefits paid, which will be calculated in accordance with terms of the Merger Agreement or the related agreement, plan or arrangement, as applicable, and may materially differ from these estimates.

Name	Cash Severance		Health Benefits(1)	Deferred Compensation (2)
David W. Head	$1,376,470	(3)	$12,845	—
R. Jeffrey Williams	$450,000		$6,241	—
Marc A. Buehler	$600,000		$8,563	$20,689
John R. Grady	$605,050		$12,845	$79,742
Alfred L. Thimm, Jr.	$283,250		—	—
Colin M. Daly	$327,163		$12,859	$45,468
Lawrence D. Taylor	$535,802		$9,001	$16,093
Robert F. Luz	$378,083		$12,859	$51,232
Leon De Wet	$366,801		$9,001	—

(1)	Based on election and coverage as of February 20, 2012.
(2)	Based on balances as of February 20, 2012.
(3)	Includes stay bonus of $400,000 payable upon the Effective Time.

Director and Officer Exculpation, Indemnification and Insurance

The Merger Agreement provides that, from and after the Effective Time, Parent must cause O’Charley’s or the Surviving Corporation (to the fullest extent permitted by applicable law) to indemnify, defend and hold harmless, against any costs or expenses (including reasonable attorney’s fees, expenses and disbursements), judgments, fines, losses, claims, damages, penalties, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, regulatory or investigative, and provide advancement of expenses to, all former and present directors and officers of O’Charley’s and its subsidiaries and any person acting at the request of O’Charley’s as director, officer, trustee, fiduciary, employee or agent of another entity or enterprise (including any of O’Charley’s benefit plans) (the “Indemnified Parties”) to the fullest extent permitted by law.

Following the Effective Time, Parent must cause O’Charley’s or the Surviving Corporation to maintain in effect O’Charley’s current charter and bylaw provisions regarding indemnification, advancement and reimbursement of expenses and exculpation of the Indemnified Parties with respect to facts or circumstances occurring at or prior to the Effective Time. Parent also must cause O’Charley’s or the Surviving Corporation to purchase a six year extended reporting period endorsement with respect to directors’ and officers’ liability insurance and fiduciary liability insurance having terms and conditions at least as favorable to the Indemnified Parties as O’Charley’s currently existing directors’ and officers’ liability insurance and fiduciary liability insurance and maintain this endorsement in full force and effect for its full term. Parent and the Surviving Corporation are not required to expend in excess of 300% of the annual premium currently payable by O’Charley’s for such insurance coverage.

The TBCA sets forth in Sections 48-18-502 through 48-18-508 the circumstances governing the indemnification of directors and officers of a corporation against liability incurred in the course of their official capacities. Section 48-18-502 of the TBCA provides that a corporation may indemnify any director against liability incurred in connection with a proceeding if (i) the director acted in good faith, (ii) the director reasonably believed, in the case of conduct in his or her official capacity with the corporation, that such conduct was in the corporation’s best interest, or, in all other cases, that his or her conduct was not opposed to the best interests of the corporation and (iii) in connection with any criminal proceeding, the director had no reasonable cause to believe that his or her conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer is adjudged to be liable to the corporation. Similarly, the TBCA prohibits indemnification in connection with any proceeding charging improper personal benefit to a director, if such director is adjudged liable on the basis that a personal benefit was improperly received. In cases where the director is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as a director of a corporation,

Section 48-18-503 of the TBCA mandates that the corporation indemnify the director against reasonable expenses incurred in the proceeding. Notwithstanding the foregoing, Section 48-18-505 of the TBCA provides that a court of competent jurisdiction, upon application, may order that a director or officer be indemnified for reasonable expense if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, whether or not the standard of conduct set forth above was met. Officers who are not directors are entitled, through the provisions of Section 48-18-507 of the TBCA, to the same indemnification afforded to directors under Sections 48-18-503 and 48-18-505.

The bylaws of O’Charley’s provides that O’Charley’s shall indemnify and advance expenses to each present and future director and officer of O’Charley’s, or any person who may have served at its request as a director of officer of another corporation (and, in either case, such person’s heirs, executors and administrators), to the full extent allowed by the laws of the State of Tennessee. O’Charley’s bylaws provide that such indemnification and advancement of expenses provisions shall not be exclusive of any other right which any person may have under any statute, provision of O’Charley’s charter, provision of O’Charley’s bylaws, resolution adopted by O’Charley’s shareholders or resolution adopted by O’Charley’s Board providing for such indemnification or advancement of expenses.

Item 4.	The Solicitation or Recommendation.

On February 5, 2012, O’Charley’s Board unanimously, among other things: (i) approved the terms of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that the terms of the Offer and the Merger are fair to O’Charley’s and its shareholders that are unaffiliated with Parent, (iii) declared that it is in the best interests of O’Charley’s and its shareholders that are unaffiliated with Parent that O’Charley’s enter into the Merger Agreement and consummate the Merger and the other transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein and (iv) recommended that O’Charley’s shareholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, approve the Merger Agreement.

O’Charley’s Board unanimously recommends that O’Charley’s shareholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, approve the Merger Agreement.

Background of the Offer and the Merger

As part of O’Charley’s ongoing strategic planning process, O’Charley’s Board of Directors, with the assistance of O’Charley’s management and outside advisors, regularly considers strategic alternatives and opportunities to enhance shareholder value. In evaluating these strategic alternatives and opportunities, our Board has taken into account, among other things, the performance and prospects of O’Charley’s restaurant concepts, developments in the casual dining industry, the competitive landscape facing O’Charley’s and economic conditions in the markets in which O’Charley’s operates and in the United States generally.

In early April 2011, Philip J. Hickey, Jr., the Chairman of the Board of Directors of O’Charley’s, received an email from Brent B. Bickett, Parent’s Executive Vice President – Corporate Finance, requesting a telephone call between Mr. Hickey and Mr. Bickett. Mr. Hickey agreed, and the call took place on April 6, 2011. In that call, Mr. Bickett introduced himself, gave some background on Parent’s operations and sought to schedule a meeting among Mr. Hickey, Mr. Bickett and Hazem Ouf, the Chief Executive Officer of ABRH, an affiliate of Parent that operates multiple restaurant concepts, relating to a possible strategic transaction between O’Charley’s and Parent or ABRH. Noting that O’Charley’s was not for sale and was focused on pursuing its strategic plan as a standalone entity, Mr. Hickey declined the offer of an in-person meeting, but agreed to a telephone conversation with Messrs. Bickett and Ouf.

On May 23, 2011, Messrs. Hickey, Bickett and Ouf spoke by telephone, with Messrs. Bickett and Ouf offering background information regarding the operations of ABRH and its restaurant concepts and claiming their complementary nature with the restaurant concepts operated by O’Charley’s. Messrs. Bickett and Ouf did not make any specific proposal regarding an acquisition or other strategic combination transaction between Parent, ABRH and O’Charley’s. Mr. Hickey reiterated that O’Charley’s was not for sale and was focused on pursuing its strategic plan as a standalone entity. Following that conversation, no further contact between Mr. Hickey and any representatives of Parent or ABRH was had for several months.

On September 9, 2011, Parent filed with the Commission a Schedule 13D disclosing beneficial ownership of 1,849,354 shares of O’Charley’s common stock, or approximately 8.4% of the shares outstanding at that time. Subsequently, on September 10, 2011, Mr. Hickey received an email from Mr. Bickett noting that Parent had filed a Schedule 13D and requesting a meeting between Mr. Hickey and William P. Foley, II, the Chairman of the Board of Directors of Parent, in Nashville, Tennessee in late October 2011. Mr. Hickey agreed to meet with Mr. Foley, and a meeting was set for October 21, 2011.

On September 22, 2011, Parent filed an amendment to its Schedule 13D with the Commission disclosing beneficial ownership of an additional 230,188 shares, for a total of 2,079,542 shares, or approximately 9.5% of the shares of O’Charley’s common stock outstanding as of the date of that filing.

On October 19, 2011, Mr. Hickey received an email from Mr. Bickett cancelling the meeting between Messrs. Hickey and Foley due to scheduling conflicts.

On October 24, 2011, representatives of Jefferies & Company, Inc. (“Jefferies”), the financial advisor of Parent, emailed to Mr. Hickey a letter addressed to the members of O’Charley’s Board of Directors from George Scanlon, the Chief Executive Officer of Parent, comprising a nonbinding indication of interest relating to a possible acquisition of all of the outstanding common stock of O’Charley’s or the assets of O’Charley’s. The letter noted that Parent had completed a review of publicly available information relating to O’Charley’s, its businesses and financial performance and that, based on its preliminary review, Parent was prepared to acquire all of O’Charley’s shares at a valuation range of 6.50 to 7.00 times O’Charley’s trailing twelve-month EBITDA (as adjusted for O’Charley’s recently completed sale-and-leaseback transaction), which implied a price between $9.17 and $9.80 per share of O’Charley’s common stock, with consideration to be paid half in cash and half in shares of Parent common stock. Parent’s offer was specifically conditioned upon the completion of additional due diligence. Parent’s letter also requested that O’Charley’s enter into an exclusive negotiating arrangement with Parent during the course of due diligence review and negotiations.

On October 25, 2011, a telephonic special meeting of the Board of Directors of O’Charley’s was held to consider Parent’s indication of interest set forth in the October 24 letter. Representatives of Bass, Berry & Sims PLC (“Bass Berry”), outside legal counsel to O’Charley’s, were present at the meeting. At the meeting, the representatives of Bass Berry reviewed with the Board its fiduciary duties, both in general and in connection with a potential transaction. The Board considered the advisability of engaging a financial advisor to assist the Board in its consideration of Parent’s indication of interest and other strategic alternatives, and authorized the engagement of Evercore Group L.L.C. (“Evercore”) to act as O’Charley’s financial advisor, subject to the negotiation and execution of an engagement letter on acceptable terms, including confirmation that Evercore has not provided, and during the course of any discussions with Parent concerning a strategic transaction would not provide, financial advisory services to Parent or its affiliates in connection with a strategic transaction involving O’Charley’s, and representatives of Evercore joined the meeting. O’Charley’s selected Evercore based on the experience of its employees in advising companies considering strategic alternatives as well as their familiarity with O’Charley’s derived from financial advisory and related engagements for O’Charley’s in the past, including the fact that senior team members at Evercore were part of the advisory team that had assisted with O’Charley’s sale-and-leaseback transaction completed in October 2011.

At the meeting, the Board also authorized the formation of a Strategic Review Committee (the “Strategic Review Committee”) composed of five independent members of the Board: Mr. Hickey, Arnaud Ajdler, William F. Andrews, Douglas Benham and Richard Reiss, Jr. The Board authorized the Strategic Review Committee to consider O’Charley’s strategic alternatives, review Parent’s proposal and, if appropriate, conduct further discussions with Parent. The Strategic Review Committee was not formed due to any actual or perceived conflicts of interest; rather, it was formed to assist the Board with its review of Parent’s indication of interest and possible strategic alternatives. The Board retained full authority to approve or disapprove of any particular transaction reviewed and/or recommended by the Strategic Review Committee.

The Board determined to engage in a further review of Parent’s offer, and directed Mr. Hickey to contact Mr. Scanlon and indicate that the Board had conducted a preliminary review of the letter and the terms of Parent’s offer and that O’Charley’s was not for sale, but that the Board would engage in a further review of Parent’s indication of interest and respond in due course.

On October 27, 2011, Mr. Hickey telephoned Mr. Scanlon to relay the Board’s position and state that he would call Mr. Scanlon again during the week beginning November 6, 2011, to provide any update on the Board’s further consideration of Parent’s indication of interest.

On November 1 and 2, 2011, the Board held in-person meetings in Nashville, Tennessee to engage in additional review of Parent’s indication of interest. Representatives of Bass Berry were present at the meeting. On November 1, the Board reviewed and approved the engagement letter with Evercore and representatives of Evercore joined the meeting. The representatives of Bass Berry then conducted a detailed review of the Board’s fiduciary duties in connection with its consideration of strategic alternatives and the indication of interest from Parent. Representatives of Evercore delivered a presentation that included an overview of O’Charley’s, including its recent financial performance and prospects; a review of recent developments and trends in the casual dining sector and restaurant industry generally; an overview of Parent, its operations and financial capacity to consummate a transaction of the type described in the indication of interest; and a review of various strategic alternatives, including the transaction proposed by Parent as well as a valuation analysis of O’Charley’s continuing to operate as a stand-alone entity. Following discussion of Evercore’s presentation, the Board adjourned its discussion until the following day.

On November 2, 2011, the Board resumed its deliberations, again with representatives of Bass Berry and Evercore present. Evercore and Bass Berry reviewed the relative merits of an auction process and a pre-signing versus a post-signing market check in the event the Board determined to proceed with its review of a possible sale transaction. Evercore also noted the historical lack of expressions of interest or contacts received by O’Charley’s relating to possible strategic transactions from either financial or strategic acquirers, in particular during the extended period of time in which O’Charley’s shares traded at a discount to those of its peers and since the filing by Parent of its Schedule 13D in September 2011. Evercore also reviewed possible financial and strategic acquirers of O’Charley’s and the likely lack of interest by financial buyers given O’Charley’s historical and projected future cash flows and the likely lack of interest from viable strategic acquirers. The Board discussed various matters, including how to respond to Parent and potential alternative structures designed to maximize value to O’Charley’s shareholders in any transaction to be considered if the Board should determine to pursue a transaction.

After deliberation, the Board authorized Mr. Hickey and representatives of Evercore to contact Parent and Jefferies, respectively, to inform them that the Board’s position remained that O’Charley’s was not for sale, but that O’Charley’s would be willing, subject to the execution by Parent of an appropriate confidentiality and standstill agreement, to provide Parent with certain non-public information, along with limited access to Mr. Hickey, David Head, O’Charley’s Chief Executive Officer, and R. Jeffrey Williams, O’Charley’s Chief Financial Officer, for the purpose of allowing Parent to consider improving its offer. The Board also directed Bass Berry to prepare a confidentiality and standstill agreement to be delivered to Parent.

The Board also considered whether to authorize Evercore to contact additional potentially interested parties. In view of the potential for management and employee disruption implicated by an active solicitation process, the potential effect of an active solicitation process on Parent’s willingness to pursue a transaction, Evercore’s assessment of the likely lack of interest by potential financial or strategic acquirers and the substantial confidentiality concerns prompted by any active solicitation process, the Board directed Evercore not to reach out to other potentially interested parties at that time.

On November 7, 2011, Mr. Hickey spoke with Mr. Scanlon via telephone and expressed the Board’s view that O’Charley’s was not for sale but that, subject to the parties’ execution of an appropriate confidentiality and standstill agreement, the Board would be willing to provide limited due diligence information to Parent in order to allow Parent to consider improving its proposal.

On November 8, 2011, Evercore provided a draft confidentiality and standstill agreement to Parent and Jefferies. Over the succeeding two weeks, representatives of Bass Berry and Parent exchanged drafts and negotiated various terms of the confidentiality and standstill agreement, including the extent to which employees and representatives of Parent and ABRH would be allowed access to confidential information of O’Charley’s. On November 23, 2011, Parent, ABRH and O’Charley’s executed a definitive confidentiality and standstill agreement.

On December 4, 2011, representatives of O’Charley’s and representatives of Parent met at the offices of Bass Berry in Nashville, Tennessee. Representing O’Charley’s at the meeting were Messrs. Hickey, Benham, Head and Williams as well as representatives of Evercore. Representing Parent and ABRH at the meeting were Mr. Scanlon, Parent’s Chief Executive Officer; Anthony J. Park, Parent’s Chief Financial Officer; Mr. Bickett, Parent’s Executive Vice President – Corporate Finance; David Ducommun, Parent’s Senior Vice President – Corporate Finance for Mergers and Acquisitions; Mr. Ouf, ABRH’s Chief Executive Officer; Anita Adams, ABRH’s Chief Financial Officer; Ryan Langdon, a director of ABRH; and representatives of Jefferies. At the meeting, Messrs. Hickey, Head and Williams presented certain details of O’Charley’s financial condition, operational performance and strategic plan, and the representatives of O’Charley’s at the meeting responded to questions from the representatives of Parent and ABRH. Following the general meeting, Messrs. Hickey and Benham and a representative of Evercore met with Messrs. Scanlon and Bickett and representatives of Jefferies. Messrs. Hickey and Benham and the Evercore representative answered various additional questions from the Parent representatives and informed them that the Board’s position remained that O’Charley’s was not for sale, that the Board would not be interested in a transaction in which Parent’s common stock would comprise a portion of the consideration and that the valuation range set forth in the October 24, 2011 letter from Parent was insufficient for the Board to pursue further discussions regarding a possible transaction. In response, the Parent representatives indicated they intended to submit a revised proposal based on the additional information they had received.

On December 6, 2011, the Board held a telephonic meeting with representatives of Bass Berry and Evercore in attendance. Mr. Hickey updated the Board on the discussions held with Parent at the meeting on December 4, 2011. Representatives of Bass Berry reviewed with the Board the terms and conditions of the final confidentiality and standstill agreement among O’Charley’s, Parent and ABRH.

On December 15, 2011, the Board held a telephonic meeting to review with management and approve O’Charley’s internal budget prepared as part of O’Charley’s annual process for fiscal year 2012 (which was prepared on a 52-week year basis, although O’Charley’s fiscal year 2012 is in fact expected to be 53 weeks in length) (the “2012 Budget” or “2012B”). Later that same day, Parent provided an updated nonbinding indication of interest that contemplated an all-cash transaction at an implied price range of approximately $9.65 to $10.00 per share of O’Charley’s common stock. Parent also reiterated its desire for exclusivity during any period necessary for due diligence and the negotiation of a definitive acquisition agreement.

On December 19, 2011, the Board held a telephonic meeting to discuss Parent’s revised indication of interest. Representatives of Bass Berry and Evercore also attended the meeting. Evercore reviewed the terms set forth in the revised indication of interest. Evercore also discussed with the Board the methodology used by Parent in arriving at its proposed price range and reviewed items of value discussed with Parent at the December 4, 2011 meeting between representatives of O’Charley’s and Parent, including potential tax benefits, synergies, cash on O’Charley’s balance sheet and owned real estate. Evercore then reviewed again with the Board its views as to possible alternative potential bidders. Representatives of Evercore and Bass Berry then reviewed possible considerations regarding Parent’s stated desire for exclusivity during the diligence and negotiation period, the risks associated with expanding discussions regarding a potential transaction to include other potentially interested parties and the relative merits of an auction process, as a pre-signing market check, and a post-signing market check in the event that the Board determined to proceed with a possible transaction with Parent. The Bass Berry representatives also reviewed certain specific terms and conditions that O’Charley’s would likely want to consider requesting in any definitive transaction agreement with Parent or any other party. After significant discussion, the Board authorized Evercore to communicate to Parent the Board’s desire for additional information relating to the structure of the transaction proposed by Parent, including confirmation that any transaction would not include any financing contingency, and a single-point price proposal in lieu of the range previously provided. Evercore and Bass Berry were also directed to prepare and share with Parent a statement of the terms—including a “go-shop” period—that O’Charley’s would propose to include in any definitive acquisition agreement in the event the Board determined to grant Parent exclusivity or the Board determined to enter into a definitive acquisition agreement with Parent without having contacted other potentially interested parties. Based in part on Evercore’s continued view of the likely lack of interest from potential financial and strategic buyers and the Board’s view of the significant risks involved in actively initiating contact with other potential bidders, the Board again directed Evercore not to contact other potentially interested parties at this time.

On December 21, 2011, representatives of Evercore conveyed the Board’s position to Jefferies. On December 23, 2011, Jefferies responded to Evercore that Parent was not prepared to revise its proposed offer price or propose a single-point value until it had the opportunity to review certain additional due diligence information. Jefferies also communicated Parent’s response on the deal terms proposed by representatives of O’Charley’s.

On December 29, 2011, representatives of Bass Berry, Evercore, Parent, Jefferies and Weil, Gotshal & Manges LLP (“Weil”), outside legal counsel to Parent, engaged in a telephone conference to clarify further Parent’s proposed structure for a transaction. Parent confirmed that Parent would agree to a 30-day “go-shop period” following execution of a definitive transaction agreement, Parent itself would be the counterparty to the proposed transaction, there would be no financing condition and Parent was willing to commit the resources necessary to close an all-cash transaction approximately 45 days following the execution of a definitive acquisition agreement.

Later that same day, O’Charley’s Board of Directors held a telephonic meeting to consider Parent’s proposals. Representatives of Bass Berry and Evercore attended the meeting. At the meeting, representatives of Evercore reported the positions articulated by Parent and its representatives in the communication on December 23, 2011 and during the conference call earlier on December 29, 2011. The representatives of Evercore also reviewed again Evercore’s valuation analysis previously delivered to the Board at its meeting on November 2, 2011, noting that relevant financial metrics for the casual dining segment had not materially changed in the intervening period and that the 2012 Budget approved by the Board on December 15, 2011 did not differ significantly from the estimates used by Evercore in preparing its valuation analysis presented to the Board on November 2, 2011. Evercore reported that, for these reasons, Evercore’s analysis was substantially unchanged.

Evercore also noted that before engaging in any active solicitation of additional parties in a strategic transaction with O’Charley’s, it would be advisable to identify multiple parties that would likely be interested in a possible transaction. Evercore stated its belief that, based in part on the lack of interest by potential financial or strategic buyers of O’Charley’s subsequent to the filing by Parent of its Schedule 13D with the Commission on September 9, 2011, there were no clear candidates at the present time that would likely be interested in a possible transaction at the price and on the terms proposed by Parent. Following discussion, the Board directed Evercore to convey to Jefferies that the Board had made no definitive decision as to whether to pursue Parent’s proposal but that O’Charley’s would provide certain additional due diligence information to Parent and its representatives for the purpose of allowing Parent to refine its proposal on price. Based in part on Parent’s indications that it would be willing to include a “go-shop” period in any definitive transaction agreement, allowing O’Charley’s to actively solicit alternative offers, the potential management and employee disruption relating to contacting other potentially interested parties, Evercore’s assessment of the likely lack of interest by potential financial or strategic buyers and the previously considered substantial confidentiality concerns, the Board determined to continue to refrain from actively contacting other potentially interested parties about pursuing a strategic transaction with O’Charley’s. The Board also directed Bass Berry to begin preparation of a draft definitive transaction agreement that would reflect O’Charley’s position on key matters consistent with those previously considered by the Board and raised in discussions with Parent to date.

On December 31, 2011, Evercore conveyed to Jefferies the Board’s position, including the willingness to provide additional due diligence information through a virtual data room to be established the following week. Evercore asked Jefferies to provide Parent’s list of individuals for whom access to the data room would be sought. On January 3, 2012, Jefferies provided the list requested by Evercore, and, following a review by O’Charley’s management and advisors of the individuals for whom access was requested, on January 4, 2012, the data room was opened to the requested individuals.

On January 6, 2012, the Strategic Review Committee conducted a telephonic meeting with representatives of Bass Berry and Evercore to review a proposed draft of a merger agreement prepared by Bass Berry for distribution to Parent and its representatives that reflected proposed terms consistent with those previously considered by the Board and on which O’Charley’s would be willing to consider a transaction, subject to reaching agreement on price. A draft of the merger agreement and a memo prepared by Bass Berry summarizing its material terms had been provided to the Strategic Review Committee prior to the meeting. Among other things, the draft merger agreement provided for a two-step transaction structure consisting of a tender offer and a second-step merger as well as a 30-day “go-shop” period to allow O’Charley’s to engage in an active solicitation of additional potentially interested parties following the execution of the agreement. In order to induce Parent to agree to the proposed tender offer structure that would allow for closing on a prompt basis and reduce the period of uncertainty affecting O’Charley’s and its shareholders during the pendency of the transactions contemplated by the merger agreement, the draft merger agreement provided that Parent would have an irrevocable “top-up option,” subject to certain conditions and termination rights, to purchase from O’Charley’s at the same price paid in the tender offer up to that number of newly issued shares of O’Charley’s common stock that, when added to the number of shares owned by Parent and its affiliates at the time of exercise of the top-up option, constitutes one share more than 90% of the issued and outstanding shares of O’Charley’s after giving effect to the top-up option. In addition to reviewing the draft merger agreement, the Bass Berry representatives again reviewed the directors’ fiduciary duties in connection with considering a potential transaction with Parent. Following discussion of the draft merger agreement, the Strategic Review Committee authorized and directed Evercore and Bass Berry to provide the draft merger agreement to Jefferies and Weil, respectively. The draft merger agreement was provided per the Strategic Review Committee’s direction later that day.

For the next two weeks, Parent and its representatives conducted a review of the due diligence materials provided through the virtual data room, made additional requests for information and asked various follow-up questions regarding materials provided.

On January 18, 2012, Weil provided to Bass Berry a revised draft of the merger agreement. Although the revised draft merger agreement presented points of divergence from O’Charley’s draft, it did reflect Parent’s agreement to engage in a two-step tender offer and merger transaction structure as well as to O’Charley’s proposal of a 30-day “go-shop” period following execution of a definitive agreement. Mr. Hickey and representatives of Evercore and Bass Berry held a teleconference on January 19, 2012, following receipt of the revised draft to discuss further action, and based on that discussion, Evercore contacted Jefferies to inform Parent that O’Charley’s would not respond to the revised draft merger agreement unless and until Parent was able to provide a revised offer reflecting a single-point value for price.

On January 24, 2012, Parent submitted a revised indication of interest reflecting a revised non-binding offer of $9.75 per share and noting key areas in which due diligence remained to be completed.

On January 25, 2012, the Strategic Review Committee met with Evercore and Bass Berry to discuss the revised offer and draft merger agreement from Parent. Evercore provided the Strategic Review Committee with a preliminary analysis of the proposed price reflected in the revised indication of interest using O’Charley’s preliminary financial results for fiscal 2011 and the first four weeks of fiscal 2012 and the calculation methodology outlined by Parent in its original indication of interest sent to O’Charley’s on October 24, 2011. Evercore noted that its analysis was subject to further refinement based on finalization of O’Charley’s fiscal 2011 financial results by O’Charley’s management. Representatives of Bass Berry then reviewed for the Strategic Review Committee the revised draft merger agreement based upon a memo summarizing the issues arising from Parent’s revised draft that had been prepared by Bass Berry and provided to the Strategic Review Committee members prior to the meeting. The members of the Strategic Review Committee then discussed the pricing terms and issues in the draft merger agreement with Evercore and Bass Berry, as well as possible responses. Following discussion, the Strategic Review Committee authorized Evercore to complete its analysis on price and Bass Berry to prepare a further markup of the draft merger agreement to be provided to Parent after the analysis of price was complete.

On January 27, 2012, the Strategic Review Committee met with Evercore and Bass Berry to discuss Evercore’s further refinement of its analysis of Parent’s price proposal. Following discussion of the analysis by Evercore, the Strategic Review Committee directed Evercore to contact Jefferies and discuss Parent’s price proposal in light of O’Charley’s fiscal 2011 financial results and the methodology outlined in Parent’s initial indication of interest, which valued O’Charley’s at 7.00 times O’Charley’s trailing twelve-month EBITDA (as adjusted for O’Charley’s recently completed sale-and-leaseback transaction), and the view that this analysis supported an offer price in excess of $10.00 per share when applied using more current income statements and balance sheet metrics. The Strategic Review Committee also directed Bass Berry to prepare and provide Weil a revised draft of the merger agreement reflecting terms and conditions as discussed in the Strategic Review Committee’s meeting held on January 25, 2012. Evercore conveyed O’Charley’s analysis and position on price to Jefferies later that day, noted that O’Charley’s Board had previously scheduled meetings on February 1 and 2, 2012, and requested that Jefferies provide Parent’s response on price prior to that meeting. Following Evercore’s discussion with Jefferies, Bass Berry provided a revised draft of the merger agreement to Weil.

On January 27, 2012, Weil provided to Bass Berry a draft tender and support agreement that Parent proposed to enter into with certain shareholders of O’Charley’s affiliated with Crescendo Partners, including two of O’Charley’s directors, Arnaud Ajdler and Gregory Monahan (the “Crescendo Shareholders”). Under the proposed draft tender and support agreement, the Crescendo Shareholders would, among other things, agree—unless the tender and support agreement is earlier terminated, including upon the termination of the related merger agreement—to tender their shares in the tender offer and, if shareholder approval of the merger were required by applicable law, to vote for the merger.

On January 31, 2012, Weil and Bass Berry conducted a teleconference to negotiate open issues in the merger agreement. Among other things, Weil relayed Parent’s desire to close the tender offer contemplated by the draft merger agreement promptly following the end of the first calendar quarter of 2012.

On February 1, 2012, Bass Berry and outside legal counsel to the Crescendo shareholders delivered a revised draft of the tender and support agreement to Weil.

On February 1, 2012, a meeting of the Strategic Review Committee took place in Nashville, Tennessee, with representatives of Evercore and Bass Berry in attendance. The representatives of Evercore and Bass Berry provided the Strategic Review Committee members with an update on discussions with Parent and its representatives since the Strategic Review Committee’s January 27 meeting and noted that Parent had not yet provided a response to O’Charley’s position on price.

On the evening of February 1, 2012, Weil provided to Bass Berry a revised draft of the merger agreement. A representative of Evercore also contacted Jefferies to request that Jefferies provide Parent’s response on price.

On the morning of February 2, 2012, Jefferies contacted Evercore with Parent’s response to O’Charley’s position on price. Jefferies indicated that Parent’s offer of $9.75 per share remained unchanged, and was, in fact, Parent’s “best and final” offer on price. Later that morning, the Board met with Evercore, Bass Berry and certain members of O’Charley’s management to discuss Parent’s proposal and the current state of negotiations between the parties. Bass Berry again reviewed with the Board members their fiduciary duties in the context of a transaction involving the sale of O’Charley’s and reviewed the material terms of and open issues in the merger agreement. Evercore then recounted its discussions with Jefferies conducted earlier that day and Parent’s response to O’Charley’s position on price. Evercore also reviewed a draft presentation of its financial analysis of the transaction based on a price of $9.75 per share as well as a draft of its written fairness opinion in a form that would be delivered if the Board determined to proceed with the transaction and ask for Evercore’s opinion. The Board then engaged in a discussion of the proposed terms of the transaction and price offered by Parent, and various views were exchanged. After significant deliberation, the Board determined to continue to pursue discussions with Parent but directed Evercore to contact Jefferies to set up a meeting between Mr. Hickey and the appropriate party at Parent to discuss price and the remaining open issues in the merger agreement. The Board also directed Bass Berry to contact Weil and negotiate the remaining open issues in the merger agreement and, if necessary, refer any unresolved issues to Mr. Hickey’s discussion with Parent.

Later on February 2, 2012, Mr. Hickey and a representative of Evercore had a telephone conversation with Mr. Bickett and a representative of Jefferies in which Mr. Hickey and the Evercore representative conveyed the Board’s belief that the analysis by Evercore and O’Charley’s using Parent’s own valuation methodology as outlined in Parent’s initial indication of interest, O’Charley’s fiscal 2011 financial results and certain other financial and tax aspects of O’Charley’s supported a higher price than the $9.75 offer made by Parent. Mr. Bickett reiterated that $9.75 was Parent’s “best and final” offer on price. Soon after the conclusion of that telephone conversation, Mr. Hickey and Mr. Bickett had a further telephone conversation along similar lines, with Mr. Hickey reiterating the Board’s view on price. In that conversation, Mr. Bickett agreed to consult with Mr. Foley, Parent’s Chairman, and respond to Mr. Hickey in due course.

Meanwhile, on the afternoon of February 2, 2012, Bass Berry and Weil continued negotiation of the draft merger agreement.

On the morning of February 3, 2012, Mr. Hickey had multiple discussions with Mr. Bickett regarding Parent’s price proposal. Mr. Bickett indicated that he had consulted with Mr. Foley and that Parent continued to believe that $9.75 per share was a full and fair price, but that, in order to bring discussions to a close and as its “best and final” offer, Parent was willing to increase its offer price to $9.85 per share.

Following Parent’s agreement to increase its offer price to $9.85, the Board of Directors of O’Charley’s held a telephonic meeting with representatives of Bass Berry and Evercore on the afternoon of February 3, 2012. After discussion, the Board determined to proceed with discussions with Parent and directed Mr. Hickey and Bass Berry to continue to negotiate the remaining open issues in the merger agreement.

Following the Board’s determination on the afternoon of February 3, 2012, representatives of the parties continued to negotiate open issues in the merger agreement and its associated disclosure schedules and the Tender and Support Agreement from February 3 until the morning of February 5, 2012. On February 4, 2012, representatives of O’Charley’s, Bass Berry, Evercore, Parent, ABRH, Weil and Jefferies conducted final due diligence meetings to resolve open issues.

On the morning of February 5, 2012, the Board conducted a telephonic meeting with representatives of Evercore, Bass Berry and certain members of O’Charley’s management in attendance. Mr. Hickey, on behalf of the Strategic Review Committee, updated the Board on the nature of his discussions with Parent relating to price and other deal terms, and representatives of Bass Berry reviewed with the Board a summary of the key provisions of the merger agreement, as modified by final changes based on negotiations with Weil. Representatives of Evercore reviewed Evercore’s financial analysis of the proposed transaction at a price of $9.85 per share and, at the request of the Board, delivered Evercore’s oral opinion, which was later confirmed in writing, that the $9.85 per share to be received as consideration in the tender offer and the merger was fair, from a financial point of view, to the holders of the shares of O’Charley’s common stock, other than Parent, Merger Sub and any of their respective affiliates.

After further deliberations, O’Charley’s Board, after due consideration of its fiduciary duties under applicable law, resolved by unanimous vote that the form, terms and conditions of the Merger Agreement were adopted and approved and that it was advisable, fair to and in the best interest of O’Charley’s and O’Charley’s shareholders that are unaffiliated with Parent that O’Charley’s enter into the Merger Agreement, the Offer, the Top-Up Option and the Merger. The Board recommended, subject to the ability of O’Charley’s to make a Recommendation Withdrawal (as defined in the Merger Agreement), to the shareholders of O’Charley’s that they accept the Offer, tender their shares of Common Stock pursuant to the Offer and, if required by applicable law, approve the Merger and adopt the Merger Agreement.

Thereafter the parties executed the Merger Agreement, and Parent and the Crescendo Shareholders executed the Tender and Support Agreement. On February 6, 2012, before the opening of trading on the NASDAQ Global Select Market and the New York Stock Exchange, each of O’Charley’s and Parent issued a press release announcing the execution of the Merger Agreement.

The tender offer was commenced by Parent on February 27, 2012, and this statement was filed with the Commission that same day.

Reasons for Recommendation

In evaluating the Merger Agreement and the Contemplated Transactions, O’Charley’s Board consulted with O’Charley’s senior management, O’Charley’s outside legal advisor, Bass Berry, and O’Charley’s financial advisor, Evercore, in the course of reaching its determination to approve the Merger Agreement and the Contemplated Transactions and to recommend that O’Charley’s shareholders accept the Offer and tender their Shares pursuant to the Offer and, if required, adopt the Merger Agreement and approve the Merger. O’Charley’s Board considered a number of factors, including the following material factors and benefits of the Offer and Merger, each of which O’Charley’s Board believed supported its recommendation:

•

O’Charley’s Business and Financial Condition and Prospects. O’Charley’s Board’s familiarity with the current and historical financial condition, results of operations, business strategy, competitive position, properties, assets and prospects of O’Charley’s, and the certainty of realizing in cash a compelling value for Shares in the Offer compared to the risk and uncertainty associated with the operation of O’Charley’s business (including the risk factors set forth in O’Charley’s Annual Report on Form 10-K for the year ended December 26, 2010).

•

Review of Strategic Alternatives. As part of its consideration of the Offer and the Merger, O’Charley’s Board considered other strategic alternatives, including, among others, remaining an independent company and pursuing O’Charley’s strategic plan or pursuing a strategic transaction with another party. O’Charley’s Board’s belief, after a review of strategic alternatives and discussions with O’Charley’s management and advisors, was that the value offered to shareholders in the Offer and the Merger was more favorable to the shareholders of O’Charley’s than the potential value that might have resulted from other strategic opportunities reasonably available to O’Charley’s, including remaining an independent company.

•

Risks of Remaining Independent and Unpredictability of Future Operating Environment. O’Charley’s Board’s assessment, after discussions with O’Charley’s management and advisors, of the risks of remaining an independent company and pursuing O’Charley’s strategic plan, including risks relating to:

•	the effect of competition in O’Charley’s markets; and

•	other risks and uncertainties relating to the financial markets, the economy and the restaurant industry.

•

Negotiations with Parent. The course of discussions and negotiations between O’Charley’s and Parent, resulting in a final Offer Price of $9.85 in cash per Share, and improvements to the terms of the Merger Agreement in connection with those negotiations, and O’Charley’s Board’s belief based on these negotiations that this was the highest price per Share that Parent was willing to pay and that these were the most favorable terms to O’Charley’s to which Parent was willing to agree.

•

Premium to Market Price. The $9.85 price to be paid for each Share represented a 42% premium over the closing market price of the Shares on February 3, 2012, the last full trading day before the Offer and the Merger were approved by O’Charley’s Board and publicly announced and a 57% premium over the average closing price of the Shares for the 20 trading day period prior to February 3, 2012.

•

Opinion of Evercore. The opinion of Evercore, delivered orally on February 5, 2012 and subsequently confirmed in writing, to O’Charley’s Board, to the effect that, based on and subject to the various assumptions and limitations set forth in the written opinion and as of such date, the $9.85 per Share in cash to be paid to the holders of Shares (other than Parent, Merger Sub and any of their respective affiliates) pursuant to the tender offer and the merger was fair, from a financial point of view, to such shareholders, as more fully described below under the caption “Opinion of O’Charley’s Financial Advisor.”

•

Likelihood of Completion. The belief of O’Charley’s Board that the Offer and the Merger likely will be completed, based on, among other things, the absence of a financing condition, Parent’s representation that it has sufficient financial resources to pay the aggregate Offer Price and consummate the Merger, the limited number of conditions to the Offer and the Merger, Parent’s extensive prior experience in completing acquisitions of other companies and the likelihood of obtaining required regulatory approvals for the Contemplated Transactions and the terms of the Merger Agreement regarding the obligations of both companies to pursue such approvals.

•

Tender Offer Structure. The fact that the transaction is structured as a tender offer, which can be completed, and the cash Offer Price can be delivered to O’Charley’s shareholders, on a prompt basis, following satisfaction of the conditions to the Offer, reducing the period of uncertainty during the pendency of the Contemplated Transactions on shareholders, employees and partners, with a second-step Merger in which shareholders who do not tender their Shares in the Offer will receive cash consideration equal to the Offer Price (subject to applicable withholding of taxes).

•

Extension of Offer. The fact that, subject to rights to terminate, Merger Sub and Parent will be required to extend the Offer, at O’Charley’s request, beyond the initial expiration date of the Offer if the conditions to the completion of the Offer are not satisfied as of such date.

•	Cash Consideration. The form of consideration to be paid to holders of Shares in the Offer and Merger is cash, which will provide certainty of value and liquidity to O’Charley’s shareholders.

•

Terms of the Merger Agreement. The terms of the Merger Agreement, including a 30-day post-signing “go-shop” period during which O’Charley’s may solicit additional interest in transactions and provide information, and, after such 30-day period, continue discussions and negotiations with certain persons, under certain circumstances.

•

Ability to Withdraw or Change Recommendation. O’Charley’s Board’s ability under the Merger Agreement to withdraw or modify its recommendation in favor of the Offer and the Merger under certain circumstances, including its ability to terminate the Merger Agreement in connection with a superior offer (as specified in the Merger Agreement), subject to payment of a termination fee of $6.74 million (or $3.37 million if the basis for the actions giving rise to the termination was O’Charley’s receipt of an acquisition proposal that constitutes or could be reasonably expected to result in a superior proposal either during the 30-day “go-shop” period or after such period if the superior proposal is made by a party that previously made a superior proposal during the “go-shop” period).

•

Reasonableness of Termination Fee. The termination fee payable by O’Charley’s to Parent in the event of certain termination events under the Merger Agreement, including the two-tiered structure of the termination fee described above, and O’Charley’s Board’s determination that the termination fee is within the customary range of termination fees for transactions of this type.

O’Charley’s Board also considered a variety of uncertainties and risks in its deliberations concerning the Merger Agreement and the Contemplated Transactions, including the following:

•

No Shareholder Participation in Future Growth or Earnings. The nature of the transaction as a cash transaction will prevent shareholders from being able to participate in any future earnings or growth of

O’Charley’s, or the combined company, and shareholders will not benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if O’Charley’s engages in future strategic or other transactions or as a result of the improvements to O’Charley’s operations.

•	Taxable Consideration. The gains from the Contemplated Transactions would be taxable to O’Charley’s shareholders for federal income tax purposes.

•

Effect of Public Announcement. The effect of a public announcement of the Merger Agreement on O’Charley’s operations, stock price, customers and employees and its ability to attract and retain key management and other personnel.

•

Effect of Failure to Complete Transactions. If the Offer and the Merger and other Contemplated Transactions are not consummated, the trading price of the Shares could be adversely affected, O’Charley’s will have incurred significant transaction and opportunity costs attempting to consummate the transactions, O’Charley’s may have lost customers, suppliers, business partners and employees after the announcement of the Merger Agreement, O’Charley’s business may be subject to disruption, the market’s perceptions of O’Charley’s prospects could be adversely affected and O’Charley’s directors, officers and other employees will have expended considerable time and effort to consummate the Contemplated Transactions.

•

Interim Restrictions on Business. The restrictions in the Merger Agreement on the conduct of O’Charley’s business prior to the consummation of the Merger, requiring O’Charley’s to operate its business in the ordinary course of business and subject to other restrictions, other than with the consent of Parent, may delay or prevent O’Charley’s from undertaking business opportunities that could arise prior to the consummation of the Offer or the Merger.

•

Restrictions on Soliciting Proposals; Termination Fee. The restrictions in the Merger Agreement on the active solicitation of competing proposals and the requirement, under the Merger Agreement, that O’Charley’s pay, if the Merger Agreement is terminated in certain circumstances, a termination fee of $6.74 million (or $3.37 million if the basis for the actions giving rise to the termination was O’Charley’s receipt, within the 30-day period following the date of the Merger Agreement, of an acquisition proposal that constitutes or could be reasonably expected to result in a superior proposal), which fee may deter third parties from making a competing offer for O’Charley’s prior to the consummation of the Offer and could impact O’Charley’s ability to engage in another transaction for up to one year if the Merger Agreement is terminated in certain circumstances.

•

Appraisal Rights. O’Charley’s Board considered that O’Charley’s shareholders are not entitled to assert dissenters’ rights in connection with the Offer and the Merger under the TBCA so long as the Shares remain listed on The NASDAQ Global Select Market prior to the Effective Time.

•

Potential Conflicts of Interest. The executive officers and directors of O’Charley’s may have interests in the Contemplated Transactions, including the Offer and the Merger, that are different from, or in addition to, those of O’Charley’s shareholders. See Item 3 (“Past Contacts, Transactions, Negotiations and Agreements”).

The foregoing discussion of information and factors considered by O’Charley’s Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Merger Agreement and the Contemplated Transactions, O’Charley’s Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Rather, O’Charley’s Board viewed its determinations and recommendations as being based on the totality of information and factors presented to and considered by O’Charley’s Board. Moreover, each member of O’Charley’s Board applied his or her own personal business judgment to the process and may have given different weight to different factors.

Opinion of O’Charley’s Financial Advisor

On February 5, 2012, Evercore delivered its oral opinion to O’Charley’s Board, which opinion was subsequently confirmed in writing, to the effect that, as of such date and based upon and subject to assumptions made, matters considered and limitations on the scope of review undertaken by Evercore as set forth in its opinion, the Offer Price of $9.85 or the consideration of $9.85 which each share of Common Stock not acquired in the tender offer (other than shares owned by O’Charley’s, Parent, Merger Sub or any direct or indirect wholly owned subsidiary of O’Charley’s or Parent) would receive in the Merger, as applicable (the “Consideration”), was fair, from a financial point of view, to O’Charley’s shareholders, other than Parent, Merger Sub and any of their respective affiliates (collectively, the “Excluded Holders”), entitled to receive such Consideration.

The full text of the written opinion of Evercore, dated February 5, 2012, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is contained in Annex II to this Schedule 14D-9 and is incorporated by reference into this Schedule 14D-9. You are urged to read Evercore’s opinion carefully and in its entirety. Evercore’s opinion was directed to O’Charley’s Board and addresses only the fairness, from a financial point of view, of the Consideration to be received by O’Charley’s shareholders (other than the Excluded Holders). The opinion does not address any other aspect of the Contemplated Transactions and does not constitute a recommendation to O’Charley’s Board or to any other person in respect of the Contemplated Transactions, including to any O’Charley’s shareholder as to whether such shareholder should tender any Shares pursuant to the Offer. Evercore’s opinion does not address the relative merits of the Contemplated Transactions as compared to other business or financial strategies that might be available to O’Charley’s, nor does it address the underlying business decision of O’Charley’s to engage in the Contemplated Transactions. The summary of the Evercore opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion included as Annex II.

In connection with rendering its opinion, Evercore has, among other things:

(i)	reviewed certain publicly available business and financial information relating to O’Charley’s that Evercore deemed to be relevant, including publicly available research analysts’ estimates;

(ii)	reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to O’Charley’s prepared and furnished to Evercore by management of O’Charley’s;

(iii)	reviewed certain non-public projected financial data relating to O’Charley’s prepared and furnished to Evercore by management of O’Charley’s;

(iv)	reviewed certain non-public projected operating data relating to O’Charley’s prepared and furnished to Evercore by management of O’Charley’s;

(v)	discussed the past and current operations, financial projections and current financial condition of O’Charley’s with management of O’Charley’s (including their views on the risks and uncertainties of achieving such projections);

(vi)	reviewed the reported prices and the historical trading activity of the Common Stock;

(vii)	compared the financial performance of O’Charley’s and its stock market trading multiples with those of certain other publicly traded companies that Evercore deemed relevant;

(viii)	compared the financial performance of O’Charley’s and the valuation multiples relating to the tender offer and the merger (together the “Transaction”) with those of certain other transactions that Evercore deemed relevant;

(ix)	reviewed certain publicly available business and financial information relating to the Parent that Evercore deemed to be relevant;

(x)	reviewed a draft of the Merger Agreement dated February 3, 2012 and a draft of the Support Agreement dated February 4, 2012 (together, the “Draft Agreements”), which Evercore assumed were in substantially final form and from which Evercore assumed the final forms would not vary in any respect material to its analysis; and

(xi)	performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

For purposes of its analysis and opinion, Evercore assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, and Evercore assumed no liability therefor. With respect to the projected financial data relating to O’Charley’s referred to above, Evercore has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of O’Charley’s as to the future financial performance of O’Charley’s. Evercore expressed no view as to any projected financial data relating to O’Charley’s or the assumptions on which they are based.

For purposes of rendering its opinion, Evercore assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transaction would be satisfied without material waiver or modification thereof. Evercore further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction would be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on O’Charley’s or the consummation of the Transaction or materially reduce the benefits to the holders of shares of Common Stock of the Transaction.

Evercore did not make or assume any responsibility for making any independent valuation or appraisal of the assets or liabilities of O’Charley’s, nor had Evercore been furnished with any such appraisals, nor did Evercore evaluate the solvency or fair value of O’Charley’s under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion was necessarily based upon information made available to it as of the date of the opinion and financial, economic, market and other conditions as they existed and as could be evaluated on the date of the opinion. It should be understood that subsequent developments may affect Evercore’s opinion and that Evercore does not have any obligation to update, revise or reaffirm its opinion.

Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness to the holders of shares of Common Stock (other than the Excluded Holders) from a financial point of view, of the Consideration as of the date of its opinion. Evercore did not express any view on, and its opinion did not address, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of O’Charley’s, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of O’Charley’s, or any class of such persons, whether relative to the Consideration or otherwise. Evercore assumed that any modification to the structure of the Transaction would not vary in any respect material to its analysis. Evercore’s opinion did not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to O’Charley’s, nor did it address the underlying business decision of O’Charley’s to engage in the Transaction. In arriving at its opinion, Evercore was not authorized to solicit, and did not solicit, interest from any third party with respect to the acquisition of any or all of the shares of Common Stock or any business combination or other extraordinary transaction involving O’Charley’s. Evercore noted in its opinion that the opinion did not constitute a recommendation to O’Charley’s Board or to any other persons in respect of the Transaction, including as to how any holder of shares of Common Stock should vote or act in respect of the Transaction. Evercore expressed no opinion in the opinion as to the price at which shares of O’Charley’s would trade at any time. Evercore’s opinion noted that it is not a legal, regulatory, accounting or tax expert and that Evercore assumed the accuracy and completeness of assessments by O’Charley’s and its advisors with respect to legal, regulatory, accounting and tax matters.

Except as described above, O’Charley’s Board imposed no other instructions or limitations on Evercore with respect to the investigations made or the procedures followed by Evercore in rendering its opinion. Evercore’s opinion was only one of many factors considered by O’Charley’s Board in its evaluation of the Contemplated Transactions and should not be viewed as determinative of the views of O’Charley’s Board or Parent management with respect to the Contemplated Transactions or the Consideration payable in the Contemplated Transactions.

Set forth below is a summary of the material financial analyses reviewed by Evercore with O’Charley’s Board on February 5, 2012 in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before February 3, 2012 (the last trading day prior to February 5, 2012, the date on which O’Charley’s Board approved the Contemplated Transactions), and is not necessarily indicative of current market conditions.

The following summary of financial analyses includes information presented in tabular format. These tables must be read together with the text of each summary in order to understand fully the financial analyses. The tables alone do not constitute a complete description of the financial analyses. Considering the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Evercore’s financial analyses.

Analysis of Multiples at Offer Price

Evercore calculated and compared the following financial multiples and ratios for O’Charley’s based on information it obtained from O’Charley’s management (i) as of February 3, 2012, and (ii) with respect to the Consideration of $9.85 per Share:

•

Ratios of Total Enterprise Value, or “TEV” (which represents equity market capitalization plus the total outstanding debt, less cash and cash equivalents balance) to Revenue (commonly referred to as TEV/Revenue Multiple) for each of O’Charley’s fiscal year 2011 and 2012B;

•

Ratios of TEV to earnings before interest, taxes, depreciation and amortization, or “EBITDA” (shown on a post-stock based compensation basis) (commonly referred to as TEV/EBITDA Multiple) for each of O’Charley’s pro forma fiscal year 2011, or “PF 2011A” (which reflects the full year impact of incremental rent expense associated with O’Charley’s recent sale leaseback transaction) and 2012B; and

•

Ratios of Adjusted TEV, or “Adj. TEV” (which refers to TEV plus the debt equivalent of O’Charley’s real estate operating leases capitalized at eight times O’Charley’s pro forma 2011 rent expense, selected accordingly to industry standard methodologies), to earnings before interest, taxes, depreciation, amortization, and rent expenses, or “EBITDAR” (shown on a post-stock based compensation basis) (commonly referred to as Adj. TEV/EBITDAR Multiple) for each of PF 2011A and 2012B.

The following tables present the results of this analysis ($ in millions, except for per share amounts):

TEV/Revenue Multiple

Fiscal Period	O’Charley’s Revenue	Share Price as of February 3, 2012 ($6.92)	Consideration Value ($9.85)
2011A	$827	0.16x	0.25x
2012B	$839	0.16x	0.24x

TEV/EBITDA Multiple

Fiscal Period	O’Charley’s EBITDA	Share Price as of February 3, 2012 ($6.92)	Consideration Value ($9.85)
PF 2011A	$31	4.4x	6.5x
2012B	$35	3.9x	5.8x

Adj. TEV/EBITDAR Multiple

Fiscal Period	O’Charley’s EBITDAR	Share Price as of February 3, 2012 ($6.92)	Consideration Value ($9.85)
PF 2011A	$70	6.4x	7.3x
2012B	$74	6.0x	6.9x

Historical Share Price Trading Analysis and Implied Transaction Premiums

Evercore reviewed the percentage change relative to the February 3, 2012 closing price of the Common Stock and calculated the premium to be paid pursuant to the Transaction relative to the closing price of the Common Stock as of February 3, 2012 as follows:

Analysis based on Common Stock Closing Price on February 3, 2012

Period	Statistic	Premium/ (Discount) to Closing Price	Premium/ (Discount) Based on $9.85 Consideration
February 3, 2012	$6.92	—	42.3%
1 Trading Day Prior (2/02/2012)	$6.75	2.5%	45.9%
5 Trading Days Prior (1/30/2012)	$6.54	5.8%	50.6%
10 Trading Days Prior (1/23/2012)	$6.19	11.8%	59.1%
20 Trading Days Prior (1/09/2012)	$6.02	15.0%	63.6%
60 Trading Days Prior (11/14/2011)	$6.55	5.6%	50.4%
120 Trading Days Prior (8/22/2011)	$4.63	49.5%	112.7%
5 Trading Days Average (1/30/2012—2/03/2012)	$6.69	3.4%	47.1%
10 Trading Days Average (1/23/2012—2/03/2012)	$6.50	6.5%	51.5%
20 Trading Days Average (1/09/2012—2/03/2012)	$6.29	10.0%	56.6%
60 Trading Days Average (11/14/2011—2/03/2012)	$5.99	15.5%	64.3%
120 Trading Days Average (8/22/2011—2/03/2012)	$5.98	15.7%	64.7%
52-Week High (7/05/2011)	$7.98	(13.3)%	23.4%
52-Week Low (8/19/2011)	$4.58	51.1%	115.1%

Analysis of TEV/Next-Twelve-Months EBITDA Over Time

Evercore reviewed and compared certain financial and operating information and measurements relating to O’Charley’s to corresponding information and measurements of a group of selected publicly traded companies in the casual dining industry. Although none of the selected publicly traded companies is directly comparable to O’Charley’s, the companies were chosen because they may be deemed to have certain characteristics that are similar to those of O’Charley’s.

The companies that Evercore deemed to have certain characteristics similar to those of O’Charley’s were as follows (the “Public Casual Dining Companies”) :

Public Casual Dining Companies

•	BJ’s Restaurants

•	Brinker International

•	Buffalo Wild Wings

•	CEC Entertainment

•	Cheesecake Factory

•	Darden Restaurants

•	DineEquity

•	PF Chang’s China Bistro

•	Red Robin Gourmet Burgers

•	Ruby Tuesday

•	Texas Roadhouse

Using financial data provided by FactSet Research Systems Inc., Evercore calculated and analyzed the ratios of TEV to next-twelve-months EBITDA, or “TEV/NTM EBITDA Multiple”, of O’Charley’s and the Public Casual Dining Companies over the five-year period from February 6, 2007 to February 3, 2012. Evercore then compared O’Charley’s average TEV/NTM EBITDA Multiples for selected periods (current, the prior six months, prior year, prior two years, prior three years and prior five years) against averages of the Public Casual Dining Companies’ average TEV/NTM EBITDA Multiples for the same periods. The results of this analysis are summarized below:

	Average TEV/NTM EBITDA Multiple
Period	Public Casual Dining Companies Average	O’Charley’s	Difference
Current	7.9x	4.0x	(3.9	)x
6 months	7.3x	4.0x	(3.3	)x
1 year	7.7x	4.6x	(3.1	)x
2 years	7.5x	4.6x	(2.9	)x
3 years	7.2x	4.4x	(2.8	)x
5 years	7.3x	4.7x	(2.6	)x

Analysis of Comparative Margins

Evercore calculated and analyzed other financial ratios of O’Charley’s and the Public Casual Dining Companies as follows:

•	Ratio of EBITDA to Revenue, or “EBITDA Margin”, for estimated fiscal year 2012 (or, in the case of O’Charley’s, 2012B); and

•	Ratio of EBITDAR to Revenue, or “EBITDAR Margin”, for estimated fiscal year 2012 (or, in the case of O’Charley’s, 2012B).

The margins were based on, and derived from, publicly available information and the 2012 Budget, as well as financial data provided by FactSet Research Systems Inc. The results of this analysis are summarized below:

	O’Charley’s	Public Casual Dining Companies
		Mean	Median
EBITDA Margin
2012E or 2012B, as applicable	4%	15%	13%
EBITDAR Margin
2012E or 2012B, as applicable	9%	19%	17%

Analysis of Analyst Price Targets

Evercore reviewed publicly available equity research on O’Charley’s published by five Wall Street investment banks other than Evercore, and analyzed the price targets for the Common Stock included in those reports. These targets reflect each analyst’s estimate of the future public market trading price of the Common Stock and are not discounted to reflect present values. Evercore noted that undiscounted equity analyst price targets of the Common Stock published from November 3, 2011 to January 3, 2012 ranged from $6.50 (midpoint of stated valuation range of $6 to $7) to $8.75 per share, with an average of $7.75 per share, a 12% premium to the share price of O’Charley’s Common Stock as of February 3, 2012. The price targets published by equity research analysts do not necessarily reflect current market trading prices for the Common Stock and these price targets are subject to numerous uncertainties, including the future financial performance of O’Charley’s and future market conditions. Evercore also provided a summary of the recommendations of the equity research analysts with regard to the Common Stock, which included two “buy” recommendations, one “sell” recommendation and two “hold” recommendations.

Public Company Trading Analysis and Adjusted Public Company Trading Analysis

As part of its analysis, Evercore reviewed and compared certain other financial and operating information and measurements relating to O’Charley’s to corresponding information and measurements of the Public Casual Dining Companies.

Evercore, in preparing its analysis and selecting applicable ranges of multiples, was informed by financial and operating information about the Public Casual Dining Companies. Accordingly, Evercore derived the range of selected multiples for the Public Company Trading Analysis and the Adjusted Public Company Trading Analysis based on its professional judgment and experience, including its understanding of the size, concept diversity, real estate ownership, relative profitability, free cash generation and expected growth, rather than a purely quantitative application of the multiples of the Public Casual Dining Companies. For the Adjusted Public Company Trading Analysis, Evercore attempted to account for the observed, long-term difference between O’Charley’s trading multiples and those of the Public Casual Dining Companies. Evercore then applied the ranges of selected multiples to the relevant data for O’Charley’s, using the 2012 Budget, and next subtracted the debt and added cash and cash equivalents of O’Charley’s as of December 25, 2011 in order to derive the implied equity value ranges for O’Charley’s, and then divided those amounts by the number of fully diluted Shares outstanding of O’Charley’s in order to derive the ranges of implied per share equity values. These analyses resulted in ranges of implied per share equity values for O’Charley’s, as compared to the Consideration of $9.85 per Share, as summarized below ($ in millions, except for per share amounts):

Public Company Trading Analysis

Multiple	Applicable 2012B Metric(1)	Selected Range of Multiples	Implied Share Price Reference Range
TEV/EBITDA	$35	5.5x – 6.5x	$9.42 – $10.98
Adj. TEV/EBITDAR	$74	6.5x – 7.5x	$8.37 – $11.68

(1)	The applicable metric for the TEV/EBITDA Multiple is EBITDA; the applicable metric for the Adj. TEV/EBITDAR Multiple is EBITDAR.

Adjusted Public Company Trading Analysis

Multiple	Applicable 2012B Metric(1)	Selected Range of Multiples	Implied Share Price Reference Range
TEV/EBITDA, as adjusted	$35	3.5x – 4.5x	$6.35 – $7.85
Adj. TEV/EBITDAR, as adjusted	$74	5.5x – 6.5x	$5.10 – $8.37

(1)	The applicable metric for the TEV/EBITDA Multiple is EBITDA; the applicable metric for the Adj. TEV/EBITDAR Multiple is EBITDAR.

Precedent Transaction Analysis

Evercore performed an analysis of selected transactions to compare multiples paid in other transactions to the multiples implied in the Transaction. Evercore analyzed a group of 27 selected merger and acquisition transactions that were announced between 2006 and 2011 involving the acquisition of U.S. restaurant companies. The selected transactions are set forth below:

Time Announced	Target	Acquiror
Dec-11	Morton’s Restaurant Group	Tilman J. Fertitta
Nov-11	McCormick & Schmick	Landry’s Restaurants Inc.
Jun-11	Arby’s Restaurant Group	Roark Capital Group
May-11	California Pizza Kitchen	Golden Gate Capital
Sep-10	Burger King Holdings	3G Capital
Aug-10	LRI Holdings, Inc.	Kelso & Company
Jul-10	Magic Brands, LLC	Luby’s Inc.
May-10	Rubio’s Restaurants Inc.	Mill Road Capital LP
May-10	Dave & Buster’s	Oak Hill Capital Partners
Apr-10	CKE Restaurants	Apollo Management
Mar-10	On the Border Mexican Grill & Cantina	Golden Gate Capital
Mar-10	The Oceanaire, Inc.	Landry’s Restaurants Inc.
Nov-09	Landry’s Restaurants Inc.	Tilman J. Fertitta, Chairman, CEO &President
Oct-09	Rubio’s Restaurants Inc.	Levine Leichtman Capital Partners
Aug-09	Western Sizzlin Corp.	Steak n Shake Co.
Aug-08	Romano’s Macaroni Grill	Golden Gate Capital
Jul-08	Texas Wings Inc	Chanticleer Holdings Inc
Apr-08	Wendy’s International Inc	Triarc Companies Inc
Aug-07	Rare Hospitality International Inc	Darden Restaurants Inc.
Jul-07	Applebee’s International, Inc.	IHOP Corp
Jul-07	Champps Entertainment, Inc.	Fox & Hound
Jun-07	Friendly Ice Cream Corporation	Sun Capital Partners
May-07	Mastro Group, LLC	Rare Restaurant Group LLC
Feb-07	Smith & Wollensky Restaurant Group	Patina Restaurant Group, LLC
Nov-06	Sbarro, Inc.	MidOcean Partners
Nov-06	OSI Restaurant Partners	Bain Capital, Catterton Partners
Oct-06	Logan’s Roadhouse	Bruckmann, Rosser, Sherrill & Co.

While none of the companies that participated in the selected transactions are directly comparable to O’Charley’s and none of the transactions in the selected transactions analysis is directly comparable to the Transaction, Evercore selected these transactions because each of the target companies in the selected transactions was involved in the restaurant industry and had operating characteristics and concepts that for purposes of analysis may be considered similar to certain of O’Charley’s operating characteristics and concepts.

Evercore, in preparing its analysis and selecting an applicable range of multiples, was informed by the financial information and related multiples and ratios of the transactions in the preceding table but recognized the extent to which the target companies in the selected transactions were not directly comparable. Accordingly, Evercore derived these ranges of selected multiples based on its professional judgment and experience, including its understanding of the size, concept diversity, real estate ownership, relative profitability, free cash generation and expected growth, rather than a purely quantitative application of the multiples from the selected transactions. Applying the selected range of multiples of TEV to last-twelve-months EBITDA of 6.0x to 8.0x to O’Charley’s last-twelve-months EBITDA of $31 million (as adjusted for O’Charley’s recently completed sale-and-leaseback transaction), this analysis indicated a range of implied per share equity values for O’Charley’s of approximately $9.12 to $11.89 as compared to the Consideration of $9.85 per share.

Evercore also reviewed O’Charley’s tax assets, which include O’Charley’s estimated balances of state net operating loss, Federal Insurance Contributions Act tax credits and Work Opportunity Tax Credits as of year-end fiscal 2011. As disclosed in previous public filings, O’Charley’s has incurred deferred tax valuation allowances for the entire balance of its tax assets. The valuation allowances have been established based on the determination by O’Charley’s that it is more likely than not that O’Charley’s will not be able to generate sufficient future taxable income to realize the existing tax assets. However, recognizing that a buyer may be able to utilize some or all of the existing tax assets, Evercore prepared a net present value analysis of the tax assets from the perspective of a buyer under the assumption that a buyer could realize all of the assets on the most accelerated basis possible given state and federal guidelines regarding usage of tax benefits in the case of a change of control transaction. This analysis indicated that the implied net present value per Share tax asset value for O’Charley’s to a buyer who is able to fully utilize such tax assets is approximately $0.97.

Premiums Paid Analysis

Evercore reviewed the premiums for all-cash acquisitions of a controlling equity stake of public, U.S.-based target companies announced over the last five years with transaction equity values between $100 million and $400 million, excluding those transactions where the target was in the financial services industry or was a REIT entity. Evercore identified 108 total transactions with the foregoing criteria. Using information from FactSet Research Systems Inc. and Securities Data Corporation, premiums paid were calculated as the percentage by which the per share consideration paid in each such transaction exceeded the closing market share prices of the target companies one day, one week and four weeks prior to transaction announcements. This analysis indicated the following implied median, high, 75th percentile, mean, 25th percentile and low premiums for the selected transactions:

Transactions	1 Day Prior	1 Week Prior	4 Weeks Prior
Number of Transactions	108	108	108
Median	33.1%	34.9%	37.7%
High	95.2%	95.2%	121.9%
75th Percentile	42.8%	47.9%	46.9%
Mean	33.6%	35.3%	38.2%
25th Percentile	21.5%	22.2%	23.6%
Low	0.2%	(6.1)%	(5.9)%

Based on the above analysis, with respect to premiums paid relative to the closing market share prices of the target companies one day prior to transaction announcements, Evercore applied a range of selected premiums from 21% to 43% based on the 25th and 75th percentiles of the selected transactions to the closing price of O’Charley’s Common Stock on February 3, 2012. This analysis indicated a range of implied per share equity values for O’Charley’s of $8.37 to $9.90, as compared to the implied per share Consideration of $9.85. With respect to premiums paid relative to the closing market share prices of the target companies four weeks prior to transaction announcements, Evercore applied a range of selected premiums from 24% to 47% based on the 25th and 75th percentiles of the selected transactions to the closing price of O’Charley’s Common Stock on January 9, 2012. This analysis indicated a range of implied per share equity values for O’Charley’s of $7.46 to $8.85, as compared to the implied per share Consideration of $9.85. Evercore also noted that the implied per share Consideration of $9.85 is a 42% premium to the closing price of O’Charley’s Common Stock as of February 3, 2012.

Discounted Cash Flow Analysis

Evercore performed an illustrative discounted cash flow analysis on the 2012 Budget and certain projections prepared by O’Charley’s management in connection with the Transaction with respect to the estimated future performance of O’Charley’s for fiscal years 2013 to 2016 (the “Company Projections”) for the purpose of determining the fully diluted equity value per share of the Common Stock of O’Charley’s. Evercore calculated the unlevered free cash flows that O’Charley’s is expected to generate based upon the 2012 Budget and Company Projections for the fiscal years 2012 through 2016. Evercore also calculated a range of terminal values of O’Charley’s at the end of fiscal year 2016 by applying a range of terminal EBITDA multiples of 5.0x to 6.0x (which was selected by Evercore based on its judgment and experience as informed by both the historical trading range for O’Charley’s and the Public Casual Dining Companies) to O’Charley’s estimated fiscal year 2016 EBITDA. The unlevered free cash flows and terminal value were then discounted to present values using a range of discount rates of 11.0% to 13.0% which was chosen by Evercore based upon an analysis of the estimated weighted average cost of capital of O’Charley’s. Evercore then calculated a range of TEVs of O’Charley’s by adding the present values of the unlevered free cash flows to the present values of O’Charley’s terminal value at the end of O’Charley’s estimated fiscal year 2016 for each EBITDA multiple and discount rate input within the chosen ranges. To calculate the illustrative range of implied equity values per share, Evercore added O’Charley’s cash and cash equivalents and subtracted O’Charley’s total debt as of December 25, 2011 and finally divided such equity value by the number of fully diluted shares outstanding of O’Charley’s. This analysis resulted in a range of illustrative implied equity values per share of approximately $8.69 to $10.65 per share of Common Stock of O’Charley’s, as compared to the Consideration of $9.85 per share.

Present Value of Future Equity Analysis

Evercore performed an illustrative analysis of the present value of the future stock price of O’Charley’s, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future EBITDA and its assumed future forward TEV/EBITDA Multiple. For this analysis, Evercore used the Company Projections for the fiscal years 2014 and 2016.

With respect to the forward TEV/EBITDA Multiple analysis for fiscal year 2014, Evercore first multiplied the EBITDA estimate by a range of forward TEV/EBITDA Multiples of 4.5x to 5.5x (which was selected by Evercore based on its judgment and experience as informed by both the historical trading range for O’Charley’s and the Public Casual Dining Companies) and then calculated the implied per share future equity value for the shares of Common Stock at the end of fiscal year 2013 and discounted those values to December 31, 2011 using a range of discount rates of 11.0% to 13.0%. The discount rates were based on Evercore’s analysis of the estimated equity cost of capital for O’Charley’s.

With respect to the forward TEV/EBITDA Multiple analysis for the fiscal year 2016, Evercore first multiplied the EBITDA estimate by a range of forward TEV/EBITDA Multiples of 4.5x to 5.5x (which was selected by Evercore based on its judgment and experience as informed by both the historical trading range for O’Charley’s and the Public Casual Dining Companies) and then calculated the implied per share future equity value for the shares of Common Stock at the end of fiscal year 2015 and discounted those values to December 31, 2011 using a range of discount rates of 11.0% to 13.0%. The discount rates were also based on Evercore’s analysis of the estimated equity cost of capital for O’Charley’s.

After giving effect to such discounting, this analysis resulted in a range of implied per share equity values as of December 31, 2011 for O’Charley’s, as summarized below ($ in millions, except for per share amounts):

Fiscal Period	EBITDA	Range of Forward TEV/EBITDA Multiples	Range of Equity Cost of Capital	Implied Equity per Share Reference Range
2014E	$43	4.5x – 5.5x	11.0% – 13.0%	$8.06 – $9.92
2016E	$50	4.5x – 5.5x	11.0% – 13.0%	$7.80 – $9.83

General

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Evercore. In connection with the review of the Transaction by O’Charley’s Board, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, Evercore may have considered various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should therefore not be taken to be Evercore’s view of the value of O’Charley’s. No company used in the above analyses as a comparison is directly comparable to O’Charley’s, and no transaction used is directly comparable to the Transaction. Further, Evercore’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of O’Charley’s and Parent or their respective advisors.

Evercore prepared these analyses for the purpose of providing an opinion to O’Charley’s Board as to the fairness, from a financial point of view, of the Consideration to be received O’Charley’s shareholders pursuant to the tender offer and the merger (other than the Excluded Holders). These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore’s analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates. The Consideration to be received by O’Charley’s shareholders pursuant to the Transaction was determined through arm’s-length negotiations between O’Charley’s and Parent and was approved by O’Charley’s Board. Evercore did not recommend any specific consideration to O’Charley’s or that any given consideration constituted the only appropriate consideration.

Under the terms of Evercore’s engagement, O’Charley’s has agreed to pay Evercore a fee, based upon a percentage of the aggregate value of the Contemplated Transactions. Based upon a Consideration of $9.85 per share, a fee of approximately $400,000 became payable to Evercore upon the delivery of its fairness opinion and, upon completion of the Contemplated Transaction, Evercore will receive an additional fee of approximately $2.8 million. Such additional fee is subject to change depending on the actual value of the Contemplated Transactions. In addition, O’Charley’s has agreed to reimburse Evercore for its reasonable out-of-pocket expenses (including travel expenses and disbursement) and to indemnify Evercore for certain liabilities arising out of its engagement. Prior to its engagement, Evercore and its affiliates provided financial advisory services to O’Charley’s and had received fees for the rendering of those services including the reimbursement of expenses. During the two year period prior to the date of its opinion, no material relationship existed between Evercore and its affiliates and Parent or Merger Sub pursuant to which compensation was received or is intended to be received by Evercore or its affiliates as a result of such a relationship and no such relationship is mutually understood to be contemplated. Evercore may provide financial or other services to O’Charley’s, Parent or Merger Sub in the future and in connection with any such services Evercore may receive compensation.

In the ordinary course of business, Evercore or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of O’Charley’s, Parent, Merger Sub and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

O’Charley’s engaged Evercore to act as a financial advisor based on its qualifications, experience and reputation. Evercore is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive biddings, private placements and valuations for corporate and other purposes.

Projected Financial Information

O’Charley’s does not as a matter of course make public its annual forecasts, nor does it make long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with the review of the transaction, O’Charley’s management prepared unaudited prospective financial information on a stand-alone, pre-transaction basis. O’Charley’s is including a subset of this prospective financial information to provide its shareholders access to certain non-public information that was made available to O’Charley’s Board and Evercore. The information provided to O’Charley’s Board and Evercore included estimates of revenue, EBITDA, EBITDAR, earnings per share and unlevered free cash flow, and were based on the 2012 Budget, which was made available to Parent, and the Company Projections, which were not made available to Parent prior to execution of the Merger Agreement. O’Charley’s internal financial forecasts (upon which the projections provided to Evercore were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects, and, thus, susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The unaudited prospective financial information was prepared by O’Charley’s management in December 2011 and January 2012, based solely on information available at that time. The unaudited prospective financial information was not prepared with a view toward public disclosure, and the inclusion of this information should not be regarded as an indication that any of O’Charley’s, Parent, their respective representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, nor should this information be relied on as such. None of O’Charley’s, Parent or their respective affiliates assumes any responsibility for the accuracy of this information.

The unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects and thus subject to interpretation. While presented with numeric specificity, the unaudited prospective financial information reflects numerous judgments, estimates and assumptions with respect to industry performance, general business, economic, regulatory, legal, market and financial conditions, as well as matters specific to O’Charley’s business, many of which are beyond O’Charley’s control. The continuing turmoil in general economic conditions also creates significant uncertainty around the projections. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the projections cover multiple years, such information by its nature becomes subject to greater uncertainty with each successive year. O’Charley’s shareholders are urged to review O’Charley’s most recent SEC filings for a description of risk factors with respect to its business. The unaudited prospective financial information set forth below was provided to Evercore for use in connection with its financial analysis and fairness opinion relating to the tender offer and the merger and, in some cases, Evercore adjusted these numbers in connection with its financial analysis. Each of these adjustments was approved by O’Charley’s management and described above in the “Opinion of O’Charley’s Financial Advisor.”

The projections were not prepared with a view toward complying with generally accepted accounting principles (“GAAP”), the published guidelines of the Commission regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither O’Charley’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared.

The following table presents the summary selected unaudited prospective financial information for the fiscal years ending 2012 through 2016 ($ in millions):

	Projected
	2012B	2013E	2014E	2015E	2016E
Revenue	$839	$851	$868	$885	$903
% Growth		1.4%	2.0%	2.0%	2.0%
EBITDAR(1)	$74	$78	$83	$88	$89
% Margin	8.9%	9.1%	9.5%	9.9%	9.9%
EBITDA(1)	$35	$38	$43	$49	$50
% Margin	4.2%	4.5%	5.0%	5.5%	5.5%
Free Cash Flow	$8	$10	$12	$15	$15

(1)	EBITDAR and EBITDA figures as shown include stock based compensation expense.

Because of the forward-looking nature of the unaudited prospective financial information, specific quantifications of the amounts that would be required to reconcile it to GAAP measures are not available.

No assurances can be given that these assumptions will accurately reflect future conditions. In addition, although presented with numerical specificity, the above unaudited prospective financial information reflects numerous assumptions and estimates as to future events made by O’Charley’s management that O’Charley’s management believed were reasonable at the time the unaudited prospective financial information was prepared. The above unaudited prospective financial information does not give effect to the Contemplated Transactions.

O’Charley’s has made publicly available its actual results of operations for the quarter ended October 2, 2011. On February 6, 2012, O’Charley’s announced its preliminary results of operations for the quarter and year ended December 25, 2011. Shareholders should review O’Charley’s Quarterly Report on Form 10-Q for the quarter ended October 2, 2011 and Current Report on Form 8-K dated February 6, 2012 filed with the Commission to obtain this information.

Readers of this Schedule 14D-9 are strongly cautioned not to place undue reliance on the unaudited prospective financial information set forth above. No representation is made by O’Charley’s, Parent, their respective advisors or any other person to any shareholder regarding the information included in these projections or the ultimate performance of O’Charley’s compared to the information included in the above unaudited prospective financial information. The inclusion of the unaudited prospective financial information herein should not be regarded as an indication that such unaudited prospective financial information will be necessarily predictive of actual future events, and they should not be relied on as such.

EXCEPT AS REQUIRED BY APPLICABLE SECURITIES LAWS, O’CHARLEY’S DOES NOT INTEND TO AND UNDERTAKES NO OBLIGATION TO UPDATE, OR OTHERWISE REVISE THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS ARE SHOWN TO BE IN ERROR.

O’Charley’s shareholders are cautioned not to place undue reliance on the projections included in this Schedule 14D-9.

Intent to Tender

To O’Charley’s knowledge, after making reasonable inquiry, all of O’Charley’s executive officers, directors, affiliates and subsidiaries currently intend to tender or cause to be tendered, pursuant to the Offer, all Shares held of record or beneficially owned by them (other than Shares for which such holder does not have discretionary authority or holds in a fiduciary or representative capacity). In addition, pursuant to the Support Agreement, the Supporting Stockholders (as defined below) are contractually obligated to tender all of their Shares in the Offer.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

O’Charley’s has retained Evercore as its financial advisor in connection with the Offer and the Merger. Information pertaining to the retention of Evercore is set forth in Item 4 (“The Solicitation or Recommendation—Opinion of O’Charley’s Financial Advisor”) and is hereby incorporated by reference into this Item 5.

Except as set forth above, neither O’Charley’s nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to security holders of O’Charley’s with respect to the Offer, the Merger or any of the Contemplated Transactions.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to the Shares have been effected by O’Charley’s or, to the knowledge of O’Charley’s, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days except for the following transactions which involved the disposition of Shares to cover the tax liability associated with the vesting of Restricted Shares:

Identity of Person	Date of Transaction	Number of Shares	Price per Share
R. Jeffrey Williams	2/7/2012	436	$10.17
Colin M. Daly	2/7/2012	387	$10.17
Robert F. Luz	2/7/2012	632	$10.17
Leon de Wet	2/7/2012	498	$10.17

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9), O’Charley’s is not undertaking and is not engaged in any negotiations in response to the Offer that relate to (i) a tender offer for, or other acquisition of, O’Charley’s securities by O’Charley’s, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving O’Charley’s or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of O’Charley’s or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of O’Charley’s.

Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to or would result in one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information.

Section 14(f) Information Statement

The Information Statement on Schedule 14F-1 attached as Annex I is being furnished in connection with the possible designation by Parent of certain persons to be appointed to O’Charley’s Board of Directors. Such persons, if appointed, will constitute a majority of O’Charley’s Board of Directors.

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each named executive officer that is based on or otherwise relates to the Offer and the Merger, assuming the following:

(a) the Acceptance Time is April 2, 2012; and

(b) the named executive officers are terminated without “cause” or resign for “good reason” (as defined in the various executive employment agreements) within eighteen months of the Acceptance Time.

Name	Cash ($)(1)		Equity ($)(2)	Pension/ NQDC ($)(3)	Perquisites/ Benefits ($)(4)	Tax Reimbursement ($)	Other ($)	Total ($)
David W. Head, President and Chief Executive Officer	$1,376,470	(5)	$844,000	—	$12,845	—	—	$2,233,315

R. Jeffrey Williams, Chief Financial Officer and Treasurer, Principal Accounting Officer, Corporate Controller and Assistant Secretary	$450,000		$359,500	—	$6,241	—	—	$815,741

Marc A. Buehler, O’Charley’s Concept President	$600,000		$365,000	$20,689	$8,563	—	—	$994,252

John R. Grady, Ninety Nine Restaurants Concept President	$605,050		$32,101	$79,742	$12,845	—	—	$729,738

Alfred L. Thimm, Jr., Stoney River Legendary Steaks Concept President	$283,250		$138,400	—	—	—	—	$421,650

(1)	These amounts include cash severance payments to each of the named executive officers upon a termination without “cause” or a resignation for “good reason” within eighteen months of the Acceptance Time.
(2)	These amounts represent the accelerated vesting of the following Options and Restricted Shares for each named executive officer: Mr. Head, 120,000 Options and 40,000 Restricted Shares; Mr. Williams, 25,000 Options and 30,000 Restricted Shares; Mr. Buehler, 100,000 Options and 0 Restricted Shares; Mr. Grady, 0 Options and 3,259 Restricted Shares and Mr. Thimm, 40,000 Options and 0 Restricted Shares. These amounts are based on the Offer Price of $9.85 per Share and in each case are net of the exercise prices of such Options. No amounts are included for the exercise or the acceleration of unvested Options whose exercises prices are less than the Offer Price.
(3)	These amounts reflect the accelerated vesting of the account balances and benefits accrued under the Deferred Compensation Plan.
(4)	The named executive officers are not entitled to any perquisites or other personal benefits or property in connection with a change in control, other than for continuation of health insurance benefits. These benefits have been calculated based on assumptions used by O’Charley’s for financial reporting purposes under generally accepted accounting principles, including that the cost of COBRA coverage would represent the cost of continuing coverage for the full eighteen months.
(5)	Includes stay bonus of $400,000 payable upon the Effective Time.

Top-Up Option

Subject to the terms and conditions of the Merger Agreement, O’Charley’s granted Parent and/or Merger Sub an irrevocable option (the “Top-Up Option”), for so long as the Merger Agreement has not been terminated, to purchase from O’Charley’s up to that number of newly issued shares of O’Charley’s common stock (the “Top-Up Option Shares”) equal to the number of Shares that, when added to the number of Shares owned by Parent or any of its subsidiaries, including Merger Sub, at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the number of Shares that would be outstanding immediately after the issuance of Shares pursuant to the exercise of the Top-Up Option (on a fully-diluted basis as defined in the Merger Agreement). The exercise price for each Share acquired pursuant to the Top-Up Option is equal to the Offer Price. The Merger Agreement provides that the Top-Up Option will not be exercisable if (i) the number of Shares of O’Charley’s Common Stock subject to the Top-Up Option exceeds the number of authorized and unissued Shares of O’Charley’s Common Stock available for issuance, (ii) any order, injunction, judgment, decree or ruling (whether temporary, preliminary or permanent), enacted, promulgated, issued or entered by any governmental authority or any law prohibits the exercise or delivery of the Top-Up Option or the delivery of the Top-Up Option Shares, (iii) immediately after the exercise of the Top-Up Option and the issuance of the Top-Up Option Shares, Parent or any of its subsidiaries, including Merger Sub, would not own more than 90% of the Shares then outstanding on a fully-diluted basis (as defined in the Merger Agreement) or (iv) Merger Sub has not accepted for payment the Shares validly tendered in the Offer (or during the subsequent offering period, if any) and not validly withdrawn. Payment for Shares to be acquired pursuant to an exercise of the Top-Up Option may be paid, at the election of Parent or Merger Sub, either in cash or by delivery of a promissory note which promissory note having a principal amount equal to the aggregate purchase price for the Top-Up Option Shares, or any combination thereof. Any promissory note issued will be in the form attached as Annex C to the Merger Agreement and shall include the following terms: (A) the maturity date shall be one year after issuance, (B) the unpaid principal amount of the promissory note shall accrue simple interest at a per annum rate of 1.5% per annum, (C) the promissory note may be prepaid in whole or in part at any time, without penalty or prior notice, (D) the promissory note shall be with full recourse and shall be fully secured by the Top-Up Option Shares, (E) the promissory note shall be nonnegotiable and nontransferable and (F) the promissory note shall have no other material terms.

Tender and Support Agreement

Concurrently with the execution of the Merger Agreement, on February 5, 2012, Parent and Merger Sub entered into a Tender and Support Agreement with Crescendo Partners II, L.P., Series Z, Crescendo Partners III, L.P., Arnaud Ajdler and Gregory Monahan (the “Supporting Stockholders”), pursuant to which the Supporting Stockholders have agreed for the time period during which the Support Agreement remains in place, among other things, (i) to tender their Shares in the Offer, and not withdraw any Shares so tendered, upon the terms and subject to the conditions of the Support Agreement; (ii) that they will not (A) sell, transfer, give, pledge, encumber, assign or otherwise dispose of any Shares, (B) deposit any Shares into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to such Shares or (C) take any other action inconsistent with the representations and warranties contained in the Support Agreement; and (iii) to grant a limited irrevocable proxy to Parent to vote their Shares solely (A) for the adoption and approval of the Merger Agreement, unless a recommendation withdrawal has been made in accordance with the Merger Agreement, (B) for the approval of any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the adoption and approval of the Merger Agreement and the Contemplated Transactions; (C) against any action or agreement that would, or would reasonably be expected to, result in a breach of any representation, warranty, covenant, agreement or other obligation of O’Charley’s under the Merger Agreement and/or the failure of any of the conditions set forth in Annex B of the Merger Agreement, (D) against any acquisition proposal, unless a recommendation withdrawal has been made in accordance with the Merger Agreement in favor of a superior proposal and (E) against any agreement, amendment of O’Charley’s charter or bylaws or other action that is intended or would reasonably be expected to prevent, impede, interfere with or delay the consummation of the Offer or the Merger. The Shares subject to the Support Agreement comprise approximately 10% of the outstanding Shares.

The Support Agreement will terminate upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the date on which the Supporting Stockholders cease to own any Shares and (iv) the mutual written consent of the parties thereto. The Supporting Stockholders have the right to terminate the Support Agreement immediately following (i) any decrease in the Offer Price payable in the Offer or in the Merger Consideration payable in the Merger or (ii) any change in the form of consideration payable in the Offer or the Merger.

This summary is qualified in its entirety by reference to the Support Agreement, which is filed as Exhibit (e)(12) hereto and is incorporated herein by reference.

State Anti-Takeover Statutes

Tennessee Business Combination Act.

Section 48-103-205 of the Tennessee Code Annotated prohibits an “interested shareholder” (generally, a shareholder owning 10% or more of the corporation’s outstanding voting stock or an affiliate or associate of the corporation who at any time in the preceding five years owned 10% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include a merger and certain other transactions) with a resident domestic corporation for a period of five years following the date on which such shareholder became an interested shareholder unless the business combination or the transaction which resulted in the shareholder becoming an interested shareholder is approved by the board of directors of the subject corporation before the interested shareholder’s share acquisition date and the proposed business combination otherwise satisfies any additional applicable requirements imposed by law and by the charter and bylaws of the subject corporation or the business combination is otherwise exempt from the provisions of the Tennessee Code Annotated. O’Charley’s Board of Directors approved the Offer and purchase of tendered Shares by either Parent or Merger Sub or their affiliates, and consequently, the provisions of Section 48-103-205 of the Tennessee Code Annotated do not apply to the Offer or the Merger.

Tennessee Investor Protection Act.

Section 48-103-103 of the Tennessee Investor Protection Act (the “IPA”) prohibits an offeror who owns 5% or more of any class of equity securities of the offeree company, if any of such securities were purchased within one year before the proposed takeover offer, from making a “takeover offer” unless the offeror, before making such purchase, has (i) made a public announcement of its intentions with respect to changing or influencing the management or control of the offeree company, (ii) made a full, fair and effective disclosure of such intentions to the persons from whom the offeror intends to acquire such securities and (iii) filed with the Tennessee Commissioner of Commerce and Insurance and the offeree company a statement signifying such intentions and containing such additional information as the commissioner by rule prescribes. Under the IPA, a takeover offer does not include an offer made on substantially equal terms to all shareholders and as to which the offeree company, acting through its board of directors, has recommended acceptance to such shareholders, if the terms thereof, including any inducements to officers or directors which are not available to all shareholders, have been disclosed to such shareholders. The Offer has been made on substantially equal terms to all of O’Charley’s shareholders, such terms have been disclosed to such shareholders and O’Charley’s Board has recommended acceptance of the Offer to O’Charley’s shareholders. Consequently, the Offer does not constitute a takeover offer within the meaning of the IPA, and the provisions of the IPA do not prohibit the Offer or the Merger.

Tennessee Control Share Acquisition Act.

The Tennessee Control Share Acquisition Act (the “CSAA”) provides that the shares of certain Tennessee corporations acquired by an acquiring person in a “control share acquisition” that exceeds the threshold of voting power of any of the various ranges specified in Section 48-103-302(4) of the Tennessee Code Annotated shall be subject to restricted voting rights. Pursuant to Section 48-103-310 of the Tennessee Code Annotated, the CSAA is applicable only if the subject corporation’s charter or bylaws contain an express declaration that control share acquisitions in respect of the shares of the subject corporation are governed by and subject to the provisions of the CSAA. O’Charley’s charter and bylaws do not contain such declaration and, accordingly, the CSAA is not applicable to O’Charley’s.

Short-Form Merger and Vote Required to Approve the Merger

If, pursuant to the Offer (including any subsequent offering period) and the Top-Up Option, if exercised, Parent or Merger Sub acquires Shares which, together with Shares beneficially owned by Parent, Merger Sub and their affiliates, constitute at least 90% of the outstanding voting Shares on a fully diluted basis (as defined in the Merger Agreement), Merger Sub intends to effect a “short-form” merger pursuant to Section 48-21-105 of the

TBCA. Section 48-21-105 of the TBCA provides that if Merger Sub owns at least 90% of the outstanding voting Shares of O’Charley’s, Merger Sub may merge itself into O’Charley’s without approval of the shareholders of O’Charley’s. In order to accomplish a “short-form” merger, (i) the board of directors of Merger Sub must adopt a plan of merger containing the information required under Section 48-21-105 of the TBCA, (ii) Merger Sub must mail a copy or summary of the plan of merger to each shareholder of O’Charley’s and (iii) Merger Sub must deliver articles of merger to the Secretary of State of the State of Tennessee no earlier than one month following the date on which Merger Sub or Parent acquires more than 90% of the outstanding Shares and delivers a copy of the plan of merger to all shareholders of O’Charley’s. Under Section 48-21-105 of the TBCA, such a merger of Merger Sub with and into O’Charley’s would not require the approval or any other action on the part of O’Charley’s Board or the shareholders of O’Charley’s.

If Merger Sub acquires, pursuant to the Offer or otherwise, Shares which, together with the Shares beneficially owned by Parent, Merger Sub and their affiliates, constitute less than 90% of the outstanding Shares, then a vote of O’Charley’s shareholders will be required to effect the Merger. In such case, the affirmative vote of a majority of votes entitled to be cast at a meeting of O’Charley’s shareholders at which a quorum is present will be required to approve the Merger under the TBCA. If a vote of O’Charley’s shareholders is required to approve the Merger, O’Charley’s will, in accordance with applicable law and O’Charley’s charter and bylaws, promptly and duly call, give notice of and hold a meeting of O’Charley’s shareholders to vote on approval of the Merger Agreement and the Merger. If Parent or Merger Sub purchase Shares in the Offer which constitute at least 90% of the outstanding Shares, Parent and Merger Sub will have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of O’Charley’s.

Antitrust

Parent and O’Charley’s have agreed to use their reasonable best efforts to obtain all antitrust and competition regulatory approvals required to complete the Contemplated Transactions. Notwithstanding the foregoing, generally, Parent and its subsidiaries will not be required to propose, negotiate, commit to or effect any sale, divestiture or disposition of assets or business of Parent or O’Charley’s or their respective subsidiaries or offer to take any such action.

United States Antitrust Laws

Under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be completed until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and specified waiting periods have been satisfied. These requirements apply to Parent’s and Merger Sub’s acquisition of the Shares in the Offer.

Under the HSR Act, the purchase of the Shares in the Offer may not be completed until both Parent and O’Charley’s file certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division and observe the HSR Act’s notification and waiting periods. The HSR Act provides for an initial 15 calendar day waiting period following receipt of the necessary filings by the FTC and Antitrust Division. If the 15th calendar day of the initial waiting period is not a business day, the initial waiting period is extended until 11:59 PM of the next business day. O’Charley’s and Parent filed a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer on February 17, 2012. The initial waiting period was terminated early by the FTC and Antitrust Division on February 24, 2012.

At any time before or after the purchase of the Shares by Merger Sub, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares in the Offer and the Merger, conditioning the closing of the Contemplated Transactions, the divestiture of the Shares purchased in the Offer or the divestiture of substantial assets of Merger Sub,

Parent or any of their respective subsidiaries or affiliates. Private parties as well as attorneys general and foreign antitrust regulators may also bring legal actions under the antitrust laws under certain circumstances.

Dissenters Rights

No dissenters’ rights are available under Section 48–23–102 of the TBCA in connection with the Offer. O’Charley’s shareholders who sell Shares in the Offer will not be entitled to exercise dissenters’ rights with respect thereto, but, rather, will receive the Offer Price.

Furthermore, no dissenters’ rights are available under Section 48–23–102 of the TBCA in connection with the Merger, unless the Shares are no longer listed on The NASDAQ Global Select Market on the date of the consummation of the Merger. If the Shares are delisted from The NASDAQ Global Select Market prior to the date of the consummation of the Merger such that holders of the Shares are entitled to dissenters’ rights in connection with the Merger, such holders will receive additional information concerning dissenters’ rights and the procedures to be followed in connection therewith before they have to take any action relating thereto.

Litigation

On February 9, 2012, a purported shareholder of O’Charley’s named David Kaniecki filed a putative class action lawsuit in the Tennessee Chancery Court, 20th Judicial District, against the members of the Board, O’Charley’s, Parent and Merger Sub (the “Kaniecki Complaint”). On February 13, 2012, a purported shareholder of O’Charley’s named Paul Walleman filed a putative class action lawsuit in the Tennessee Circuit Court, 20th Judicial District, against the members of the Board, O’Charley’s, Parent, Merger Sub and Crescendo Partners (the “Walleman Complaint”). On February 15, 2012, two purported shareholders of O’Charley’s named Michael Gilliam and Angela Wieder filed a putative class action lawsuit in the Tennessee Chancery Court, 20th Judicial District, against the members of the Board, O’Charley’s, Parent and Merger Sub (the “Gilliam Complaint”). On February 15, 2012, a purported shareholder of O’Charley’s named Hilary Coyne filed a putative class action lawsuit in the Tennessee Chancery Court, 20th Judicial District, against the members of the Board, O’Charley’s, Parent and Merger Sub (the “Coyne Complaint”). On February 15, 2012, a purported shareholder of O’Charley’s named Brady White filed a putative class action lawsuit in the Tennessee Chancery Court, 20th Judicial District, against the members of the Board, O’Charley’s, Parent and Merger Sub (the “White Complaint,” and together with the Kaniecki Complaint, the Walleman Complaint, the Gilliam Complaint and the Coyne Complaint, the “Complaints”). Each of the Complaints alleges that the members of the Board breached their fiduciary duties to shareholders in connection with the sale of O’Charley’s. Each of the Complaints alleges that Parent and/or Merger Sub and/or Crescendo Partners aided and abetted the Board’s purported breach of its fiduciary duties. Each of the Complaints, in addition to seeking other relief, seeks to enjoin the sale of O’Charley’s. With respect to each of the Complaints, O’Charley’s believes the plaintiff’s allegations are without merit, and, if one or more of the various plaintiffs proceeds with litigations, O’Charley’s will contest the allegations vigorously.

Cautionary Note Regarding O’Charley’s Forward-Looking Statements

This Schedule 14D-9 contains forward-looking statements relating to the potential acquisition of O’Charley’s Inc. by Fidelity National Financial, Inc. and its affiliates, including the expected date of closing of the acquisition and the potential benefits of the transaction. These statements are forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. The actual results of the transaction could vary materially as a result of a number of factors, including: uncertainties as to how many of O’Charley’s shareholders will tender their stock in the offer; the possibility that competing offers will be made; the effects of disruptions from the transaction; the risk of shareholder litigation in connection with the transaction and any related significant costs of defense, indemnification and liability; and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause actual results to differ materially include those set forth in the reports that O’Charley’s files from time to time with the Commission, including the annual report on Form 10-K for the fiscal year ended December 26, 2010 and quarterly and current reports on Form 10-Q and 8-K. These forward-looking statements reflect O’Charley’s expectations as of the date of this Schedule 14D-9. O’Charley’s undertakes no obligation to update the information provided herein.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated February 27, 2012*†

(a)(2)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9)*†

(a)(3)	Notice of Guaranteed Delivery*†

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*†

(a)(5)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*†

(a)(6)	Form of Summary Advertisement as published on February 27, 2012 in The Wall Street Journal*

(a)(7)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (incorporated herein by reference to Annex I hereto)†

(a)(8)	Opinion of Evercore Group, L.L.C. to O’Charley’s Board of Directors, dated February 5, 2012 (included as Annex II hereto)†

(e)(1)	Agreement and Plan of Merger, dated as of February 5, 2012, among Parent, Merger Sub and O’Charley’s (incorporated by reference to Exhibit 2.1 to O’Charley’s Current Report on Form 8-K filed with the Commission on February 6, 2012)

(e)(2)	Confidentiality Agreement, dated November 23, 2011, between O’Charley’s Inc., Fidelity National Financial, Inc. and American Blue Ribbon Holdings, LLC*

(e)(3)	Executive Employment Agreement dated July 30, 2010, by and between O’Charley’s Inc. and David Head (incorporated by reference to Exhibit 10.2 of O’Charley’s Quarterly Report on Form 10-Q for the quarter ended July 11, 2010) (File No. 0-18629)

(e)(4)	Form of Executive Employment Agreement, dated November 6, 2007, between O’Charley’s Inc. and each of R. Jeffrey Williams, John R. Grady and Lawrence D. Taylor (incorporated by reference to Exhibit 10.1 of O’Charley’s Current Report on Form 8-K filed with the Commission on November 9, 2007) (File No. 0-18629)

(e)(5)	Form of First Amendment to O’Charley’s Inc. Executive Employment Agreement, dated January 12, 2009 (incorporated by reference to Exhibit 10.1 of O’Charley’s Current Report on Form 8-K filed with the Commission on January 16, 2009) (File No. 0-18629)

(e)(6)	Form of Second Amendment to O’Charley’s Inc. Executive Employment Agreement, dated March 11, 2009 (incorporated by reference to Exhibit 10.55 of O’Charley’s Annual Report on Form 10-K for the fiscal year ended December 28, 2008) (File No. 0-18629)

(e)(7)	Amended and Restated Executive Employment Agreement dated August 10, 2011, by and between O’Charley’s Inc. and R. Jeffrey Williams (incorporated by reference to Exhibit 10.1 of O’Charley’s Current Report on Form 8-K filed with the Commission on August 11, 2011) (File No. 0-18629)

(e)(8)	O’Charley’s 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of O’Charley’s Quarterly Report on Form 10-Q for the quarter ended July 9, 2000) (File No. 0-18629)

(e)(9)	O’Charley’s Inc. Deferred Compensation Plan (restated) (incorporated by reference to Exhibit 10.28 of O’Charley’s Annual Report on Form 10-K for the year ended December 27, 2009) (File No. 0-18629)

(e)(10)	First Amendment to the O’Charley’s Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10.29 of O’Charley’s Annual Report on Form 10-K for the year ended December 26, 2010) (File No. 0-18629)

(e)(11)	O’Charley’s Inc. 2008 Equity and Incentive Plan (incorporated by reference to Exhibit 10.1 of O’Charley’s Current Report on Form 8-K filed with the Commission on May 28, 2008) (File No. 0-18629)

(e)(12)	Tender and Support Agreement, dated February 5, 2012, between Parent, Merger Sub, Crescendo Partners II, L.P., Series Z, Crescendo Partners III, L.P., Arnaud Ajdler and Gregory Monahan (incorporated by reference to Exhibit 2.2 of O’Charley’s Current Report on Form 8-K filed with the Commission on February 6, 2012)

(e)(13)	Restated Charter of O’Charley’s Inc. (restated electronically for Commission filing purposes only) (incorporated by reference to Exhibit 3.1 of O’Charley’s Current Report on Form 8-K filed with the Commission on May 13, 2009) (File No. 0-18629)

(e)(14)	Amended and Restated Bylaws of O’Charley’s Inc. (incorporated by reference to Exhibit 3.2 of O’Charley’s Current Report on Form 8-K filed with the Commission on May 13, 2009) (File No. 0-18629)

*	Incorporated by reference to the Schedule TO filed by Merger Sub and Parent on February 27, 2012.
†	Included in materials mailed to shareholders of O’Charley’s.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

O’Charley’s Inc.

By:	/s/ David W. Head
Name:	David W. Head
Title:	Chief Executive Officer and President

Dated: February 27, 2012

ANNEX I

O’CHARLEY’S INC.

3038 Sidco Drive

Nashville, Tennessee 37204

(615) 256-8500

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14(f)-1 THEREUNDER

We Are Not Asking You for a Proxy and You Are Requested Not to Send us a Proxy.

This Information Statement (this “Information Statement”) is being mailed on or about February 27, 2012 in connection with the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”) of O’Charley’s Inc., a Tennessee corporation (“O’Charley’s,” the “Company,” “we” or “our”), with respect to the cash tender offer by Fred Merger Sub Inc. (“Merger Sub”), a Tennessee corporation and a wholly-owned subsidiary of Fidelity National Financial, Inc., a Delaware corporation (“Parent”), to the holders of record of shares of common stock, no par value, of the Company (the “Common Stock” or “Shares”). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by Parent without a meeting of the Company’s shareholders to a majority of the seats on the board of directors of the Company (the “Company’s Board of Directors” or “Board of Directors”). Such designation would be made pursuant to Section 1.4 of the Agreement and Plan of Merger, dated February 5, 2012 (the “Merger Agreement”), by and among Parent, Merger Sub and the Company, which provides, among other things, that following the consummation of the Offer (as described below) and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the applicable legal requirements, Merger Sub will merge with and into the Company (the “Merger”). The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement is attached as Annex I, which Schedule 14D-9 was filed by the Company with the Securities and Exchange Commission (the “Commission”) on February 27, 2012.

Pursuant to the Merger Agreement, Merger Sub commenced a cash tender offer on February 27, 2012 to purchase all of the outstanding shares of Common Stock at a price per share of $9.85, net to the seller in cash, without interest and subject to any tax withholding, upon the terms and conditions set forth in the Offer to Purchase, dated February 27, 2012 (together with any amendments or supplements thereto, the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively, constitute the “Offer”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, on Monday, April 2, 2012, at which time, if all conditions to the Offer have been satisfied or waived, Merger Sub will purchase all shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the Company’s shareholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Merger Sub and Parent with the Commission on February 27, 2012.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the possible appointment of Parent’s designees to the Company’s Board of Directors.

You are urged to read this Information Statement carefully. We are not, however, soliciting your proxy, and you are not required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information incorporated herein by reference) concerning Parent, Merger Sub and Parent’s designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

RIGHT TO DESIGNATE DIRECTORS

The Merger Agreement provides that Parent shall be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Company’s Board of Directors as would give Parent representation on the Company’s Board of Directors equal to the percentage of the total number of outstanding shares of Common Stock beneficially owned, directly or indirectly, by Parent. Upon request from Parent, the Company has agreed to take all actions as are necessary to enable Parent’s designees to be elected or appointed to the Company’s Board of Directors, including by promptly filling vacancies or newly created directorships on the Company’s Board of Directors, promptly increasing the size of the Company’s Board of Directors (including by amending the bylaws of the Company if necessary to increase the size of the Company’s Board of Directors) and/or promptly securing the resignations of such number of its incumbent directors as is necessary to provide Parent with such level of representation, and shall cause Parent’s designees to be so elected or appointed at such time. From and after the time Merger Sub accepts for payment any Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Acceptance Time”), to the extent requested by Parent, the Company must also cause the directors elected or designated by Parent to the Company’s Board of Directors to serve on and constitute the same percentage as such individuals represent of the entire Board of Directors of the Company (but not less than a majority) (rounded up to the next whole number) of: (i) each committee of the Company’s Board of Directors and (ii) each board of directors (or similar body) and each committee thereof (or similar body) of each subsidiary of the Company, in each case to the extent permitted by applicable law and the rules of The NASDAQ Stock Market LLC (“NASDAQ”).

The Merger Agreement also provides that, after Parent’s designees are appointed or elected to, and constitute a majority of, the Company’s Board of Directors as discussed above, and prior to the Effective Time, the Company will cause the Company’s Board of Directors to maintain at least three directors who are members of the Company’s Board of Directors on the date of the Merger Agreement, each of whom shall be an “independent director” as defined by Rule 5605(a)(2) of the NASDAQ Marketplace Rules and eligible to serve on the Company’s Audit Committee under the Exchange Act and NASDAQ Marketplace Rules, and at least one of whom shall be an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K and the instructions thereto (the “Continuing Directors”). If the number of Continuing Directors is reduced below three for any reason, the remaining Continuing Directors shall be entitled to elect or designate a person meeting the foregoing criteria to fill such vacancy who shall be deemed to be a Continuing Director for purposes of the Merger Agreement or, if no Continuing Directors then remain, the other directors shall designate three persons meeting the foregoing criteria to fill such vacancies, and such persons shall be deemed to be Continuing Directors for purposes of the Merger Agreement.

In the event that Parent’s designees are elected or appointed to the Company’s Board of Directors prior to the Effective Time as described above, the approval of a majority of such Continuing Directors (or the sole Continuing Director if there is only one Continuing Director) will be required in order to (i) amend, modify or terminate the Merger Agreement, or agree or consent to any amendment, modification or termination of the Merger Agreement, in any case on behalf of the Company, (ii) extend the time for performance of, or waive, any of the obligations or other acts of Parent or Merger Sub under the Merger Agreement, (iii) waive or exercise any of the Company’s rights under the Merger Agreement, (iv) waive any condition to the Company’s obligations under the Merger Agreement, (v) amend the Company’s charter or bylaws, (vi) authorize any agreement between the Company or any of the subsidiaries of the Company, on the one hand, and Parent, Merger Sub or any of their affiliates, on the other hand, or (vii) make any other determination with respect to any action to be taken or not to be taken by or on behalf of the Company relating to the Merger Agreement or the transactions contemplated thereby.

2

PARENT DESIGNEES

Parent has informed the Company that it will choose its designees to the Board of Directors from the persons listed in Schedule I to the Offer to Purchase (the “Potential Designees”), a copy of which is being mailed to shareholders of O’Charley’s. The information with respect to the Potential Designees is incorporated herein by reference. Merger Sub has informed the Company that each of the Potential Designees has consented to act as a director of the Company, if so designated.

Parent and Merger Sub have informed the Company that none of the Potential Designees (1) is currently a director of, or holds any position with, the Company, or (2) has a familial relationship with any directors or executive officers of the Company. The Company has been advised that, to the knowledge of Merger Sub and Parent, none of the Potential Designees beneficially owns any equity securities (or rights to acquire such equity securities) of the Company and none have been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Commission.

Parent and Merger Sub have informed the Company that, to their knowledge, none of the Potential Designees has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past ten years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that the Potential Designees may assume office at any time following the purchase by Merger Sub of shares of Common Stock pursuant to the Offer and the Merger Agreement, which purchase cannot be earlier than 12:00 midnight, New York City time, on Monday, April 2, 2012. It is currently anticipated that Philip J. Hickey, Jr., William F. Andrews and Douglas Benham will serve as the Continuing Directors.

CERTAIN INFORMATION CONCERNING O’CHARLEY’S INC.

The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, no par value per share. As of the close of business on February 20, 2012 there were 21,947,206 shares of Common Stock outstanding. The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of shareholders of the Company. Each share of Common Stock entitles its record holder to one vote on all matters submitted to a vote of the Company’s shareholders.

3

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following persons are known by the Company to be the beneficial owners of more than 5% of the outstanding shares of the Company’s common stock. The following information is as of February 20, 2012 and is based upon information set forth in Schedules 13D and 13G filed by such persons with the Commission.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Fidelity National Financial, Inc. 601 Riverside Avenue Jacksonville, Florida 32204	4,320,942	(1)	19.7%

FMR, LLC 82 Devonshire Street Boston, Massachusetts 02109	2,580,557	(2)	11.8%

Crescendo Partners 777 3rd Avenue, 37th Floor New York, New York 10017	2,155,798	(3)	9.8%

Dimensional Fund Advisors LP Palisades West, Building One 6300 Bee Cave Road Austin, Texas 78746	1,764,038	(4)	8.0%

BlackRock, Inc. 40 East 52nd Street New York, New York 10022	1,616,708	(5)	7.4%

Ameriprise Financial, Inc. 145 Ameriprise Financial Center Minneapolis, Minnesota 55474	1,290,799	(6)	5.9%

Royce & Associates, LLC 745 Fifth Avenue New York, New York 10151	1,124,134	(7)	5.1%

(1)	This information is as of February 5, 2012 and is based solely on a Schedule 13G/A filed jointly by Fidelity National Financial, Inc. and Fred Merger Sub Inc. on February 8, 2012. As reported in such filing, Fidelity National Financial, Inc. and Fred Merger Sub Inc. have shared voting power and shared dispositive power with respect to 2,241,400 shares and sole voting power and sole dispositive power with respect to 2,079,542 shares. As a result of the Tender and Support Agreement, dated as of February 5, 2012, between Fidelity National Financial, Inc., Fred Merger Sub Inc., Crescendo Partners II, L.P., Series Z, Crescendo Partners III, L.P., Arnaud Ajdler and Gregory Monahan (collectively, the “Crescendo Partners”), shared voting power with respect to shares of common stock beneficially owned by such stockholders may be deemed to have been acquired by Fidelity National Financial, Inc. and Fred Merger Sub Inc. through execution of the Tender and Support Agreement. Accordingly, the shares reported by Fidelity National Financial, Inc. and Fred Merger Sub Inc. include those shares separately reported by Crescendo Partners.
(2)

This information is as of December 31, 2011, and is based solely on a Schedule 13G/A filed by FMR, LLC on February 14, 2012, reporting sole power to vote or direct the vote of 957 shares and the sole power to dispose or to direct the disposition of 2,580,557 shares. As reported in such filing, Fidelity Management & Research Company (“Fidelity”), a wholly-owned subsidiary of FMR, LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 2,579,600 shares or 11.74% of the company’s common stock as a result of acting as investment adviser to various

4

investment companies. The ownership of one investment company, Fidelity Growth Fund, amounted to 1,649,292 shares or 7.51% of the company’s common stock outstanding. Edward C. Johnson 3d and FMR, LLC, through its control of Fidelity and the funds, each has sole dispositive power with respect to 2,579,600 shares owned by the funds. Neither FMR, LLC nor Edward C. Johnson 3d has the sole power to vote or direct the voting of the shares owned directly by the funds, which power resides with the funds’ Boards of Trustees. Pyramis Global Advisors Trust Company, an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 957 shares of the company’s common stock outstanding as a result of serving as investment manager of institutional accounts owning such shares.
(3)	This information is as of February 5, 2012, and is based solely on a Schedule 13D/A filed jointly by Crescendo Partners II, L.P., Series Z; Crescendo Investments II, LLC; Crescendo Partners III, L.P.; Crescendo Investments III, LLC; Eric Rosenfeld; Arnaud Ajdler; and Gregory Monahan on February 10, 2012. As reported in such filing, Eric Rosenfeld has sole voting power and sole dispositive power with respect to 2,155,798 shares.
(4)	This information is as of December 31, 2011, and is based solely on a Schedule 13G/A filed by Dimensional Fund Advisors LP on February 14, 2012. As reported in such filing, Dimensional Fund Advisors LP has sole voting power with respect to 1,724,897 shares and sole dispositive power with respect to 1,764,038 shares.
(5)	This information is as of December 31, 2011, and is based solely on a Schedule 13G/A filed by BlackRock, Inc. on February 10, 2012. As reported in such filing, BlackRock, Inc. has sole voting power and sole dispositive power with respect to 1,616,708 shares.
(6)	This information is as of December 31, 2011 and is based solely on a Schedule 13G filed jointly by Ameriprise Financial, Inc. (“AFI”) and Columbia Management Investment Advisers, LLC (“CMIA”) on February 14, 2012. As reported in such filing, Ameriprise Financial, Inc. has shared voting power and shared dispositive power with respect to 756,017 shares and 1,290,799 shares, respectively. AFI, as the parent company of CMIA, may be deemed to beneficially own the share reported by CMIA. Accordingly, the shares reported by AFI include those shares separately reported by CMIA.
(7)	This information is as of December 31, 2011, and is based solely on a Schedule 13G filed by Royce & Associates, LLC on January 19, 2012. As reported in such filing, Royce & Associates, LLC has sole voting power and sole dispositive power with respect to 1,124,134 shares.

5

The following table contains, as of February 20, 2012, certain information concerning: (i) the current directors of the Company (ii) our Named Executive Officers, as set forth below under Compensation Discussion and Analysis; and (iii) the current directors and executive officers as a group.

Name	Age	Director Since	Position	Shares of Common Stock Beneficially Owned on February 20, 2012(1)	Percent of Class
Philip J. Hickey, Jr.	57	2009	Director, Chairman of the Board	117,227	*
Arnaud Ajdler(2)	36	2008	Director	48,626	*
William F. Andrews(3)	80	2004	Director	55,047	*
Douglas Benham(3)	55	2008	Director	75,226	*
Gregory Monahan(4)	38	2008	Director	36,976	*
Dale W. Polley(3)	62	2001	Director	64,922	*
Richard Reiss, Jr.(2)	67	1983	Director	152,422	*
H. Steve Tidwell(2)	69	1988	Director	113,472	*
Robert J. Walker(4)	71	2000	Director	97,422	*
Shirley A. Zeitlin(4)	77	1996	Director	74,672	*
David W. Head	55	2010	Director, President and Chief Executive Officer	40,000	*
R. Jeffrey Williams	45	—	Chief Financial Officer and Treasurer Principal Accounting Officer and Assistant Secretary	52,185	*
Marc A. Buehler	42	—	Concept President — O’Charley’s	—	*
John R. Grady	59	—	Concept President — Ninety Nine Restaurants	191,321	*
Alfred L. Thimm, Jr.	52	—	Concept President — Stoney River Legendary Steaks	—	*
Wilson L. Craft	58	—	Former Concept President — O’Charley’s	—	*
All current directors and executive officers as a group (19 persons)				1,325,092	5.9%

*	less than one percent

(1)	Includes the following shares that the named individuals are entitled to acquire within 60 days of the date hereof upon the exercise of options: John R. Grady — 149,000 shares; Dale W. Polley — 5,000 shares; Richard Reiss, Jr. — 10,000 shares; H. Steve Tidwell — 10,000 shares; Robert J. Walker — 10,000 shares; Shirley A. Zeitlin — 10,000 shares; and all current directors and executive officers as a group (19 persons) — 370,260 shares. The shares described in this note are deemed to be outstanding for the purpose of computing the percentage of outstanding common stock owned by such persons individually and by the group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2)	Member of the Compensation and Human Resources Committee.

(3)	Member of the Audit Committee.

(4)	Member of the Nominating and Corporate Governance Committee.

6

CURRENT DIRECTORS

The following is a brief summary of the business experience, skills and qualifications of each of the current directors of the Company.

Philip J. Hickey, Jr. has served as the Chairman of our Board of Directors since June 2009. Mr. Hickey has also served as the chief executive officer of Park Row Ventures, an investment and consulting firm, since October 2007. Prior to October 2007, Mr. Hickey served as the chairman of the board of directors of RARE Hospitality International, Inc., a restaurant company, from January 2001 to October 2007 and its chief executive officer from July 1998 until October 2007. Mr. Hickey also served as a director of Radiant Systems, Inc., a provider of technology solutions for managing site operations in the hospitality and retail industries, before the company was sold in August 2011.

Mr. Hickey has extensive experience in the restaurant industry and possesses a sophisticated understanding of the industry’s financial and operational aspects. Under Mr. Hickey’s leadership, RARE Hospitality grew from 108 to 319 restaurants and to over $1 billion in annual revenue. Prior to his experience with Rare Hospitality, Mr. Hickey served as president and chief operating officer of Innovative Restaurant Concepts, Inc. and Rio Bravo International, Inc., operators and franchisors of casual dining restaurants that were acquired by Applebee’s International, Inc. in March 1995. Mr. Hickey’s extensive public company experience and experience and success within our industry demonstrate not only the range of Mr. Hickey’s knowledge, but also exemplify the qualities we believe qualify him as chairman of our Board.

Arnaud Ajdler has been a managing director of Crescendo Partners since December 2005. Mr. Ajdler has also served as a director of Destination Maternity Corporation, a designer and retailer of maternity apparel, since March 2008 and as Chairman of the Board since February 2011. Since its inception in June 2006, Mr. Ajdler has served as a member of the board of directors and the secretary of Rhapsody Acquisition Corp., an OTC Bulletin Board-listed blank check company formed to effect a business combination with an operating business. From June 2004 until June 2006 Mr. Ajdler also served as the chief financial officer, a director and the secretary of Arpeggio Acquisition Corporation, which completed a business combination with Hill International, Inc. in June 2006. Mr. Ajdler also serves as a director, chairman of the corporate governance and nominating committee, and member of the audit committee of Charming Shoppes, Inc., a multi-brand specialty apparel retailer.

Mr. Ajdler brings to the Board a strong business and financial background, as well as perspective from his service on other public Company boards of directors. In particular, Mr. Ajdler’s experience in the retail industry with Destination Maternity Corporation and Charming Shoppes, Inc., provides him with sophisticated perspectives regarding brand marketing and consumer discretionary spending habits, which are directly relevant to our business and value-oriented marketing strategy. In addition to his business and financial experience, Mr. Ajdler also brings to the Board the perspective of a major Company shareholder.

William F. Andrews has served as chairman of the executive committee of Corrections Corporation of America, an owner and operator of privatized correctional and detention facilities, since July 2008, after having served as its chairman of the Board since August 2000. Mr. Andrews has been a principal of Kohlberg & Company, a private equity firm specializing in middle market investing, since 1995. He is currently the chairman of the board of directors of Katy Industries, Inc., a manufacturer and distributor of consumer and commercial products. Mr. Andrews also currently serves as a director of Black Box Corporation, a publicly-traded provider of information technology infrastructure solutions, and Trex Company, Inc., a publicly-traded producer of decking and railing products.

Mr. Andrews is a respected business leader with a diverse business background, bringing to the Board multiple perspectives, including those of an investor and an executive. For 15 years, he has been a principal in the private equity firm Kohlberg & Company, which experience lends him, and consequently our Board, a deep knowledge of how investors analyze and value business enterprises. Additionally, Mr. Andrew’s service as a

7

chief executive officer of another publicly-traded company and in leadership roles on other public company boards has resulted in valuable experience in the processes and policies needed to effectively govern a publicly-traded enterprise.

Douglas Benham is the president and chief executive officer of DNB Advisors, LLC, a restaurant industry consulting firm. Mr. Benham served as president and chief executive officer of Arby’s Restaurant Group, a quick service restaurant Company, from January 2004 until April 2006. From August 2003 until January 2004, Mr. Benham was president and chief executive officer of DNB Advisors, LLC. From January 1989 until August 2003, Mr. Benham served on the board of directors, as well as chief financial officer, of RTM Restaurant Group, Inc., an Arby’s franchisee. Since August 2009, Mr. Benham has served as a director of Sonic Corp., a publicly-traded company which has over 3,500 drive-in restaurants. Mr. Benham also serves as a director and member of the audit committee of Global Income Trust, Inc., a real estate investment trust.

With more than 20 years’ experience in the restaurant industry, Mr. Benham offers the Board valuable knowledge in restaurant operations and management. This understanding of the restaurant industry allows Mr. Benham a variety of viewpoints and perspectives critical to productive board deliberations.

David W. Head has served as Chief Executive Officer, President and member of our Board of Directors since September 2010. Prior to joining O’Charley’s and since 2006, Mr. Head served as chairman, president and chief executive officer of Captain D’s Seafood Kitchen, an operator and franchisor of over 550 quick-service seafood restaurants. From 2003 to 2006, Mr. Head served as president, Chief Executive Officer and a director of Romacorp, Inc., which operates and franchises over 250 Tony Roma’s casual dining locations throughout the United States and in over 30 countries. In November 2005, Romacorp, Inc., as part of its general turnaround strategy, filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. In April 2006, Romacorp emerged from bankruptcy protection and has since expanded its international and domestic franchising program. Additionally, Mr. Head successfully led franchised start-up restaurants in the Applebee’s International and Red Robin bar and grill systems.

Mr. Head is a proven leader with a broad skill set, deep operational experience in the restaurant industry, and an impressive track record refining and repositioning restaurant brands. As Chief Executive Officer, he brings management’s perspective to the Board.

Gregory Monahan has been a managing director of Crescendo Partners since December 2008, after serving as a senior vice president (from December 2007 to December 2008), vice president (from December 2005 to December 2007) and an investment analyst (from May 2005 to December 2005) of Crescendo Partners. Mr. Monahan founded Bind Network Solutions in March 1998 and served with that company until November 2002. Mr. Monahan also previously worked as assistant to the chairman of the board and board observer of Computer Horizons Corp. Mr. Monahan also currently serves as a director of Cott Corporation, a non-alcoholic beverage retailer. Mr. Monahan formerly served as a director of Bridgewater Systems, a mobile personalization company, until August 2011.

Mr. Monahan brings to the Board a wide array of financial knowledge and business acumen. His background as an investment analyst allows him to view the Company from the perspective of an existing or potential institutional shareholder. In addition to his business and financial experience, Mr. Monahan also brings to the Board the perspective of a major company shareholder.

Dale W. Polley is currently retired. Mr. Polley was a founder in February 2000 of Pinnacle Financial Partners, a bank holding Company, and served as a member of its board of directors until August 2011. Mr. Polley also serves on the board of directors of Healthstream, Inc., a provider of healthcare education products and services and as a director and chairman of the risk committee of CapStar Bank, a Tennessee banking corporation. Mr. Polley served as a director for the Federal Reserve Bank of Atlanta, Nashville Branch from January 1995 to December 2001. Mr. Polley served as president and vice chairman of First American Corporation, a bank holding company, from 1991 to 2000.

8

Drawing from his financial and accounting background, Mr. Polley Chairs the Company’s Audit Committee and is the Company’s Audit Committee financial expert. Mr. Polley has served as president of another public company. This service, combined with his leadership and management experience in other capacities, his service on other public company boards and his reputation in the Nashville business community and beyond, make him a valued contributor to the Board.

Richard Reiss, Jr. is the chairman of Georgica Advisors, LLC, a private investment management firm. Mr. Reiss is also a director of The Lazard Funds, Inc.

As an experienced and sophisticated investor in companies in a variety of industries, including investments in other restaurant companies, Mr. Reiss brings to the Board a diverse understanding of different industries. With more than 25 years of service on the Company’s Board, Mr. Reiss has cultivated a deep understanding of the Company and its operations strategy.

H. Steve Tidwell has served as chairman of SPFS, Inc., which operates 18 unaffiliated restaurants in three southern states, since January 2000 and served as president of SPFS, Inc. from February 1991 to January 2000. From January 1987 to February 1991, Mr. Tidwell served as secretary and treasurer of SPFS, Inc. Mr. Tidwell served as vice president of real estate and construction at Shoney’s, Inc. from December 1978 to January 1987.

Mr. Tidwell has over 30 years of experience in the restaurant industry, which provides him a broad understanding of our strategic priorities. This background, coupled with over 20 years of service on the Company’s Board, including his valuable guidance to the Board on compensation-related matters as Chair of the Compensation and Human Resources Committee has given Mr. Tidwell an institutional knowledge of the Company and the industry in which it operates and competes.

Robert J. Walker, an attorney for over 40 years, has been a partner in Walker, Tipps & Malone, a law firm, since January 2000.

Mr. Walker’s 40 years of legal experience give him a strong background in the realm of corporate governance and more generally business negotiations. The Board values his insight and leadership skills as well as the knowledge of the restaurant industry that he has developed during his tenure with the Company as a director. The Company believes these skills serve him well in his role as Chair of the Nominating and Corporate Governance Committee.

Shirley A. Zeitlin serves as chief executive officer of Zeitlin & Co. Realtors, a real estate brokerage firm. Ms. Zeitlin has served as president and a member of the board of the Tennessee Association of Realtors and the Nashville Board of Realtors. She has also served as a member of the board of the Federal Reserve Bank of Nashville, where she served as chairman in 1991. Ms. Zeitlin serves as an advisory board director of Regions Bank as well as a director for numerous civic and charitable organizations.

Ms. Zeitlin brings a unique background to the Board with regard to her experience in real estate and as an owner and operator of a diverse business enterprise. Her knowledge of and contacts within the real estate industry are directly applicable to our Company, which leases or owns sites in multiple markets. The Board values her experience as a female entrepreneur who is well-connected and respected in the Company’s hometown of Nashville, Tennessee.

9

EXECUTIVE OFFICERS

The following is a brief summary of the business experience of each of our executive officers who are not listed above as directors:

R. Jeffrey Williams has served as Chief Financial Officer and Treasurer since August 2011 after serving as Interim Chief Financial Officer since December 2010. Mr. Williams has served as Chief Accounting Officer since February 2006 and as Corporate Controller from February 2003 to November 2011. In addition, Mr. Williams served as Controller for the O’Charley’s Concept from July 2001 to February 2003. Prior to joining O’Charley’s, Mr. Williams served as Controller of The Krystal Company from 2000 to 2001. Mr. Williams holds a Master of Business Administration from Vanderbilt University’s Owen Graduate School of Management and is a certified public accountant.

Marc A. Buehler has served as Concept President–O’Charley’s since September 2011. Prior to joining O’Charley’s, Mr. Buehler was President, CEO and a director of Kona Grill, Inc., which operates upscale casual restaurants, since 2009. Mr. Buehler also served as CEO of LS Management, Inc., the operator of two restaurant concepts, Lone Star Steakhouse & Saloon and Texas Land & Cattle Steak House with a total of nearly 200 locations from July 2007 to May 2009. In addition, from 2002 to 2007, Mr. Buehler was with Romacorp Inc., which operated or franchised over 200 Tony Roma’s casual dining locations, joining the company as Vice President of Marketing and rising to President, CEO and a Director. In November 2005, Romacorp, Inc. filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code.

John R. Grady has served as Concept President–Ninety Nine Restaurants since April 2004. Mr. Grady joined Ninety Nine Restaurants in March 1975. Prior to being named President of Ninety Nine Restaurants in 2004, Mr. Grady was Executive Vice President and has also served in various capacities in the Operations, Training and Real Estate Departments for Ninety Nine Restaurants over the years.

Alfred L. Thimm, Jr. has served as Concept President–Stoney River Legendary Steaks since February 2011. Prior to being named President, Mr. Thimm served as the President and COO of Al Copeland Investments, Restaurant Division, a privately owned multi-concept restaurant company and franchise group, from May 2007 to July 2010. Prior to that, Mr. Thimm served as President and CEO of The Palm restaurants which owns and operates a chain of fine-dining steakhouses, from September 1990 to June 2006.

Colin M. Daly, Esq. has served as Secretary since March 2009 and General Counsel since February 2008. Prior to being named General Counsel, Mr. Daly served as the company’s Senior Corporate Counsel from April 2006 to January 2008. Prior to joining O’Charley’s, Mr. Daly served as an Assistant General Counsel for ARAMARK Corporation, a diversified management services company, from 2003 to 2006. Prior to ARAMARK, Mr. Daly practiced law with law firms in Nashville, Tennessee and Philadelphia, Pennsylvania.

Lawrence D. Taylor has served as Chief Supply Chain Officer since May 2006. Prior to joining O’Charley’s, he was the Chief Procurement Officer for Carlson Companies, Inc., a global travel, hospitality, restaurant and marketing company, from 2003 to 2006. Mr. Taylor was Vice President, Supply Chain Management for Carlson Restaurants from 2001 to 2003. Mr. Taylor’s earlier experience included senior procurement and supply chain management positions with Taco Bell Corporation, Burger King, Inc., and Perseco. Mr. Taylor was also an owner-operator of a franchised McDonald’s restaurant.

Robert F. Luz has served as Chief Human Resources Officer since August 2011. Mr. Luz previously served as Vice President of Human Resources since October 2007. Mr. Luz joined Ninety Nine Restaurants in 1999. Prior to being named Vice President of Human Resources, Mr. Luz served as the company’s Executive Vice President of Human Resources and Training for Ninety Nine Restaurants. Prior to joining Ninety Nine, Mr. Luz was Executive Director of Human Resources for Applebee’s International, Inc., a casual-dining restaurant company, from 1993 to 1999. Mr. Luz served as Vice President of Human Resources for Back Bay Restaurant

10

Group, a casual-dining restaurant company, from 1991 to 1993. Mr. Luz served as Vice President of Operations from 1986 to 1991 for Hotel and Restaurant Personnel of America, a national executive recruitment firm specializing in senior hospitality management positions.

Leon de Wet has served as Chief Information Officer since September 2006. Prior to joining O’Charley’s he was with Brinker International, a casual-dining restaurant company, from 1992 to 2006 and served as the Vice President, Business Intelligence and Strategic Systems, from 2002 to 2006. His previous roles at Brinker International include Senior Member of Technical Staff, Director of Store Systems and Development Manager. Mr. De Wet’s earlier experiences include management and analyst roles in charge of retail systems at various companies including Michael’s Stores Inc.

11

CORPORATE GOVERNANCE

Corporate Governance Guidelines

The Company’s Board of Directors has approved a set of Corporate Governance Guidelines recommended by the Company’s Nominating and Corporate Governance Committee. These guidelines address such matters as director qualifications, director nominations, Board composition, director meetings, Board committees and other matters. The Board of Directors believes such guidelines to be appropriate for the Company in its effort to maintain “best practices” as to corporate governance. You may access a copy of the Company’s Corporate Governance Guidelines on the “Investor Relations” section of the Company’s website at www.ocharleysinc.com.

Director Independence

The Board has determined that each of the following directors is an “independent director” within the meaning of Marketplace Rule 5605(a)(2) of NASDAQ:

Arnaud Ajdler	Philip J. Hickey, Jr.	H. Steve Tidwell
William F. Andrews	Gregory Monahan	Robert J. Walker
Douglas Benham	Dale W. Polley	Shirley A. Zeitlin
Richard Reiss, Jr.

During 2011, the independent directors met in executive session at which only independent directors were present following each of the regular quarterly meetings of the Board.

Leadership Structure and Risk Oversight

The Company separates the positions of chief executive officer and chairman of the Board of Directors, consistent with our view of corporate governance. The Board of Directors has appointed Philip J. Hickey, Jr., to serve as its non-executive chairman. At the time of Mr. Hickey’s appointment, the Board determined that the position of lead independent director was no longer necessary, because Mr. Hickey brings an independent view to the chairman position, while the input and viewpoint from management’s perspective that is critical to Board deliberations can be articulated by Mr. Head, who serves as a director. Also, in 2009, the Board disbanded the executive committee and instituted telephonic meetings among all available directors held in each of the nine four-week accounting periods in which an in-person Board meeting is not held. The Board of Directors believes that this Board leadership structure is appropriate for the Company at this time.

It is management’s responsibility to manage risk and bring to the Board of Directors’ attention the material risks to the Company. Our Board of Directors regularly reviews various areas of significant risk to the Company, and advises and directs management on the scope and implementation of policies, strategic initiatives and other actions designed to mitigate various types of risks. Specific examples of risks primarily overseen by the full Board of Directors include competition risks, casual dining industry risks, macro-economic risks, liquidity risks, business operations risks and risks related to strategic Company initiatives. Our Audit Committee regularly reviews with management and the independent auditors significant financial risk exposures and the processes management has implemented to monitor, control and report such exposures. Specific examples of risks primarily overseen by the Audit Committee include accounting, financial and auditing risks; risks related to the preparation of our financial statements; risks related to our disclosure controls and procedures, as well as internal controls and procedures required by the Sarbanes-Oxley Act of 2002; matters reported to the Audit Committee through our internal audit department and through anonymous reporting procedures; risks posed by significant litigation matters; and compliance with applicable laws and regulations. Our Nominating and Corporate Governance Committee evaluates proposed affiliate transactions for compliance with applicable guidelines and reviews compliance with applicable laws and regulations related to corporate governance. Our Compensation and Human Resources Committee reviews and evaluates potential risks related to new executive hires and risks related to the design of our employee compensation programs.

12

Director Candidates

The Company’s Corporate Governance Guidelines contain membership criteria that apply to nominees for a position on the Company’s Board of Directors. The Company’s Board of Directors has created a Nominating and Corporate Governance Committee whose responsibilities include assisting the Board of Directors in identifying qualified individuals to become Board members, determining the composition of the Board of Directors and its committees, monitoring a process to assess Board effectiveness and developing and implementing the Company’s Corporate Governance Guidelines. The responsibility of the Nominating and Corporate Governance Committee is to recommend nominees who would be the most effective, in conjunction with the other members of the Board, in collectively serving the long-term interests of our shareholders. The Nominating and Corporate Governance Committee has not adopted any specific minimum qualifications that must be met by a nominee or any specific experience, qualifications, attributes or skills that are necessary for one or more of the directors to possess. Rather, the Nominating and Corporate Governance Committee may consider all factors it considers appropriate in its assessment of candidates for Board membership, which may include:

•

ensuring that the Board of Directors, as a whole, consists of individuals with various and relevant career experience, relevant technical skills, business knowledge and experience, financial expertise (including expertise that could qualify a director as an “audit committee financial expert,” as that term is defined by the rules of the Commission), and local and community ties;

•

individual qualifications, including strength of character, mature judgment, time availability, familiarity with the Company’s business and industry, independence of thought and an ability to work collegially; and

•	the extent to which the candidate would fill a need on the Board of Directors.

The Nominating and Corporate Governance Committee believes that in selecting director nominees, the Board should seek to build a diverse group of directors with respect to business and personal backgrounds, skills and points of view. We believe that this aspiration is reflected in our current Board, whose members include major Company shareholders, national restaurant industry leaders, local entrepreneurs, sophisticated professionals from the private investment community and members with financial and legal backgrounds. Although neither the Nominating and Corporate Governance Committee nor the Board of Directors has a formal policy with respect to director nominations that defines “diversity,” our Corporate Governance Guidelines make clear that many factors are taken into account in director nominations. These include considerations such as standing in the local community, diversity of life experience and specialized skills. Though we seek candidates with diverse backgrounds and points of view, traits such as character, mature judgment, availability of time to serve O’Charley’s Inc. and a commitment to work collaboratively are common attributes that we look for in all candidates for our Board of Directors.

Directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively, and should be committed to serve on the Board of Directors for an extended period of time.

Process for Identifying Candidates

The Nominating and Corporate Governance Committee has no specifically defined process for identifying and evaluating nominees, but seeks to identify potential candidates for membership on the Company’s Board of Directors through conversations with members of the Board of Directors, senior management and other constituencies. The Nominating and Corporate Governance Committee is also responsible for reviewing the particular and specific experience, qualifications, attributes and skills, in addition to the performance of incumbent directors, to determine whether to recommend them to the Board of Directors as nominees for re-election. Following assessment of the candidates’ qualifications and suitability, the Nominating and Corporate Governance Committee recommends each of the nominees to the Board of Directors to be presented for shareholder approval at the annual meeting. Messrs. Ajdler, Monahan and Benham were initially appointed to the Board of Directors pursuant to a Settlement Agreement with Crescendo Partners in March 2008. Mr. Hickey was

13

initially appointed to the Board of Directors in January 2009 pursuant to a Second Settlement Agreement between the Company and Crescendo Partners.

The Nominating and Corporate Governance Committee also considers nominees proposed by the Company’s shareholders in accordance with the provisions contained in the Company’s bylaws. Nominations made by shareholders must be made by written notice setting forth the information required by the Company’s bylaws received by the secretary of the Company at least 120 days in advance of the anniversary date of the proxy statement for the previous year’s annual meeting for an election of directors at an annual meeting, or within ten days of the date on which notice of a special meeting for the election of directors is first given to shareholders for an election of directors at a special meeting. Shareholders may propose nominees for consideration by the Nominating and Corporate Governance Committee by submitting the names and supporting information to: Secretary, O’Charley’s Inc., 3038 Sidco Drive, Nashville, Tennessee 37204.

Code of Conduct and Business Ethics Policy

The Company has a Code of Conduct and Business Ethics Policy (the “Code of Conduct”) that applies to all of the Company’s employees, officers and directors. The purpose of the Code of Conduct is to, among other things, provide written standards that are reasonably designed to deter wrongdoing and to promote honest and ethical conduct; to ensure full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with the Commission and other public communications by the Company; to ensure compliance with applicable governmental laws, rules and regulations; to facilitate prompt internal reporting of violations of the Code of Conduct; and to ensure accountability for adherence to the Code of Conduct.

Under the Sarbanes-Oxley Act of 2002 and the Commission’s related rules, the Company is required to disclose whether it has adopted a code of ethics that applies to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The Company’s chief executive officer and senior financial officers are bound by the Company’s Code of Conduct, which contains provisions consistent with the Commission’s description of a code of ethics. Each of these officers is required to read and certify that he or she has read, understands and has complied with the Code of Conduct. The Company’s chief compliance officer reports quarterly to the Audit Committee as to whether there were any violations of or waivers granted under the Code of Conduct in respect of any of these officers.

A current version of the Company’s Code of Conduct can be obtained from the “Investor Relations” section of the Company’s website at www.ocharleysinc.com. The Company intends to disclose any legally required amendments to, or waivers from, the Code of Conduct with respect to its directors and officers in accordance with the rules and regulations of the Commission and NASDAQ. Any such disclosure will be made in the “Investor Relations” section of the Company’s website at www.ocharleysinc.com.

Communications with Members of the Board

The Company’s Board of Directors has established procedures for the Company’s shareholders to communicate with members of the Board of Directors. Shareholders may communicate with any of the Company’s directors by writing to them c/o O’Charley’s Inc., 3038 Sidco Drive, Nashville, Tennessee 37204. Shareholders may also communicate with our directors by sending an email to boardofdirectors@ocharleys.com. Shareholders may also communicate with the chair of any Board committee by sending an email to auditchair@ocharleys.com (audit committee), nomgovchair@ocharleys.com (Nominating and Corporate Governance Committee) or compchair@ocharleys.com (compensation and human resources committee), or with our independent directors as a group by sending an email to outsidedirectors@ocharleys.com.

Board Member Attendance at Annual Meeting

Pursuant to the Company’s Corporate Governance Guidelines, each member of the Board of Directors should seek to attend the annual meeting of shareholders. All of the Company’s current directors attended the 2011 annual meeting of shareholders.

14

Director Stock Ownership Policy

The Company’s Board of Directors has adopted a policy that each director who has served on the Board of Directors for three years or more should own at least 12,750 shares of the Company’s common stock. Under the terms of the policy, the Board may from time to time evaluate whether exceptions should be made based on the personal circumstances of any director. As of the date hereof, all directors have satisfied the requirements of the policy.

Board Meetings

The Board of Directors held fourteen meetings during the fiscal year ended December 25, 2011. Each of the incumbent directors then in office attended more than 75% of the aggregate number of meetings of the Board of Directors and each committee on which he or she served during the fiscal year ended December 25, 2011.

Board Committees

The Board of Directors has standing Audit, Compensation and Human Resources, and Nominating and Corporate Governance Committees. The membership and functions of the committees are as follows:

Audit Committee — The Company has a separately-designated standing audit committee established in accordance with applicable rules of the Securities Exchange Act of 1934. Members of the Audit Committee are Messrs. Andrews, Polley and Benham, each of whom is “independent,” as defined by the applicable rules of the Commission and NASDAQ listing standards. The Audit Committee operates pursuant to the terms of a written charter adopted by the Board of Directors, a copy of which is available on the “Investor Relations” section of the Company’s website at www.ocharleysinc.com. The Audit Committee Charter requires that the Audit Committee have at least one member who has accounting or related financial management experience or background sufficient to be an “audit committee financial expert” as defined by the Commission. The Board of Directors has determined that each of Messrs. Benham and Polley is an “audit committee financial expert.”

The Audit Committee ensures that the financial affairs of the Company are subject to proper, effective and continuing independent audits and control procedures. The Audit Committee also approves the selection, evaluation and compensation of the Company’s independent auditor, confers independently with the Company’s independent auditor, serves as a liaison between the Board of Directors and the Company’s independent auditor, and reviews various corporate policies, including those relating to accounting and internal control matters.

Pursuant to the Audit Committee charter, Company management, internal auditors, the independent auditor, outside counsel and other consultants or advisors may attend each meeting or portions thereof as required by the audit committee. The Audit Committee held six meetings during fiscal 2011.

Compensation and Human Resources Committee — This committee evaluates the performance of the Company’s officers, reviews and approves compensation for officers, establishes bonuses for the Company’s management, administers the Company’s stock incentive plans and reviews significant human resources processes for the Company to ensure the overall personnel needs of the Company are being met. The Compensation and Human Resources Committee operates pursuant to the terms of a written charter adopted by the Board of Directors, a copy of which is available on the “Investor Relations” section of the Company’s website at www.ocharleysinc.com. Current members of the Compensation and Human Resources Committee are Messrs. Ajdler, Reiss and Tidwell, each of whom is “independent” as defined by NASDAQ listing standards. During fiscal 2011, the committee engaged Pearl Meyer as a consultant for executive compensation, as discussed in the Compensation Discussion and Analysis, below. The Compensation and Human Resources Committee held eight meetings during fiscal 2011.

Nominating and Corporate Governance Committee — This committee assists the Board of Directors in identifying qualified individuals to become Board members, in determining the composition of the Board of

15

Directors and its committees, in monitoring a process to assess Board effectiveness and in developing and implementing the Company’s Corporate Governance Guidelines. The Nominating and Corporate Governance Committee is also responsible for developing and recommending to the Board of Directors a self-evaluation process for the Board and its committees and overseeing the self-evaluation process. The Nominating and Corporate Governance Committee operates pursuant to the terms of a written charter adopted by the Board of Directors, a copy of which is available on the “Investor Relations” section of the Company’s website at www.ocharleysinc.com. Members of the Nominating and Corporate Governance Committee are Messrs. Monahan and Walker, and Ms. Zeitlin, each of whom is “independent” as defined by NASDAQ listing standards. The Nominating and Corporate Governance Committee held four meetings during fiscal 2011.

16

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section discusses the objectives and elements of our executive compensation programs and the compensation awarded to our Named Executive Officers in 2011. It should be read in conjunction with the Summary Compensation Table and the related tables and narratives that follow in this Information Statement. The following individuals were our Named Executive Officers for fiscal 2011 who continue to serve the Company:

•	David W. Head, our President and Chief Executive Officer;

•	R. Jeffrey Williams, our Chief Financial Officer and Treasurer;

•	Marc A. Buehler, our O’Charley’s Concept President;

•	John R. Grady, our Ninety Nine Restaurants Concept President; and

•	Alfred L. Thimm, Jr., our Stoney River Legendary Steaks Concept President.

The following individual was a Named Executive Officer for fiscal 2011, but is no longer with the Company:

•	Wilson Craft, our former O’Charley’s Concept President.

Overview of the Executive Compensation Program

We design our executive compensation policies to motivate members of senior management to execute our strategic plan and to boost Company profitability, creating long-term value for our shareholders. The key objectives of our executive compensation philosophy are as follows:

•

To provide performance-based compensation that places a significant portion of our executives’ compensation at risk if financial goals are not reached. This means that our Named Executive Officers will forgo bonus and equity incentive opportunities when pre-established performance goals fail to be achieved.

•	To link our executive officers’ interests with the goal of creating long-term value for our shareholders through grants of equity-based long-term incentive compensation.

•

To provide competitive base salaries, which will compensate our Named Executive Officers for the day-to-day demands and responsibilities placed on them and which serve to attract and retain highly competent individuals.

Our executive compensation policies are designed to balance the goals of motivating and holding accountable our management team with performance-based compensation and promoting retention of our management team. Challenging economic conditions in the past several years have impacted the casual dining industry. We believe that implementing our turnaround strategy in this environment is a multi-step process. Our turnaround strategy has focused on four key areas:

•	Lead and win with food – this entails developing great tasting, high quality, margin friendly food that customers will want and see as a great value.

•

Operate great restaurants – this entails raising the bar on our restaurant level performance, hiring and retaining the best people, and strengthening our foundational approach to our guest interaction to insure quality, consistency and memorable guest experiences.

•

Drive guests experience through effective brand messaging – this entails changes to our branding message from a pure value message to a brand value message that allows our guest to see a combination of quality and value in everything we do.

•	Improve our brand face – this entails making investments in our restaurants to improve the atmosphere in such a way that our guests appreciate it and will want to return more often.

17

Each of the pieces of this four-pronged strategy are necessary to support the successful turnaround of our business and improve upon our financial results in light of the continuing challenges faced by the Company from the macroeconomic environment as well as our competitors. Our compensation programs include performance and equity-based components intended to motivate our executives to achieve these goals.

Our Fiscal 2011 Compensation Decisions

Our Compensation and Human Resources Committee oversees our executive compensation programs, including those for our Named Executive Officers. Generally, the Compensation and Human Resources Committee reviews the Chief Executive Officer’s compensation annually. The Chief Executive Officer makes annual recommendations to the Committee regarding the pay levels of the other Named Executive Officers, which Committee members review and discuss.

When initially setting the compensation of our Named Executive Officers for fiscal 2011, our Compensation and Human Resources Committee did not engage a compensation consultant. In the past, our Compensation and Human Resources Committee has engaged a compensation consultant to provide advice and market data with respect to our executive compensation matters. In particular, our Compensation and Human Resources Committee has relied on competitive peer group and published compensation survey information compiled and analyzed by a compensation consultant to review and assess our executive compensation program. The Committee has previously used these consultants periodically to gain perspective on market trends in executive compensation and evaluate relative performance, but without any formulaic benchmarking. The Compensation and Human Resources Committee considered this information on market practices along with factors such as internal equity, individual performance, promotion potential and retention risk in determining total direct compensation for our Named Executive Officers.

During the Compensation and Human Resources Committee’s review of 2011 compensation decisions in early 2011, it determined that the Company’s peer group, as constructed in 2009 with the assistance of a compensation consultant, was outdated. As a result, the Compensation and Human Resources Committee did not utilize its then existing peer group in setting fiscal 2011 compensation. Recognizing a need to gain perspective on market trends and evaluate the relative performance of our executive officers, the committee engaged Pearl Meyer & Partners (“Pearl Meyer”) in September 2011 to provide guidance in setting the salary for Mr. Head for the remainder of fiscal 2011 and for fiscal 2012, in addition to providing guidance for the compensation of all Named Executive Officers for fiscal 2012. As part of this engagement, Pearl Meyer assisted the Committee in constructing a revised peer group to be used for future compensation decisions.

The companies comprising the revised peer group are:

BJs Restaurants, Inc. Buffalo Wild Wings, Inc. CEC Entertainment, Inc. Denny’s Corp. Einstein Noah Restaurant Group Inc. Bob Evans Farms, Inc.	McCormick & Schmick’s Seafood Restaurants, Inc. Red Robin Gourmet Burgers, Inc. Ruby Tuesday, Inc. Ruth’s Hospitality Group, Inc. Texas Roadhouse, Inc.

Several companies that were used in prior year peer group studies were removed from the 2011 peer group due to the selection criteria identified above. Those companies eliminated from the 2011 peer group included: Biglari Holdings Inc., California Pizza Kitchen, Inc., The Cheesecake Factory, Inc., Chipotle Mexican Grill, Inc., Cracker Barrel Old Country Store, Inc., DineEquity, Inc., P.F. Changs China Bistro, Inc., Panera Bread Co., and Papa Johns International, Inc.

“Say-on-Pay” Considerations. On May 18, 2011, at our 2011 Annual Meeting of Shareholders, our Company held a “say-on-pay” vote, which allowed our shareholders to cast an advisory vote for or against our

18

Company’s executive compensation program and philosophies. Approximately 80% of the votes cast on our say-on-pay proposal were voted in favor of the proposal. The Committee believes this affirms our shareholders’ support of our Company’s executive compensation program and philosophies, including our pay-for-performance philosophy, and reflects the recognition by our shareholders that our executive compensation program aligns the interests of our executives with the interests of our shareholders. Because of the shareholder support of our executive compensation program, the Committee did not make significant changes to its executive compensation program and philosophies, and intends to continue to keep a significant portion of executive compensation tied to Company performance, along with providing incentives for executives to deliver long-term value to our shareholders. The Committee will continue to consider the outcome of our Company’s advisory say-on-pay votes when making future compensation decisions for our Named Executive Officers.

Economic Considerations; Economic Environment. The difficult macroeconomic environment continued to impact our senior executives’ compensation in 2011. With the exception of the bonus awarded to Mr. Thimm for performance relating to the Stoney River concept, no performance bonuses were paid to our Named Executive Officers for fiscal 2011. Additionally, our executives forfeited portions of certain performance based restricted stock awards based on 2011 operating results.

Total Direct Compensation; Allocation Among Components. Our compensation process establishes, for each Named Executive Officer, an appropriate level of “total direct compensation” – i.e., the aggregate total of base salary, cash bonus and long-term incentive compensation that we will pay to such executive during the fiscal year if we meet target performance goals. In allocating compensation among these elements, we believe that the compensation paid to our senior-most managers – those with the greatest ability to influence our Company’s performance – should, to a considerable extent, be tied to performance.

For 2011, in light of 2010 performance and additional leadership changes, our Compensation and Human Resources Committee decided to defer a decision on whether to adjust base salaries until mid-year to provide both the committee and Mr. Head better insight into our Named Executive Officers’ and our Company’s performance when considering salary adjustments. Those increases in base salary are listed below under “Base Salaries.”

Cash bonus opportunities for fiscal 2011 were based on percentages of base salary, as discussed in more detail below. No equity grants were awarded to our Named Executive Officers in 2011, other than grants in connection with promotions or new hires, as the grants awarded in 2009 to such individuals were intended to constitute three years of equity grants. For 2011, total target direct compensation of our Named Executive Officers was as follows:

Named Executive Officer(1)	2011 Base Salary(2)	2011 Target Cash Bonus		2011 Long-Term Incentive Compensation(3)	2011 Targeted Total Direct Compensation
David W. Head	$625,000	$625,000		—	$1,250,000
R. Jeffrey Williams	$300,000	$120,000		$229,704	$649,704
Marc A. Buehler	$400,000	$75,000	(4)	$399,540	$874,540
John R. Grady	$367,710	$220,626		—	$588,336
Alfred L. Thimm, Jr.	$275,000	$124,279		$163,660	$562,939
Wilson Craft	$445,000	$311,500		—	$756,500

(1)	Mr. Craft is included in this table as of August 28, 2011, at which point his base salary was $445,000.

(2)	Reflects mid-year salary increases as discussed above.

(3)	The amounts shown in this column represent the grant date fair value of the stock or option awards, as detailed in the 2011 Grants of Plan-Based Awards table. As previously noted, these grants were made in connection with new hires to Messrs. Thimm and Buehler and the promotion of Mr. Williams to Chief Financial Officer and Treasurer.

(4)	Represents sign-on bonus granted in connection with Mr. Buehler joining the Company in September 2011.

19

The differences in the amounts of compensation among our top executives reflect the Company’s belief that its senior executives should be compensated in accordance with their relative experience levels of responsibility within the Company and the demands the Company places on them.

2011 Compensation of David W. Head. When setting compensation for Mr. Head upon his hire during fiscal 2010, the Committee referenced the compensation paid to officers holding the position of chief executive officer at companies within our previously-established peer group as well as Mr. Head’s compensation package at his previous employer. Additionally, the committee reviewed information from the annual Hay Group Chain Restaurant Compensation Association survey regarding base salary, target cash bonus and target stock-based compensation. In light of that market-based data, and following negotiations with Mr. Head regarding his employment, Mr. Head’s base salary for 2010 was established at an annualized amount of $535,000, which the Compensation and Human Resources Committee believed was appropriate in light of Mr. Head’s experience, the compensation levels of our other executive officers, and the compensation data referenced above. As an inducement to Mr. Head to accept our employment offer, Mr. Head was entitled to a cash bonus for fiscal 2010 of $75,000. In connection with his hire Mr. Head was also awarded 40,000 shares of restricted stock and an option to purchase 120,000 shares of our common stock, as described in more detail below under “Long-Term Incentive Compensation.” In light of these awards, for 2011 Mr. Head did not receive additional long-term incentive compensation. Mr. Head did receive a cash bonus opportunity as described below under “Cash Bonuses.” The Compensation and Human Resources Committee deferred review of Mr. Head’s base salary until the anniversary of his hire date in September. The Compensation and Human Resources Committee determined at that time to increase Mr. Head’s annual base salary by $90,000 to $625,000. This decision was made in recognition of (i) improving sales and customer counts at the Stoney River and Ninety Nine concepts, (ii) positioning the O’Charley’s concept for improved results in 2012 and (iii) strong individual performance reviews by the Board of Directors. Furthermore, the Compensation and Human Resources Committee felt Mr. Head had strengthened the Company’s senior management team with the addition of new concept presidents at the O’Charley’s and Stoney River concepts, a new Vice President of Operations for the O’Charley’s concept and the promotion of Mr. Williams to Chief Financial Officer and Treasurer.

Base Salaries. As was the case with Mr. Head, our Compensation and Human Resources Committee did not adjust base salaries for our Named Executive Officers other than our CEO when making compensation decisions at the beginning of fiscal 2011 in order to provide the Committee and Mr. Head better insight for evaluating our Named Executive Officers’ and the Company’s performance. An exception to this was a $3,800 increase in annual base salary to Mr. Williams in February 2011 which was made at the same time as other ordinary course salary increases were made to officers that do not report directly to our Chief Executive Officer (at the time Mr. Williams had not yet been promoted to Chief Financial Officer). Mr. Williams received an additional $5,000 per month in salary as compensation for serving as Interim Chief Financial officer from December 26, 2010 until August 9, 2011.

During the latter half of fiscal 2011, at the recommendation of Mr. Head, our Compensation and Human Resources Committee approved raises in base salary for Messrs. Williams and Grady. Mr. Williams’ salary was increased to $300,000 in connection with his promotion to Chief Financial Officer in August 2011. Mr. Grady’s salary was increased by $10,710 to $367,710 in August 2011. The salary increase for Mr. Grady was made in recognition of improvements at our Ninety Nine concept related to our turnaround strategy which included improved sales, guest counts and guest satisfaction scores, and also in recognition of the fact that the Company had not increased salaries for the past three years.

Cash Bonuses. We incentivize our Named Executive Officers by establishing cash bonus opportunities that are tied to financial performance objectives. We believe that the opportunity to earn a significantly variable amount of cash compensation tied to our annual Company performance aligns short-term executive performance with shareholder interests. A performance-based bonus system, administered under our shareholder-approved Executive Incentive Plan, also holds our executives accountable for sub-par Company performance. In 2011 we did not pay performance bonuses to any of our Named Executive Officers, except Mr. Thimm for performance

20

relating to our Stoney River concept. In February 2012, Mr. Buehler received a bonus of $75,000 as an inducement grant related to his joining the Company in September 2011.

For 2011, we developed a bonus program intended to reward our employees for meeting or improving our earnings before interest, taxes, depreciation and amortization, adjusted to exclude severance and recruiting costs and other non-cash charges (this measurement is referred to herein as “adjusted EBITDA”), relative to budgeted amounts. If we did not meet our budgeted adjusted EBITDA, none of our Named Executive Officers could receive a bonus. To the extent our budgeted adjusted EBITDA was met, our Named Executive Officers could earn one third of their target bonus (with targets for each Named Executive Officer as more fully defined below). As adjusted EBITDA performance improved, a greater portion of their respective target bonus could be earned.

For Messrs. Head and Williams, we based bonus eligibility entirely on improvements in Company-wide adjusted EBITDA. For Messrs. Craft, Grady and Thimm, we based bonuses 25% on improvement in Company-wide adjusted EBITDA and 75% on improvement in concept adjusted EBITDA (O’Charley’s, Ninety Nine and Stoney River, respectively). Target bonuses for 2011 as a percentage of base salary for our Named Executive Officers were as follows: Mr. Head, 100%; Mr. Williams, 40%; Mr. Craft, 70%; Mr. Grady, 60%; and Mr. Thimm, 50%.

In order for our Named Executive Officers to receive 100% of their target bonus, Company-wide and/or concept EBITDA results would have had to significantly exceed budgeted adjusted EBITDA. For instance, even if we had attained budgeted adjusted EBITDA at the Company-wide level, only 33% of each individual’s respective target bonus (for that portion tied to Company-wide performance) would have been funded. And accordingly, even if we had attained budgeted adjusted EBITDA at the concept specific level, only 33% of each individual’s respective target bonus (for that portion, if any, tied to concept specific performance) would have been funded. We set 2011 adjusted EBITDA targets, consistent with our budget, at $50.5 million Company-wide; $49.3 million at our O’Charley’s concept; $26.0 million at our Ninety Nine concept; and $3.5 million at our Stoney River concept. Our 2011 Company-wide adjusted EBITDA was $40.2 million, while our O’Charley’s-level adjusted EBITDA was $34.5 million, our Ninety-Nine adjusted EBITDA was $23.6 million, and our Stoney River adjusted EBITDA was $3.7 million. Because the Company-wide targets were not met, no performance bonuses based on Company-wide results were paid to our Named Executive Officers for fiscal 2011. However, because the Stoney River concept exceeded budget adjusted EBITDA, Mr. Thimm earned a bonus of $79,110. As noted above, 75% (or approximately $93,209) of Mr. Thimm’s $124,279 target cash bonus was tied to performance of our Stoney River concept. Our Stoney River concept exceeded adjusted EBITDA by $149,000, which entitled Mr. Thimm to receive 84.9% of the portion of his target bonus that was tied to the Stoney River concept’s performance.

In January 2012, the Compensation and Human Resources Committee awarded Mr. Grady a discretionary cash bonus in the amount of $35,000. This cash bonus was awarded in recognition of improvements at our Ninety Nine concept related to our turnaround strategy which included improved sales, guest counts and guest satisfaction scores. The bonus was also awarded based on the recognition that the failure of Mr. Grady to receive a bonus under the Company’s 2011 cash bonus plan was due in part to rising commodity costs which affected the casual dining industry generally and over which Mr. Grady had little control.

In November 2011 the Compensation and Human Resources Committee awarded Mr. Williams a discretionary cash bonus in the amount of $16,315. This cash bonus was awarded in recognition of Mr. Williams’ contributions with respect to the sale and leaseback transaction completed October 18, 2011.

Long-Term Incentive Compensation. We believe that equity-based long-term incentive compensation provides a strong link between executive interests and the objective of creating shareholder value. To establish such incentives, we historically have used both performance-vesting and time-vesting stock option and restricted stock awards, tailoring the terms of such awards to suit Company and shareholder objectives.

21

With respect to the number of shares underlying our long-term incentive awards, our historical practice has been to determine the dollar amount of equity compensation that we want to provide, based on our total direct compensation targets and consistent with our compensation strategy of providing significant incentive-based pay. With the exception of significant promotions and new hires, we generally make equity awards at the first meeting of the Compensation and Human Resources Committee each year. This timing enables us to consider our prior-year performance in determining the appropriate size of equity awards.

In 2009, we evaluated our equity incentive practices in light of our turnaround strategy, the uncertain economic environment and our desire to motivate our existing executive team to lead us through the challenging recessionary environment while building long-term shareholder value. In this context, we awarded time-based stock options (the “2009 Grants”) with a three-year cliff vesting schedule and six-year term at a per-share exercise price of $2.74, the grant-date closing price of our common stock. Mr. Craft’s grant, awarded when he joined the Company in October 2009, contained similar terms. Messrs. Grady and Williams are the only remaining Named Executive Officers with 2009 grants. The option vesting date for the 2009 Grants was intended to provide our existing executives with incentive to remain with us for several years and to build the Company’s value during this time frame. Except in connection with a change in control as discussed more fully below, the Named Executive Officers must be employed with the Company on the vesting date in order to retain any rights with respect to such 2009 Grants.

Importantly, we intended the 2009 Grants to cover three years’ worth of equity grants to our Named Executive Officers (other than grants that might be made in connection with promotions or new hires). In 2011, we made equity grants in connection with new hires to Messrs. Thimm and Buehler. Additionally, Mr. Williams received an equity grant in connection with his promotion to chief financial officer. In 2011, we also applied previously-established performance conditions to the restricted stock we granted to our Named Executive Officers in 2008. These awards were structured to vest in equal 25% annual installments over four years beginning in 2009, subject to performance conditions being achieved each year. Because our Company failed to achieve the 2011 performance conditions, 25% of the award was forfeited. The 2011 performance conditions applied to the portions of these awards allocated for the year were structured in a manner similar to those of our 2011 bonus plan described above – i.e., the tranche required achievement of budgeted Company-wide EBITDA, which was not met.

Severance and Change-in-Control Benefits. It is our experience that reasonable severance and change-in-control benefits are often necessary to recruit and retain effective senior managers. When we agree to provide severance benefits, we try to set payment levels that reflect the fact that it may be difficult for a high-level executive to find comparable employment within a short period of time. In addition, we seek to tie such severance benefits to non-compete covenants designed to protect us from a departed executive immediately joining one of our competitors.

We have entered into executive employment agreements with each of our Named Executive Officers. The employment agreement with Mr. Grady expires in March 2013. Mr. Head, our president and chief executive officer, entered into a similar form of executive employment agreement upon joining the Company in September 2010, which expires on September 30, 2014. Messrs. Buehler and Williams entered into similar forms of executive employment agreements in September and August 2011, respectively; both employment agreements expire on September 30, 2014. Mr. Thimm entered into an executive employment agreement upon joining the Company in February 2011, which expires on February 2, 2014.

Under the agreements entered into with our Named Executive Officers, each such officer agrees to refrain from competing with the Company during the term of their employment and for a period of 12 months thereafter and to refrain from soliciting employees of the Company to terminate their employment. In exchange, we agree to make certain severance payments to each such executive in the event that his employment is terminated without “cause” or if he terminates his employment with “good reason” (as such terms are defined in the executive employment agreements). Upon such a termination Messrs. Grady, Head, Thimm, Williams and

22

Buehler will each be entitled to salary continuation for a period of 12 months. Additionally, Mr. Grady would be entitled to payment of the target bonus amount for the fiscal year in which the termination occurs, or the target bonus amount for the 2008 fiscal year if greater. In the case of Mr. Head, if such a termination occurs he would be eligible for any outstanding bonus earned in the prior year but not yet paid. In addition, upon such a termination, all of our Named Executive Officers with the exception of Mr. Thimm would be entitled, subject to certain limitations, to continuation of certain employee benefits for a period of twelve months.

Mr. Craft’s resignation on August 28, 2011 was treated as a termination without “cause” for purposes of his employment agreement. Consistent with such agreement, he will receive one times his annual salary in weekly installments over a period of fifty-two (52) weeks, and continuation of health insurance benefits for fifty-two (52) weeks following the date of termination.

With respect to potential changes in control of the Company, we believe that it is important to align our senior managers’ financial interests with those of our shareholders. We seek to reduce the reluctance that our senior-most executives might have in pursuing change-in-control transactions that would benefit our shareholders, but possibly result in job loss for them following such a transaction. To this end, the executive employment agreements with our Named Executive Officers address the possibility of job loss after a change in control. Upon a change in control, the executive is entitled to a lump sum payment if he is terminated within eighteen months of such change in control other than for death, “cause,” “disability,” or “retirement” (as such terms are defined in the respective agreements). The executive is also entitled to such lump sum payment, if, following a change in control, he terminates employment with the Company for “good reason” (as defined in the respective agreements). Upon such a termination, our executive officers are each entitled to the following: Messrs. Head and Grady are each entitled to severance pay in a lump sum amount equal to the sum of (i) 150% of the average of the aggregate annual salary paid to him by the Company during the three calendar years preceding the change in control, and (ii) 150% of the highest bonus compensation paid to him for any of the three calendar years preceding the change in control; Messrs. Buehler and Williams are each entitled to severance pay in a lump sum amount equal to 150% of the salary currently paid to him; and Mr. Thimm is entitled to severance pay in a lump sum amount equal to 100% of his current base salary. In addition, in the event of such a termination following a change in control, Messrs. Head and Grady are entitled to continuation of health insurance benefits for a period of 18 months, while Messrs. Buehler and Williams are entitled to continuation of health insurance benefits for a period of 12 months. Notwithstanding the foregoing, with respect to the employment agreements entered into with Messrs. Head, Grady, Buehler, Williams and Thimm, in the event the lump sum severance payment, either alone or together with other payments that the executive has the right to receive from the Company, exceeds an amount would be deemed to be a “parachute payment” under Section 280G of the Internal Revenue Code of 1986, as amended, the executive may elect to reduce such lump sum severance payment to the largest amount not subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended. For more information regarding the potential payments upon a termination or change in control for each Named Executive Officer, please see the table entitled “Potential Payments Upon Termination or Change in Control” below.

Retirement Plans. We maintain a 401(k) salary reduction and profit-sharing plan, pursuant to which team members can make contributions up to the lesser of 60% of their annual compensation or the maximum amount permitted by law. The Company contributes quarterly to the 401(k) plan an amount equal to 50% of team member contributions, up to 3% of eligible compensation so contributed. Company contributions vest at the rate of 25% each year beginning after the team member’s initial year of employment. None of our Named Executive Officers participated in our 401(k) salary reduction and profit-sharing plan in 2011.

We maintain a nonqualified deferred compensation plan for certain members of our senior management to provide supplemental retirement income benefits through deferrals of salary and bonuses. Participants in this plan can contribute, on a pre-tax basis, up to 50% of their base pay and 100% of their bonuses. The Company contributes quarterly to this plan an amount derived from applying a matching formula of each participant’s

23

deferrals. Additional details regarding this supplemental retirement plan are provided in the table entitled “2011 Non-Qualified Deferred Compensation.”

Health and Welfare Benefits. Our Named Executive Officers are eligible for health and welfare benefits offered to all of our employees. We provide additional and/or higher levels of coverage for some Company-provided benefits, as outlined in the chart below. We offer these benefits in order to remain competitive with other companies. We determine the amount of benefits to offer based on the cost to the Company relative to the benefit to the named executive. The following is a summary of these benefits:

Life Insurance	AD&D Insurance	Short-Term Disability	Long-Term Disability	Supplemental Disability
1X base salary plus average bonus for last two years (up to $1,000,000).	1X base salary plus average bonus for last two years (up to $1,000,000).	100% base salary for up to 180 days.	60% base salary plus average bonus for last two years (up to $10,000 monthly maximum).	Difference between $10,000 monthly maximum for long-term disability and 60% of base salary plus average bonus for last two years, with a maximum combined monthly benefit of $30,000.

Perquisites. We provide limited perquisites to our Named Executive Officers which include an annual car and gas allowance and health club membership dues. Additionally, we paid tuition in the amount of $19,631 to Vanderbilt University to enable Mr. Williams to pursue a master of business administration degree.

Accounting and Tax Implications. We consider the financial reporting and income tax consequences to the Company of individual compensation elements when making compensation decisions. Overall, we seek to balance the desire to maintain an effective compensation package for the Named Executive Officers with the need to maximize the immediate deductibility of compensation – while ensuring an appropriate (and transparent) impact on reported earnings and other closely followed financial measures.

In making compensation decisions, we have considered that Internal Revenue Code Section 162(m) limits deductions for compensation paid in excess of $1 million. Our annual cash bonuses are designed to qualify for the exemption of “performance-based” compensation from the deductibility limit. However, we reserve the discretion to design and use compensation elements that may not be deductible within Section 162(m).

24

Summary Compensation Table

The following table sets forth certain summary information for the fiscal years ended December 25, 2011, December 26, 2010 and December 27, 2009, respectively, with respect to the compensation awarded to, earned by, or paid to our Named Executive Officers.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(6)	Total ($)
David W. Head	2011	567,760	—	—	—	—	—	40,436	608,196
President and Chief Executive Officer	2010	178,421	75,000	244,000	461,340	—	—	23,208	981,969

R. Jeffrey Williams	2011	270,775	16,315	155,400	74,304	—	—	46,926	563,721
Chief Financial Officer and Treasurer
Principal Accounting Officer and
Assistant Secretary

Marc A. Buehler	2011	101,538	75,000	—	399,540	—	—	74,311	650,389
O’Charley’s Concept President

John R. Grady	2011	361,325	35,000	—	—	—	—	43,210	439,535
Ninety Nine Restaurants	2010	357,000	—	—	—	—	—	49,170	406,170
Concept President	2009	350,134	—	—	192,500	37,678	—	48,431	628,743

Alfred L. Thimm, Jr.	2011	241,154	—	—	163,660	80,474	—	34,023	519,311
Stoney River Legendary Steaks
Concept President

Wilson Craft	2011	293,880	—	—	—	—	—	183,357	477,236
Former O’Charley’s Concept President	2010	445,000	—	—	—	—	—	92,084	537,084
	2009	94,135	—	—	943,500	35,942	—	18,775	1,092,352

(1)	The amounts in the Salary column represent the base salary paid for the fiscal year. In the case of Mr. Williams, this amount includes $5,000 per month paid to him for serving as interim Chief Financial Officer until August 9, 2011. Mr. Craft’s annualized salary at the time of his resignation on August 28, 2011 was $445,000. Mr. Buehler was hired on September 16, 2011, with an annualized base salary of $400,000. Mr. Thimm was hired on February 2, 2011 with an annualized base salary $275,000.

(2)	The amount of bonus compensation reported for Messrs. Williams and Grady represents a discretionary bonus as discussed in the Compensation Discussion and Analysis and a sign-on bonus for Mr. Buehler.

(3)	The amounts in the Stock Awards column reflect the aggregate grant date fair value of restricted stock awards, as determined for financial reporting purposes. As discussed in the Compensation Discussion and Analysis, our Named Executive Officers in 2011 forfeited portions of previously granted performance-based restricted stock awards.

(4)	The amounts in the Option Awards column reflect the aggregate grant date fair value, as determined for financial reporting purposes, for awards granted during the respective fiscal years set forth in the Year column. Assumptions used in the calculation of these amounts are discussed in footnotes 1 and 6 to the Company’s audited financial statements for the fiscal year ended December 26, 2010, which are included in the Company’s Annual Report on Form 10-K filed with the Commission on March 10, 2011. The weighted average assumptions utilized in the Black-Scholes-Merton option-pricing model to value stock options granted in 2011 were as follows: 1.7% risk-free rate; 5.2 years expected term; 0% expected dividend yield; and 81.7% volatility.

(5)	The amounts in the Non-Equity Incentive Plan Compensation column reflect the cash bonuses paid to the named individuals under the applicable year’s bonus plan described under the heading “Cash Bonuses” above.

25

(6)	Amounts shown in the All Other Compensation column for 2011 include for each Named Executive Officer:

Name	Car Allowance ($)	Deferred Compensation Matching Contributions ($)	Group Term Life Premiums ($)	Disability Premiums ($)	Severance Payments ($) (a)	Relocation Expenses ($)	Other ($) (b)
David W. Head	25,000	—	10,740	4,456	—	—	240
R. Jeffrey Williams	25,000	—	388	1,666	—	—	19,871
Marc A. Buehler	7,212	3,277	154	741	—	62,868	60
John R. Grady	25,000	10,840	433	6,937	—	—	—
Alfred L. Thimm, Jr.	22,596	—	230	3,184	—	7,832	180
Wilson Craft	16,346	7,347	308	5,157	154,038	—	160

(a)	Pursuant to his employment agreement, this amount includes cash severance provided to Mr. Craft following his resignation on August 28, 2011.

(b)	The amounts shown in the Other column include Company contributions to health club dues. The amount listed for Mr. Williams includes $19,631 in tuition paid by the Company to Vanderbilt University.

2011 Grants of Plan-Based Awards

The following table summarizes grants of plan-based awards made to our Named Executive Officers in 2011.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards ($)(3)
		Threshold ($)	Target ($)	Maximum ($)(2)
David W. Head	—	206,250	625,000	—	—	—	—	—
R. Jeffrey Williams	—	39,600	120,000	—	—	—	—	—
	05/19/11	—	—	—	—	15,000	7.39	74,304
	08/10/11			—	30,000	—	—	155,400
Marc A. Buehler	09/16/11	—	—	—	—	100,000	6.20	399,540
John R. Grady	—	72,807	220,626	—	—	—	—	—
Alfred L. Thimm, Jr.	—	41,012	124,279	—	—	—	—	—
	02/08/11					40,000	6.39	163,660
Wilson Craft	—	102,795	311,500	—	—	—	—	—

(1)	The amounts shown in Threshold, Target and Maximum columns reflect the threshold and target bonus levels, respectively, that could have been earned under the Company’s cash bonus plan for fiscal year 2011. Upon the attainment of the respective levels of budgeted adjusted EBITDA for the concept or enterprise, as applicable, threshold bonuses would be paid, where Threshold equals 33% of the Target amounts shown above. The plan is described under “Cash Bonuses” above. Mr. Thimm was the only Named Executive Officer to receive a performance-based bonus, which is reflected in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table and discussed in the “Cash Bonuses” section above.

(2)	Unlike previous years, the 2011 bonus plan was uncapped, meaning that there was no maximum amount under the plan. Instead, for every incremental dollar earned above the target EBITDA for the NEOs, 50% of that amount would go into a pool. At the end of the year, the proceeds in the pool would be allocated among all employees who were eligible to receive the award by virtue of surpassing their respective EBITDA target.

(3)	The amounts shown in this column represent the grant date fair value of stock options as determined for financial reporting purposes. Assumptions used in the calculation of these amounts are discussed in footnotes 1 and 6 to the Company’s audited financial statements for the fiscal year ended December 26, 2010, which are included in the Company’s Annual Report on Form 10-K filed with the Commission on March 10, 2011. The weighted average assumptions utilized in the Black-Scholes-Merton option-pricing model to value stock options granted in 2011 were as follows: 1.7% risk-free rate; 5.2 years expected term; 0% expected dividend yield; and 81.7% volatility.

26

Outstanding Equity Awards at Fiscal 2011 Year-End

The following table summarizes the number of outstanding equity awards held by each of our Named Executive Officers as of December 25, 2011. Market values are based on the closing price of our common stock on December 23, 2011, of $5.54.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
David W. Head	—	120,000	(1)	$6.10	09/01/20	40,000	(2)	221,600	—		—

R. Jeffrey Williams	2,760	—		$21.19	02/19/13	1,422	(3)	7,878	—		—
	—	15,000	(4)	$2.74	02/10/15	30,000	(5)	166,200	—		—
	—	10,000	(6)	$7.14	02/10/16	—		—	—		—
	—	15,000	(7)	$7.39	05/19/18	—		—	—		—

Marc A. Buehler	—	100,000	(8)	$6.20	09/16/18	—		—	—		—

John R. Grady	24,000	—		$20.42	01/27/13				6,518	(9)	36,110
		125,000	(4)	$2.74	02/10/15	6,518	(10)	36,110

Alfred L. Thimm, Jr.	—	40,000	(11)	$6.39	02/08/18	—		—	—		—

Wilson Craft	—	150,000	(12)	$9.62	02/10/15	—		—	—		—

(1)	One-half of these options will vest on September 1, 2012 and the remaining shares will vest on September 1, 2013, provided that executive remains employed by the Company and except as provided under a change in control.

(2)	These restricted shares will vest in full on September 1, 2014, provided that executive remains employed by the Company and except as provided under a change in control.

(3)	These restricted shares vested in full on February 7, 2012.

(4)	These options vested in full on February 10, 2012.

(5)	These restricted shares will vest in full on August 10, 2014.

(6)	These restricted shares will vest in full on February 10, 2013, provided that executive remains employed by the Company and except as provided under a change in control.

(7)	These unvested options, granted on May 19, 2011, vest over three years on each anniversary of the grant.

(8)	These unvested options, granted on September 16, 2011, will vest in full on September 16, 2014.

(9)	These shares were forfeited on February 1, 2012 for failure to meet minimum performance targets established for the 2011 fiscal year by the compensation and human resources committee.

(10)	These shares will vest on March 10, 2012, provided that executive remains employed by the Company and except as provided under a change in control.

(11)	These unvested options, granted on February 8, 2011, will vest 50% on February 8, 2013 and 50% on February 8, 2014.

(12)	These options were forfeited upon the termination of Mr. Craft’s employment with the Company.

27

2011 Option Exercises and Stock Vested

The following table summarizes the number of options exercised and the vesting of restricted stock awards and the value realized by our Named Executive Officers as a result of such events during 2011.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
David W. Head	—	—	—	—

R. Jeffrey Williams	— —	— —	1,096 1,421	6,872 8,910

Marc A. Buehler	—	—	—	—

John R. Grady	— —	— —	3,222 3,258	20,202 19,784

Alfred L. Thimm, Jr.	— —	— —	— —	— —

Wilson Craft	—	—	—	—

(1)	The amounts shown in the Value Realized on Vesting column represent the aggregate dollar amount realized upon vesting by multiplying the number of shares of stock acquired on vesting by the closing stock price on the vesting date.

2011 Non-Qualified Deferred Compensation

The following table summarizes non-qualified deferred compensation earned by our Named Executive Officers in 2011.

Name (1)	Executive Contributions in Last FY ($)(2)	Registrant Contributions in Last FY ($)(3)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(4)
Marc A. Buehler	10,769	3,277	(1,267)	—	12,779
John R. Grady	21,679	10,840	(3,775)	—	120,323
Wilson Craft	14,694	7,246	284	—	62,585

(1)	Messrs. Head, Williams and Thimm did not participate in the non-qualified plan in 2011 and have no outstanding balance in the plan.

(2)	Executive contributions are part of “Salary” in the Summary Compensation Table.

(3)	Registrant contributions are included under “All Other Compensation” in the Summary Compensation Table. Company matching contributions equal 50% of the first 6% of compensation so contributed.

(4)	The amounts in this column include amounts reported as compensation to the executive in the Summary Compensation Tables in prior years’ proxy statements as follows: Mr. Buehler — $0, Mr. Grady — $64,931 and Mr. Craft — $36,944. These amounts do not take into account amounts distributed in connection with Internal Revenue Code Section 409A transition relief or previously scheduled in-service withdrawals.

28

Potential Payments Upon Termination or Change in Control

The following tables summarize the potential payments to be made to our Named Executive Officers upon termination of their employment or a change in control of the Company, assuming termination on December 25, 2011.

David W. Head

Compensation	Termination by Company without Cause or by Executive with Good Reason ($)	Termination by Company with Cause or by Executive without Good Reason ($)	Termination following Change in Control other than for Death, Disability or Retirement, without Cause, or with Good Reason ($)		Termination following Change in Control with Cause or without Good Reason ($)	Death ($)	Disability ($)	Retirement ($)
Severance	625,000	—	982,500	(2)	—	—	—	—
Accelerated vesting of stock options(1)	—	—	—		—	—	—	—
Accelerated vesting of restricted stock	—	—	221,600		—	221,600	221,600	—
Non-qualified deferred compensation plan	—	—	—		—	—	—	—
Post-termination health insurance	8,563	—	12,845		—	—	—	—

Total	633,563	—	1,216,945		—	221,600	221,600	—

(1)	Information regarding outstanding unexercisable options held by each Named Executive Officer is set forth in the Outstanding Equity Awards at Fiscal 2011 Year-End table above. Amounts represent the maximum profit Mr. Head would have received had he exercised any vested options that were in-the-money on December 25, 2011, including those that vested in connection with a termination of employment following a change in control and sold the underlying stock at $5.54 per share, which was the closing price of one share of the Company’s stock on such date.

(2)	This amount includes a bonus severance of $112,500.

29

R. Jeffrey Williams

Compensation	Termination by Company without Cause or by Executive with Good Reason ($)	Termination by Company with Cause or by Executive without Good Reason ($)	Termination following Change in Control other than for Death, Disability or Retirement, without Cause, or with Good Reason ($)	Termination following Change in Control with Cause or without Good Reason ($)	Death ($)	Disability ($)	Retirement ($)
Severance	300,000	—	450,000	—	—	—	—
Accelerated vesting of stock options(1)	—	—	42,000	—	—	—	—
Accelerated vesting of restricted stock	—	—	174,078	—	174,078	174,078	—
Non-qualified deferred compensation plan	—	—	—	—	—	—	—
Post-termination health insurance	6,241	—	6,241	—	—	—	—

Total	306,241	—	672,319	—	174,078	174,078	—

(1)	Information regarding outstanding unexercisable options held by each Named Executive Officer is set forth in the Outstanding Equity Awards at Fiscal 2011 Year-End table above. Amounts represent the maximum profit Mr. Williams would have received had he exercised any vested options that were in-the-money on December 25, 2011, including those that vested in connection with a termination of employment following a change in control and sold the underlying stock at $5.54 per share, which was the closing price of one share of the Company’s stock on December 23, 2011. Outstanding vested and exercisable options held on December 25, 2011 that were out-of-the-money (exercise price above $5.54) are not reflected in this row as the intrinsic value for these options was $0.

Marc A. Buehler

Compensation	Termination by Company without Cause or by Executive with Good Reason ($)	Termination by Company with Cause or by Executive without Good Reason ($)	Termination following Change in Control other than for Death, Disability or Retirement, without Cause, or with Good Reason ($)	Termination following Change in Control with Cause or without Good Reason ($)	Death ($)	Disability ($)	Retirement ($)
Severance	400,000	—	600,000	—	—	—	—
Accelerated vesting of stock options(1)	—	—	—	—	—	—	—
Accelerated vesting of restricted stock	—	—	—	—	—	—	—
Non-qualified deferred compensation plan(2)	9,492	9,492	12,779	12,779	12,779	9,492	9,492
Post-termination health insurance	8,563	—	8,563	—	—	—	—

Total	418,055	9,492	621,342	9,492	9,492	9,492	9,492

(1)

Information regarding outstanding unexercisable options held by each Named Executive Officer is set forth in the Outstanding Equity Awards at Fiscal 2011 Year-End table above. Amounts represent the maximum

30

profit Mr. Buehler would have received had he exercised any vested options that were in-the-money on December 25, 2011, including those that vested in connection with a termination of employment following a change in control and sold the underlying stock at $5.54 per share, which was the closing price of one share of the Company’s stock on December 23, 2011. Outstanding vested and exercisable options held on December 25, 2011 that were out-of-the-money (exercise price above $5.54) are not reflected in this row as the intrinsic value for these options was $0.

(2)	In the event that a Named Executive Officer’s employment with the Company is terminated, either voluntarily or involuntarily, the officer will receive the balance of the deferred compensation account no sooner than six months following termination of employment or death. The amount shown reflects the participant’s vested balance as of December 25, 2011.

John R. Grady

Compensation	Termination by Company without Cause or by Executive with Good Reason ($)		Termination by Company with Cause or by Executive without Good Reason ($)	Termination following Change in Control other than for Death, Disability or Retirement, without Cause, or with Good Reason ($)		Termination following Change in Control with Cause or without Good Reason ($)	Death ($)	Disability ($)	Retirement ($)
Severance	606,196	(2)	—	594,180	(3)	—	—	—	—
Accelerated vesting of stock options(1)	—		—	350,000		—	—	—	—
Accelerated vesting of restricted stock	—		—	36,110		—	36,110	36,110	—
Non-qualified deferred compensation plan(4)	120,323		120,323	120,323		120,323	120,323	120,323	120,323
Post-termination health insurance	8,563		—	12,845		—	—	—	—

Total	742,222		120,323	1,113,458		120,323	156,433	156,433	120,323

(1)	Information regarding outstanding unexercisable options held by each Named Executive Officer is set forth in the Outstanding Equity Awards at Fiscal 2011 Year-End table above. Amounts represent the maximum profit Mr. Grady would have received had he exercised any vested options that were in-the-money on December 25, 2011, including those that vested in connection with a termination of employment following a change in control and sold the underlying stock at $5.54 per share, which was the closing price of one share of the Company’s stock on December 23, 2011. Outstanding vested and exercisable options held on December 25, 2011 that were out-of-the-money (exercise price above $5.54) are not reflected in this row as the intrinsic value for these options was $0.

(2)	This amount includes a severance payment of $220,626 which is equal to 100% of Mr. Grady’s target bonus for fiscal 2011.

(3)	This amount includes a severance payment of $56,517 which is equal to 150% of the highest bonus paid to Mr. Grady in the last three years.

(4)	In the event that a Named Executive Officer’s employment with the Company is terminated, either voluntarily or involuntarily, the officer will receive the balance of the deferred compensation account no sooner than six months following termination of employment or death.

31

Alfred L. Thimm, Jr.

Compensation	Termination by Company without Cause or by Executive with Good Reason ($)	Termination by Company with Cause or by Executive without Good Reason ($)	Termination following Change in Control other than for Death, Disability or Retirement, without Cause, or with Good Reason ($)	Termination following Change in Control with Cause or without Good Reason ($)	Death ($)	Disability ($)	Retirement ($)
Severance	275,000	—	275,000	—	—	—	—
Accelerated vesting of stock options(1)	—	—	—	—	—	—	—
Accelerated vesting of restricted stock	—	—	—	—	—	—	—
Non-qualified deferred compensation plan	—	—	—	—	—	—	—
Post-termination health insurance	—	—	—	—	—	—	—

Total	275,000	—	275,000	—	—	—	—

(1)	Information regarding outstanding unexercisable options held by each Named Executive Officer is set forth in the Outstanding Equity Awards at Fiscal 2011 Year-End table above. Amounts represent the maximum profit Mr. Thimm would have received had he exercised any vested options that were in-the-money on December 25, 2011, including those that vested in connection with a termination of employment following a change in control and sold the underlying stock at $5.54 per share, which was the closing price of one share of the Company’s stock on December 23, 2011. Outstanding vested and exercisable options held on December 25, 2011 that were out-of-the-money (exercise price above $5.54) are not reflected in this row as the intrinsic value for these options was $0.

The following table describes the actual payments that Mr. Craft has been paid or is entitled to receive as a result of his termination during fiscal 2011.

Wilson Craft

Compensation	Termination by Company without Cause or by Executive with Good Reason ($)
Severance	445,000
Accelerated vesting of stock options(1)	0
Accelerated vesting of restricted stock	0
Non-qualified deferred compensation plan(2)	43,666
Post-termination health insurance	0

Total	488,666

(1)	This amount represents the maximum profit Mr. Craft would have received had he exercised any vested options that were in-the-money on August 28, 2011, the date of his termination, and sold the underlying stock at $4.84 per share, which was the closing price of one share of the Company’s stock on August 26, 2011, the last trading day before his termination. Outstanding vested and exercisable options held on August 28, 2011 that were out-of-the-money (exercise price above $4.84) are not reflected in this row as the intrinsic value for these options was $0.

32

(2)	In the event that a Named Executive Officer’s employment with the Company is terminated, either voluntarily or involuntarily, the officer will receive the balance of the deferred compensation account no sooner than six months following termination of employment or death. Mr. Craft forfeited a portion of the Company matching contribution reflected in the 2011 Non-Qualified Deferred Compensation Table above that was unvested at the date of his termination.

2011 Director Compensation

The table below represents the compensation earned by each non-employee director during fiscal 2011.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)	All Other Compensation ($)(2)	Total ($)
William F. Andrews	46,038	79,999	—	—	126,037
Arnaud Ajdler	49,938	79,999	—	—	129,937
Douglas Benham	54,288	79,999	—	2,000	136,287
Philip J. Hickey, Jr.	107,150	79,999	—	387	187,536
Gregory Monahan	35,963	79,999	—	—	115,962
Dale W. Polley	53,688	79,999	—	2,000	135,687
Richard Reiss, Jr.	50,763	79,999	—	2,000	132,762
H. Steve Tidwell	48,213	79,999	—	—	128,212
Robert J. Walker	37,663	79,999	—	—	117,662
Shirley A. Zeitlin	33,838	79,999	—	—	113,837

(1)	The amounts in the Stock Awards column reflect the aggregate grant date fair value, as determined for financial reporting purposes, for awards granted in 2011. The grant date fair value of the customary annual stock award to each non-employee director in fiscal 2011 was $79,999.

(2)	The amount shown in the All Other Compensation column represent matching charitable contributions made by the Company during 2011 pursuant to the Company’s non-employee director compensation policy, as described below:
a.	Each non-employee director is eligible for an O’Charley’s Inc. donation match to their charity of choice.
b.	The match is based on the non-employee directors’ personal donations and not those made by business affiliations.
c.	The match is capped at $2,000 per year, per non-employee director and may be divided between two separate charities at $1,000 each or $2,000 per charity at any time during the fiscal year.

During 2011, non-employee directors received an annual retainer of $21,250 payable in cash in quarterly installments, a fee of $2,550 for each Board of Directors meeting attended in person, a fee of $2,550 for each committee meeting attended in person, and fees of $850 for each Board of Directors meeting and $450 for each committee meeting in which the director participated by telephone. Directors who served on the special committee in connection with consideration of the Company’s sale and leaseback transaction announced in October 2011 received $3,000 for each meeting of the special committee attended. Directors were reimbursed for travel expenses associated with serving as a director. Directors who served as chairs of each of the audit, compensation and human resources and Nominating and Corporate Governance Committees received an annual fee of $5,100 payable in cash in quarterly installments. The Chairman of the Board received an annual retainer of $63,750 payable in cash in quarterly installments in addition to the Board retainer and other fees. Directors who are officers or employees of the Company receive no compensation for serving as members of the Board of Directors. The aggregate amount of fees paid to the non-employee directors for the 2011 fiscal year was $506,138. The Company also matches charitable contributions by its non-employee directors up to an aggregate of $2,000 annually for each non-employee director.

33

Each non-employee director receives a grant of restricted stock valued at $100,000 on the date of his or her initial election or appointment to the Board of Directors. These shares vest in three equal, annual installments beginning on the first anniversary date of the grant. In addition, on the date of each annual meeting of shareholders, each non-employee director who continues as a director following such meeting and who has served as a director for at least 11 months prior to such meeting receives a grant of restricted stock valued at approximately $80,000 based on the closing price of the Company’s common stock on the date of grant. The shares vest in full on the date of the next annual meeting of shareholders following the date of grant.

The Board of Directors evaluates the compensation of directors annually and makes adjustments as it deems advisable and consistent with the best interests of the Company’s shareholders and the financial abilities of the Company. After a review of director compensation practices at companies within the previously-established peer group and on account of recent Company performance and management initiatives, the Board of Directors made the decision to reduce the fee schedule.

Compensation Committee Interlocks

During fiscal year 2011, the Compensation and Human Resources Committee of the Board of Directors was composed of Messrs. Ajdler, Reiss and Tidwell. None of these persons has at any time been an officer or employee of the Company or any of its subsidiaries. In addition, there are no relationships among the Company’s executive officers, members of the Compensation and Human Resources Committee or entities whose executives serve on the Board of Directors or the Compensation and Human Resources Committee that require disclosure under applicable SEC regulations.

Compensation and Human Resources Committee Report

The Compensation and Human Resources Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on such review and discussion, the Compensation and Human Resources Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Information Statement.

Arnaud Ajdler	Richard Reiss, Jr.	H. Steve Tidwell (Chair)

The material in this report is not “soliciting material,” is not deemed “filed” with the Commission and is not to be incorporated by reference in any filing of O’Charley’s under the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), whether made before or after the date hereof and irrespective of any general incorporation language in any such filing

Certain Information Regarding Golden Parachute Payments

Information about “golden parachute payments” that may be implicated by the transaction to which this Information Statement pertains is set forth in the Schedule 14D-9 and is incorporated herein by reference.

34

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s officers and directors, and persons who own more than ten percent of the Company’s common stock, to file reports of ownership and changes in ownership with the Commission. Officers, directors and greater than ten percent shareholders are required by regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on its review of the copies of such forms received by it, the Company believes that all filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with during the fiscal year ended December 25, 2011, except that a Form 4 was filed one day late on behalf of Alfred L. Thimm, Jr. to report a stock option award; a Form 4 was filed one day late on behalf of each of Robert F. Luz, Colin M. Daly, R. Jeffrey Williams and Leon De Wet to report the disposition of shares to cover the tax liability associated with the vesting of a restricted stock grant; and a Form 4 was filed late on behalf of each of John R. Grady and Lawrence D. Taylor to report the forfeiture of certain restricted stock awards and the disposition of shares to cover the tax liability associated with the vesting of a restricted stock grant.

35

AUDIT COMMITTEE REPORT

The material in this report is not “soliciting material,” is not deemed “filed” with the Commission and is not to be incorporated by reference in any filing of O’Charley’s under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

The Audit Committee of the Board of Directors is composed of three directors who are independent directors as defined under the applicable rules of the Securities and Exchange Commission and NASDAQ Marketplace Rule 5605(c)(2). Currently, the members of the Audit Committee are Messrs. Andrews, Benham and Polley.

The Audit Committee operates under a written charter adopted by the Board of Directors, a copy of which is available on the “Investor Relations” section of the Company’s website at www.ocharleysinc.com. The Audit Committee reviews the Company’s financial reporting process on behalf of the Board of Directors. Management has primary responsibility for the Company’s financial statements and financial reporting process, including assessing the effectiveness of the Company’s internal control over financial reporting. The Company’s independent registered public accounting firm is responsible for planning and carrying out annual audits and quarterly reviews of the Company’s financial statements in accordance with standards established by the Public Company Accounting Oversight Board, expressing an opinion on the conformity of the Company’s audited financial statements with U.S. generally accepted accounting principles and auditing and reporting on the effectiveness of the Company’s internal control over financial reporting.

The Audit Committee discussed with the independent registered public accounting firm the overall scope and plans for its audits. The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of its examinations, the evaluations of the Company’s internal control over financial reporting and the overall quality of the Company’s financial reporting. Specifically, the Audit Committee has reviewed and discussed with management and the auditor the audited financial statements for the fiscal year ended December 26, 2010. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, “Communication with Audit Committees,” as amended. In addition, the Audit Committee has received from the independent registered public accounting firm the written disclosures and the letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm’s communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm its independence from the Company and management. The Audit Committee has considered whether the independent registered public accounting firm’s provision of any non-audit services to the Company is compatible with the independent registered public accounting firm’s independence.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 26, 2010, for filing with the Commission.

William F. Andrews	Douglas Benham	Dale W. Polley (Chair)

The foregoing report of the Audit Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this Information Statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such acts.

36

CERTAIN TRANSACTIONS

Since the beginning of the last fiscal year, we are aware of no related party transactions between us and any of our directors, executive officers, 5% shareholders or their family members that require disclosure under Item 404 of Regulation S-K under the Securities Exchange Act of 1934.

We have adopted a written related party transaction policy, administered by our Audit Committee, that requires the Audit Committee to review and either ratify, approve or disapprove all “Interested Transactions,” subject to certain exceptions for specified “pre-approved transactions” not believed to create a material interest with respect to a “Related Party.” “Interested Transactions” are generally defined to include any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which:

•	the aggregate amount involved exceeded, or will or may be expected to exceed, $120,000 in any calendar year;

•	the Company was, is or will be a participant; and

•	any Related Party had, has or will have a direct or material indirect interest.

For purposes of the policy, a “Related Party” is any:

•

person who is or was (since the beginning of the last fiscal year for which the Company has filed a Form 10-K and proxy statement, even if they do not presently serve in that role) an executive officer, director or nominee for election as a director;

•

greater than 5% beneficial owner of the Company’s common stock, other than entities that hold 5% or more and do not participate on the Board or receive any other rights that would indicate participation in the operations or management of the Company’s business;

•	immediate family member of any of the foregoing; or

•

firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner, managing member or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

In determining whether to approve or ratify an Interested Transaction under the policy, the Audit Committee is to consider all relevant information and facts available to it regarding the Interested Transaction and take into account factors such as the Related Party’s relationship to the Company and interest (direct or indirect) in the transaction, the terms of the transaction and the benefits to the Company of the proposed transaction. No director is to participate in the approval of an Interested Transaction for which he or she is a Related Party or otherwise has a direct or indirect interest.

In addition, the Audit Committee is to review and assess ongoing Interested Transactions, if any, on at least an annual basis to determine whether any such transactions remain appropriate or should be modified or terminated.

37

EVERCORE PARTNERS	February 5, 2012

The Board of Directors of

O’Charley’s Inc.

3038 Sidco Drive

Nashville, TN 37204

Members of the Board of Directors:

We understand that O’Charley’s Inc., a Tennessee corporation (the “Company”), proposes to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), with Fidelity National Financial, Inc., a Delaware corporation, (“Parent”) and its subsidiary, Fred Merger Sub Inc. (“Merger Sub”) (together, the “Buyer”), pursuant to which (i) Merger Sub will commence a tender offer (the “Offer”) for all of the issued and outstanding shares of the Company’s Common Stock, no par value per share (the “Company Common Stock”), for $9.85 per share, in cash without interest (the “Offer Price”) and (ii) Merger Sub will merge with and into the Company in a merger (the “Merger”) in which each share of Company Common Stock not acquired in the Offer, other than shares owned by the Company, Parent, Merger Sub or any direct or indirect wholly owned subsidiary of the Company or Parent (which shares would be cancelled without the payment of any consideration therefor), would be converted into the right to receive $9.85 per share, in cash without interest (the “Merger Consideration”). As used herein, (i) “Consideration” shall refer to the Offer Price or the Merger Consideration, as applicable, and (ii) “Transaction” shall refer to the Offer and the Merger together. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement and terms used herein and not defined shall have the meanings ascribed thereto in the Merger Agreement.

The Board of Directors has asked us whether, in our opinion, the Consideration is fair, from a financial point of view, to the holders of shares of Company Common Stock, other than Parent, Merger Sub and any of their respective Affiliates (collectively, the “Excluded Holders”), entitled to receive such Consideration.

In connection with rendering our opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant, including publicly available research analysts’ estimates;

(ii)	reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to the Company prepared and furnished to us by management of the Company;

(iii)	reviewed certain non-public projected financial data relating to the Company prepared and furnished to us by management of the Company;

(iv)	reviewed certain non-public projected operating data relating to the Company prepared and furnished to us by management of the Company;

(v)	discussed the past and current operations, financial projections and current financial condition of the Company with management of the Company (including their views on the risks and uncertainties of achieving such projections);

(vi)	reviewed the reported prices and the historical trading activity of the Company Common Stock;

(vii)	compared the financial performance of the Company and its stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;

(viii)	compared the financial performance of the Company and the valuation multiples relating to the Transaction with those of certain other transactions that we deemed relevant;

(ix)	reviewed certain publicly available business and financial information relating to the Parent that we deemed to be relevant;

Letter to the Board of Directors of O’Charley’s Inc.

February 5, 2012

(x)	reviewed a draft of the Merger Agreement dated February 3, 2012 and a draft of the Tender and Support Agreement dated February 4, 2012, by and among certain shareholders of the Company named therein, Parent and Merger Sub (together, the “Draft Agreements”), which we have assumed are in substantially final form and from which we assume the final forms will not vary in any respect material to our analysis; and

(xi)	performed such other analyses and examinations and considered such other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, and we assume no liability therefor. With respect to the projected financial data relating to the Company referred to above, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company. We express no view as to any projected financial data relating to the Company or the assumptions on which they are based.

For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transaction will be satisfied without material waiver or modification thereof. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Transaction or materially reduce the benefits to the holders of the Company Common Stock of the Transaction.

We have not made nor assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the holders (other than the Excluded Holders) of the Company Common Stock from a financial point of view, of the Consideration. We do not express any view on, and our opinion does not address, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Consideration or otherwise. We have assumed that any modification to the structure of the Transaction will not vary in any respect material to our analysis. Our opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transaction. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any third party with respect to the acquisition of any or all of the Company Common Stock or any business combination or other extraordinary transaction involving the Company. This letter, and our opinion, does not constitute a recommendation to the Board of Directors or to any other persons in respect of the Transaction, including as to

Letter to the Board of Directors of O’Charley’s Inc.

February 5, 2012

how any holder of shares of Company Common Stock should vote or act in respect of the Transaction. We express no opinion herein as to the price at which shares of the Company will trade at any time. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services upon the rendering of this opinion. We will also be entitled to receive a success fee if the Transaction is consummated. The Company has also agreed to reimburse our reasonable out-of-pocket expenses (including travel expenses and disbursement) and to indemnify us against certain liabilities arising out of our engagement. Prior to this engagement, we, Evercore Group L.L.C., and its affiliates have provided financial advisory services to the Company and have received fees for the rendering of these services including the reimbursement of expenses. During the two year period prior to the date hereof, no material relationship existed between Evercore Group L.L.C. and its affiliates and the Buyer pursuant to which compensation was received or is intended to be received by Evercore Group L.L.C. or its affiliates as a result of such a relationship, and no such relationship is mutually understood to be contemplated. We may provide financial or other services to the Company or the Buyer in the future and in connection with any such services we may receive compensation.

In the ordinary course of business, Evercore Group L.L.C. or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of the Company, the Buyer and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

This letter, and the opinion expressed herein is addressed to, and for the information and benefit of, the Board of Directors in connection with its evaluation of the proposed Transaction. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written consent, except the Company may reproduce this opinion in full in any document relating to the Transaction in respect of which our opinion was rendered that is required to be filed with the U.S. Securities and Exchange Commission and required to be mailed by the Company to its shareholders relating to the Transaction; provided, however, that all references to us or our opinion in any such document and the description or inclusion of our opinion therein shall be subject to our prior written consent with respect to form and substance, which consent shall not be unreasonably withheld or delayed.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the holders (other than the Excluded Holders) of the shares of Company Common Stock entitled to receive such Consideration.

Very truly yours,

EVERCORE GROUP L.L.C.

By:	/s/ Paul D. Billyard
Paul D. Billyard
Managing Director